As filed with the Securities and Exchange Commission on February 14, 2006
Registration No. 333-130035

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Tim Hortons Inc.
(Exact name of registrant as specified in its charter)

Delaware	5812	51-0370507
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
874 Sinclair Road
Oakville, Ontario L6K 2Y1
Canada (905) 845-6511
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801 (302) 658-7581
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
As soon as practicable after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)
Copies to:

Leon M. McCorkle, Jr. Executive Vice President, General Counsel and Secretary Wendy’s International, Inc. P.O. Box 256 4288 West Dublin-Granville Road Dublin, Ohio 43017-0256 (614) 764-3100	J. Steven Patterson Akin Gump Strauss Hauer & Feld LLP Robert S. Strauss Building 1333 New Hampshire Avenue, N.W. Washington, D.C. 20036-1564 (202) 887-4000 (202) 887-4288	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000 (212) 558-3588
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

	Proposed Maximum	Amount Of
Title Of Each Class Of Securities To Be Registered	Aggregate Offering Price(2)	Registration Fee(3)

Common stock, $0.001 par value per share, including the associated preferred share purchase rights(1)	$600,000,000	$64,200

(1)	Preferred share purchase rights, if any, will be reflected in the market price of the common stock.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to rule 457(o). The proposed maximum aggregate offering price includes amounts attributable to shares the underwriters may purchase to cover over-allotments, if any.

(3)	The total amount owed was paid on December 1, 2005, in connection with the filing of the Registration Statement that is amended hereby.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 14, 2006.
                        Shares
Tim Hortons Inc.
Common Stock

       This is an initial public offering of common stock of Tim Hortons Inc. All of the shares of common stock are being sold by the company.
       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between US$                 (C$                 ) and                 US$                 (C$                 ). The Toronto Stock Exchange has conditionally approved the listing of the common stock under the symbol “THI.” Listing is subject to Tim Hortons Inc. fulfilling all the requirements of the Toronto Stock Exchange, including distribution of the common stock to a minimum number of public securityholders. Tim Hortons Inc. has applied to list the common stock on the New York Stock Exchange under the symbol “THI.”
       See “Risk Factors” on page 10 to read about factors you should consider before buying common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share		Total

Initial public offering price	US$	(C$ )	US$	(C$ )
Underwriting discount	US$	(C$ )	US$	(C$ )
Proceeds, before expenses, to Tim Hortons Inc.	US$	(C$ )	US$	(C$ )
       If the underwriters sell more than  shares of common stock, the underwriters have the option to purchase up to an additional                 shares of common stock from Tim Hortons Inc. at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                 , 2006.

Goldman, Sachs & Co.	RBC Capital Markets

JPMorgan	Scotia Capital

Bear, Stearns & Co. Inc.

CIBC World Markets

Harris Nesbitt

Lazard Capital Markets

Merrill Lynch & Co.

SG Cowen & Co.

TD Securities
Prospectus dated                     , 2006.

Founded more than 40 years ago, as a coffee and donut shop, Tim Hortons has constantly evolved to meet changing consumer tastes. Our menu offers everything from a premium blend of coffee, flavoured cappuccinos, specialty and steeped teas to home-style soups, fresh sandwiches, and freshly baked goods. Our franchisees focus on quality, freshness, value, service, convenience and community leadership. These core values have propelled the chain from its first store in Hamilton, Ontario in 1964 to 2,597 stores across Canada, and 288 locations in key markets in the United States. welcome

Tim Hortons

7:33
Tim Hortons

Tim Hortons
ALWAYS FRESH

BUTTER CROISSANT
CHERRY CHEESE DANISH
MAPLE PECAN DANISH

menu innovation

Tim Hortons
iced
Cappuccino

Tim Hortons
ALWAYS FRESH

Tim Hortons
Yogurt & berries

menu	innovation

we fit anywhere

Tim Hortons

Tim Hortons

Tim Hortons
Tim Hortons

Tim Hortons
ALWAYS FRESH
DRIVE THRU

Tim Hortons
Tim Hortons

we fit	anywhere

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
      Through and including                     , 2006, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY
       This summary highlights information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus. In particular, you should read the section entitled “Risk Factors” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       Tim Hortons Inc., a wholly-owned subsidiary of Wendy’s International, Inc., owns and operates the quick service restaurant chain known as “Tim Hortons.” Unless the context otherwise requires, any references in this prospectus to “we,” “our,” “us” and the “Company” refer to Tim Hortons Inc. and its consolidated subsidiaries as in effect on the closing date of this offering, but not to any of the franchisees that operate Tim Hortons restaurants. Any references in this prospectus to “Wendy’s” refer to Wendy’s International, Inc. and its consolidated subsidiaries, other than us. Unless otherwise specified, references to “dollars” or “$” in this prospectus are to Canadian dollars.
       We believe systemwide sales, which consists of aggregate sales by all franchised and company-operated restaurants, and average same-store sales provide meaningful information to investors concerning the size of our system, the overall health of the system and the strength of our brand. Information about systemwide and average same-store sales is included in this prospectus. Franchisee operations generally are not included in our financial statements; however, franchisee sales result in royalties and rental income that are included in our franchise revenues.
Our Company
       We are the largest quick service restaurant chain in Canada based on systemwide sales and number of restaurants open. According to the Canadian Restaurant and Foodservices Association and Statistics Canada, in 2004 our system represented 22.6% of the $14.0 billion quick service restaurant segment of the Canadian foodservice industry based on sales dollars, almost 25.0% larger than our nearest competitor.
       Since our founding in 1964, we have been committed to a close relationship with our franchisees, which has helped generate customer loyalty and build Tim Hortons® into one of the most widely recognized consumer brands in Canada. Our menu spans a broad range of categories that appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods including donuts, bagels, muffins, cookies, croissants and pastries.
       Since the end of 1995, our systemwide sales and revenues have grown at compound annual growth rates of 18.5% and 17.1%, respectively. This growth has been a result of expanding the number of system restaurants at a 9.6% compound annual growth rate and increasing average annual same-store sales by 7.0% and 10.0% in Canada and the U.S., respectively. We have produced average same-store sales increases for 13 and 14 consecutive years in Canada and the U.S., respectively. Since the end of 1995, we have increased our total operating income at a 20.5% compound annual growth rate.
       As of October 2, 2005, we had a system of 2,801 restaurants in Canada and the U.S. Our 2,529 restaurants across Canada include 660 smaller restaurants in non-standard locations such as gas station convenience stores, universities, hospitals and office buildings. In the U.S., we have a regional presence primarily in the Northeast and Midwest with 272 restaurants in 10 states, concentrated in three major markets. As of October 2, 2005, franchisees operated 2,498, or 98.8%, of the restaurants in Canada and 207, or 76.1%, of the restaurants in the U.S.
       We have a diversified base of revenue and operating income generated from franchisee royalties and fees, rental income, warehouse sales and company-operated stores. In the nine months ended October 2, 2005, we had total revenues of $1.1 billion, operating income of $259.3 million and net income of $174.7 million. Average same-store sales increases for fiscal 2004 were 7.4% in Canada and 9.8% in the U.S., and in the nine months ended October 2, 2005, were 5.2% in Canada and 7.0% in the U.S.
Our Competitive Strengths
       Iconic brand status in Canada. Tim Hortons was recognized as the best managed brand in Canada, according to annual surveys published by Canadian Business magazine in 2004 and 2005. In addition, in an internal 2005 national study, when consumers were asked which fast service chain, convenience store or gas station they stop at to have a coffee, snack or meal most often, Tim Hortons was named 37% of the time, nearly three times higher than the nearest competitor. We were also named one of Canada’s most admired corporate cultures in 2005 by Canadian Business magazine.
       Leading market positions in Canada. According to the 2005 NPD Canada CREST foodservice industry report, our system represented 74.0% of the coffee and baked goods sector of the Canadian quick service restaurant segment, based on the number of customers served over the 12 months ended August 31, 2005. In addition, we have the leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province.
       Systemwide focus on operational excellence. We are an operations-driven organization and invest substantial resources in developing programs, processes, technology and field support for our system of franchised and company-operated restaurants. We focus on continuous improvement in operations so we can consistently serve high-quality food while providing customer courtesy, order accuracy and speed of service, thereby enhancing our customers’ overall experience.
       Energized and committed franchisee base. Our over 1,000 franchisees in North America are critical to our success. Our franchisees are committed to our system growth, having collectively invested over $75.0 million in infrastructure support during 2002 and 2003 for our proprietary “Always Fresh” baking system. The average Tim Hortons franchisee in Canada has been part of our system for almost nine years and owns three restaurants.
       Integrated and flexible business model. Our vertically integrated manufacturing and distribution platforms enable us to realize economies of scale and offer customers innovative products. The flexibility of our Always Fresh system not only enables us to bake and serve fresh and consistent products throughout the day, but also to open restaurants in a variety of formats, sizes and locations. Furthermore, we control the site selection, design and construction of our restaurants, which enables us to increase penetration in existing and new markets. We control the real estate for approximately 80.0% of our system restaurants, which generates a recurring stream of rental income.
       Experienced management team with strong track record of growth. Our executive management team has an average tenure with us of more than 12 years. Together with our dedicated team of employees, they have significantly contributed to our strong financial performance. Between 1995 and 2004, we increased our average sales per standard Canadian restaurant from $878,000 to $1.7 million.
Our Business Strategy
       Drive sales growth at existing restaurants through continued innovation. Our consistent systemwide sales growth reflects our strong and increasing brand awareness, emphasis on customer service and continuous product and process innovation. We strive to meet our customers’ needs throughout the day and expect to continue to improve restaurant efficiency levels and invest in technology to improve customer service.
       Sustain the health and viability of our franchisee base. We have developed a large, highly committed and diversified franchisee base, which is a critical component of our systemwide success. We will continue to strengthen and grow our franchise system by extending the Tim Hortons brand and continuing to offer product development, operations oversight and franchisee support.
       Increase penetration of the Canadian market. We will continue to leverage our brand strength to further penetrate the Canadian market. Although we have the leading market position in the Canadian quick service restaurant segment based on systemwide sales, there are numerous growth opportunities in the Western provinces, Quebec and select high-traffic metropolitan areas. Our “we fit anywhere” strategy of non-standard formats gives us the flexibility to add restaurants in high-traffic consumer locations. Our long-term goal is to have between 3,500 and 4,000 system restaurants open in Canada.
       Pursue long-term profitable expansion in the United States. We have a strong presence in the U.S., with restaurants in 10 states, primarily in the Northeast and Midwest regions. Tim Hortons restaurants in the U.S. experienced an average annual same-store sales growth of 9.8% from 1999 through 2004, even as we expanded our U.S. system during that period from 108 to 251 restaurants. We will continue our efforts to profitably expand our system’s U.S. presence by further penetrating existing markets, entering adjacent markets and selectively pursuing other strategic initiatives. Our goal is to have 500 system restaurants open in the U.S. by the end of 2008.
Our Relationship with Wendy’s®
       We are currently a wholly-owned subsidiary of Wendy’s. We have been and continue to be dependent on Wendy’s for a number of administrative and financial support functions. Upon completion of this offering, Wendy’s will own approximately      % of our outstanding shares of common stock, or approximately      % if the underwriters exercise their over-allotment option in full. Wendy’s will have the ability to direct the election of members of our board of directors and to determine the outcome of other matters submitted to a vote of our stockholders.
      Wendy’s has advised us that, subject to the terms of its agreement with the underwriters (as discussed in “Underwriting”), following completion of this offering it intends to distribute, or spin-off, all of our shares of common stock that it owns to its shareholders as soon as practical, which is expected within 9 to 18 months after this offering, depending on market conditions. However, Wendy’s is not required to complete the spin-off and has the sole discretion (subject to certain conditions) to decide if and when the spin-off will occur and to determine the form, the structure and all other terms of any transactions to effect the spin-off.
       Immediately prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s. These agreements will govern various interim and ongoing relationships between Wendy’s and us, including the extent and manner of our dependence on Wendy’s for administrative support in the immediate future. For more information regarding these agreements, see “Our Relationship with Wendy’s” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       In September 2005, we distributed a US$960 million note as a dividend to Wendy’s. We will use the proceeds from this offering, together with other indebtedness we are incurring under new loan arrangements, to repay that note, leaving us with total indebtedness after the offering of approximately $           million.
       Wendy’s is one of the world’s largest restaurant operating and franchising companies with over 9,900 total restaurants and quality brands, including Wendy’s, Tim Hortons, Baja Fresh® Mexican Grill and investments in Cafe Express and Pasta Pomodoro®.

Risk Factors
       Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus, and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.
Company Information
       Tim Hortons Inc. is a Delaware corporation and until the completion of this offering will be a wholly-owned subsidiary of Wendy’s. Our principal executive offices are located at 874 Sinclair Road, Oakville, Ontario, Canada L6K 2Y1. Our telephone number is (905) 845-6511. Our website address is www.timhortons.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.
Exchange Rate Data
       We report our results in Canadian dollars. The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rates in New York for cable transfers payable in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, in Canadian dollars per U.S. dollar. No representation is made that the U.S. dollar amounts have been, could have been or could be converted into Canadian dollars at the noon buying rate on such dates or any other dates.

	Noon Buying Rate

Year Ended December 31,	Period End	Average(1)	High	Low

2000	$1.4995	$1.4855	$1.5600	$1.4350
2001	1.5925	1.5488	1.6023	1.4933
2002	1.5800	1.5704	1.6128	1.5108
2003	1.2923	1.4008	1.5750	1.2923
2004	1.2034	1.3017	1.3970	1.1775
2005	1.1659	1.2059	1.2733	1.1427

(1)	Determined by averaging the rates on the last business day of each month during the respective period.
       On February 13, 2006, the noon buying rate in New York for cable transfers payable in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.1548 = US$1.00.

The Offering

Common stock offered by us	shares

Underwriters’ option to purchase additional common stock	shares

Common stock to be held by Wendy’s immediately after this offering	shares

Common stock outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million ($ million if the underwriters exercise their over-allotment option in full). We will use those net proceeds, together with proceeds from loan arrangements that we will enter into prior to the completion of this offering, to repay debt owed to Wendy’s and for general corporate purposes. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Loan Agreements.”

Dividend policy	We intend to declare and pay dividends in Canadian dollars on our common stock; however, the declaration and payment of future dividends is discretionary, and the amount, if any, will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. See “Dividend Policy.”

NYSE® and TSX listings	The Toronto Stock Exchange (TSX) has conditionally approved the listing of our common stock under the symbol “THI.” Listing is subject to our fulfilling all of the requirements of the TSX, including distribution of our common stock to a minimum number of public securityholders. We have applied to list our common stock on the New York Stock Exchange (NYSE) under the symbol “THI.”

Rights	One preferred share purchase right will be issued and will trade together with each share of common stock. The rights become exercisable only upon the occurrence of certain events. See “Description of Capital Stock—The Rights Agreement.”

       Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

•	gives effect to the transactions described under “Our Relationship with Wendy’s”;

•	gives effect to a for stock split that we intend to effect immediately prior to the completion of this offering;

•	assumes no exercise by the underwriters of their over-allotment option to purchase additional common stock; and

•	excludes shares of common stock reserved for issuance under equity incentive plans.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
       The following table presents our summary historical consolidated financial and other data and should be read in conjunction with information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone public entity during the periods covered.
       Our summary historical consolidated financial data as of December 28, 2003 and January 2, 2005 and for fiscal years 2002 (year ended December 29, 2002), 2003 (year ended December 28, 2003) and 2004 (year ended January 2, 2005) have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus.
       Our summary historical consolidated financial data as of October 2, 2005 and for the nine months ended September 26, 2004 and October 2, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of our financial position and results of operations as of the dates and for the periods indicated. Results for the nine months ended October 2, 2005 are not necessarily indicative of the results that may be expected for the entire year.
       The summary unaudited pro forma consolidated financial information as of October 2, 2005 and for the fiscal year 2004 and the nine months ended October 2, 2005 were derived from our “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus, and gives effect, in the manner described under “Unaudited Pro Forma Consolidated Financial Information,” to (i) the non-cash settlement of intercompany notes and trade balances between us and Wendy’s, (ii) the entering into of the new loan arrangements; (iii) the completion of this offering, and (iv) the application of the proceeds of the new loans and the offering to repay indebtedness owed to Wendy’s as described under “Use of Proceeds,” all of which are collectively referred to as the “Adjustments.” Our unaudited pro forma balance sheet as of October 2, 2005 gives pro forma effect to the Adjustments as if they had occurred on such date. Our unaudited pro forma statements of operations for fiscal year 2004 and the nine months ended October 2, 2005 give pro forma effect to the Adjustments as if they had occurred on December 29, 2003 as described under “Unaudited Pro Forma Consolidated Financial Information.”
       The unaudited pro forma financial data as of October 2, 2005 and for fiscal year 2004 and for the nine months ended October 2, 2005 is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

	Fiscal Years(1)				Nine Months Ended

							Pro Forma
				Pro Forma	September 26,	October 2,	October 2,
	2002	2003	2004	2004	2004	2005	2005

	(in thousands, except number of shares)
Consolidated Statements of Operations Data
Revenues
Sales	$656,833	$727,508	$845,231		$602,978	$703,484
Franchise revenues:
Rents and royalties(2)	322,043	367,756	414,096		301,536	333,026
Franchise fees	80,695	76,516	78,939		48,545	41,658

	402,738	444,272	493,035		350,081	374,684

Total revenues	1,059,571	1,171,780	1,338,266		953,059	1,078,168
Total costs and expenses	826,258	892,883	1,018,961		720,821	818,847

Operating income (EBIT)	233,313	278,897	319,305		232,238	259,321
Interest expense, net	2,554	4,924	4,109		3,365	983
Affiliated interest expense, net	17,786	11,110	9,410		7,536	4,910

Income before income taxes	212,973	262,863	305,786		221,337	253,428
Income taxes	80,161	106,601	100,735		70,505	78,767

Net income	$132,812	$156,262	$205,051		$150,832	$174,661

Basic earnings per share of common stock	$190	$223	$293		$215	$250
Average shares of common stock	700	700	700		700	700
Consolidated Balance Sheets Data — at end of period indicated
Cash and cash equivalents		$86,151	$129,301			$119,248
Total assets(3)		$1,547,023	$1,756,869			$1,716,296
Long-term debt(4)		$367,674	$246,841			$188,024
Total liabilities(4)		$704,245	$735,180			$1,656,152
Total stockholder’s equity		$842,778	$1,021,689			$60,144

	Fiscal Years(1)			Nine Months Ended

				September 26,	October 2,
	2002	2003	2004	2004	2005

	(in thousands, except number of restaurants
	and where noted)
Other Financial Data
EBITDA(5)	$282,422	$337,698	$388,313	$280,098	$312,922
Capital expenditures	$111,788	$131,865	$197,810	$126,343	$131,866
Other Operating Data
Total systemwide sales growth(6)(7)	16.3%	12.6%	16.6%	15.0%	11.7%
Systemwide restaurant unit growth(6)	8.6%	7.6%	7.7%	7.9%	6.4%
Canada average same-store sales growth(6)(8)	7.2%	4.8%	7.4%	7.7%	5.0%
U.S. average same-store sales growth(6)(8)	9.9%	4.5%	9.8%	10.1%	7.0%
Restaurants open at end of period — Canada
Company-operated	31	32	31	28	31
Franchise	2,157	2,311	2,439	2,371	2,498
Restaurants open at end of period — U.S.
Company-operated	40	25	67	66	65
Franchise	120	159	184	167	207

Total	2,348	2,527	2,721	2,632	2,801

Average sales per standard restaurant:
Canada (in thousands of Canadian dollars)(6)	$1,555	$1,625	$1,730
U.S. (in thousands of U.S. dollars)(6)	$874	$894	$897
U.S. (in thousands of Canadian dollars)(6)	$1,373	$1,254	$1,167

(1)	Fiscal 2004 consisted of 53 weeks. Fiscal 2003 and 2002 each consisted of 52 weeks.

(2)	Rents and royalties revenues consist of (a) royalties, which typically range from 3.0% to 4.5% of gross franchise restaurant sales and (b) rents, which typically range from 8.5% to 10.0% of gross franchise restaurant sales. Franchise restaurant sales are reported to us by our franchisees. Franchise restaurant sales are not included in our financial statements, other than approximately 80 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Definitions— Sales.” However, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues. The reported franchise restaurant sales were:

	Fiscal Years(1)

	2002	2003	2004

	(in thousands)
Franchise restaurant sales:
Canada (in thousands of Canadian dollars)	$2,412,625	$2,713,248	$3,137,898
U.S. (in thousands of U.S. dollars)	$93,603	$123,272	$163,712

(3)	Total assets include notes and accounts receivable from Wendy’s, which will be set off against notes and accounts payable to Wendy’s with the net notes and accounts receivable from Wendy’s being distributed by us to Wendy’s effective in the fourth quarter of 2005. Notes and amounts receivable from Wendy’s were:

	At End of Fiscal
	Year Indicated		As of
			October 2,
	2003	2004	2005

	(in thousands)
Notes receivable from Wendy’s included in current assets	$59,210	$173,747	$189,111
Notes receivable from Wendy’s included in long-term assets	$128,000	$128,000	$—
Accounts receivable from Wendy’s included in current assets	$138,580	$52,192	$34,069

(4)	Long-term debt includes long-term debt, capital leases and notes payable to Wendy’s. Notes payable to Wendy’s are also included in current liabilities. As of October 2, 2005, we had outstanding a note payable to Wendy’s in the principal amount of US$960.0 million. Other than that note, notes payable to Wendy’s will be set off against notes and accounts receivable from Wendy’s effective in the fourth quarter of 2005. Notes payable to Wendy’s totalled the following amounts:

	At End of Fiscal
	Year Indicated		As of
			October 2,
	2003	2004	2005

	(in thousands)
Notes payable to Wendy’s included in current liabilities	$84,167	$185,725	$1,186,293
Notes payable to Wendy’s included in long-term debt	$304,488	$181,090	$100,283

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization and is used by management as a performance measure for benchmarking against our peers and our competitors. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.
      The following table is a reconciliation of our net income to EBITDA:

	Fiscal Years(1)			Nine Months Ended

				September 26,	October 2,
	2002	2003	2004	2004	2005

	(in thousands)
Net income	$132,812	$156,262	$205,051	$150,832	$174,661
Interest expense, net	20,340	16,034	13,519	10,901	5,893
Income tax expense	80,161	106,601	100,735	70,505	78,767

Operating income (EBIT)	$233,313	$278,897	$319,305	$232,238	$259,321
Depreciation and amortization	49,109	58,801	69,008	47,860	53,601

EBITDA	$282,422	$337,698	$388,313	$280,098	$312,922

(6)	Includes both franchised and company-operated restaurants. Franchise restaurant sales are not included in our financial statements, other than approximately 80 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R. However, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues. U.S. average sales per standard restaurant are disclosed in both Canadian and U.S. dollars, the reporting and functional currency, respectively, of our U.S. operations. The U.S. average sales per standard store were converted to Canadian dollars for each year using the average foreign exchange rate in the applicable year as shown on page 4. The U.S. average sales per standard restaurant, when converted to Canadian dollars, includes the effects of exchange rate fluctuations, which decreases comparability between the years. We believe the presentation of the U.S. dollar average sales per standard restaurant is useful to investors to show the local currency amounts for stores in the U.S. and provide transparency on the underlying business performance.

(7)	Total systemwide sales growth is determined using a constant exchange rate to exclude the effects of foreign currency translation. U.S. dollar sales are converted to Canadian dollar amounts using the average exchange rate of the base year for the period covered.

(8)	For Canadian restaurants, average same-store sales are based on restaurants that have been open for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store sales calculation beginning in the 13th month after the restaurant’s opening.

RISK FACTORS
       Investing in our common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operation and cash flow could suffer materially and adversely. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Relating to Our Business and Industry
The quick service restaurant segment is highly competitive, and that competition could lower our revenues, margins, and market share.
       The quick service restaurant segment of the foodservice industry is intensely competitive regarding price, service, location, personnel and type and quality of food. Tim Hortons restaurants compete with international, regional and local organizations primarily through the quality, variety and value perception of food products offered. Other key competitive factors include the number and location of restaurants, quality and speed of service, attractiveness of facilities, effectiveness of advertising and marketing programs, and new product development by us and our competitors. We anticipate intense competition will continue to focus on pricing. Some of our competitors have substantially larger marketing budgets, which may provide them with a competitive advantage. In addition, our system competes within the food service market and the quick service restaurant segment not only for customers but also for management and hourly employees, suitable real estate sites and qualified franchisees. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.
Changes in economic, market and other conditions could adversely affect our franchisees and thereby our operating results.
       Our franchisees are affected by:

•	changes in international, national, regional and local economic conditions;

•	consumer preferences and spending patterns;

•	demographic trends;

•	the impact of inclement weather, natural disasters and other calamities;

•	traffic patterns;

•	the type, number and location of competing restaurants; and

•	the effects of war or terrorist activities and any governmental responses thereto.
       Factors such as inflation, food costs, labour and benefit costs, legal claims and the availability of management and hourly employees also affect our restaurant operations and administrative expenses. Our system’s ability to finance new restaurant development and improvements and additions to existing restaurants, and our acquisition of restaurants from, or sale of restaurants to, franchisees, are affected by economic conditions, including interest rates and other government policies impacting land and construction costs and the cost and availability of borrowed funds.
Events reported in the media, such as incidents involving food-borne illnesses or food tampering, whether or not accurate, can cause damage to our brand reputation and swiftly affect our sales and profitability.
       Reports, whether true or not, of food-borne illnesses (such as e-coli, avian flu, bovine spongiform encephalopathy, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past severely injured the reputations of participants in the quick service restaurant segment and could in the future affect us as well. Our brand reputation is one of our most important assets; as a result, anything that damages our brand reputation could immediately and severely hurt systemwide sales and, accordingly, our revenues and profits. If our customers become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. In addition, instances of food-borne illnesses or food tampering, even those occurring solely at the restaurants of our competitors, could, by resulting in negative publicity about the restaurant industry, adversely affect system sales on a local, regional or systemwide basis. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a temporary closure of any of our restaurants, could materially harm our business.
Failure to retain our existing senior management team or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
       Our success will continue to depend to a significant extent on our leadership team (specifically, our chief executive officer and president) and other key management personnel. We may not be able to retain our executive officers and key personnel or attract additional qualified management personnel. Our success also will continue to depend on our ability to attract and retain qualified franchisees and other personnel to operate our restaurants and distribution centres. Failure to retain our leadership team and attract other important personnel could lead to ineffective management and operations, which would likely decrease our profitability.
Failure to successfully implement our growth strategy could reduce, or reduce the growth of, our revenue and net income.
       We plan to increase the number of Tim Hortons restaurants, but we may not be able to achieve our growth objectives and our new restaurants may not be profitable. The opening and success of restaurants depends on various factors, including:

•	competition from other quick service restaurants in current and future markets;

•	our degree of saturation in existing markets;

•	the identification and availability of suitable and economically viable locations;

•	sales levels at existing restaurants;

•	the negotiation of acceptable lease or purchase terms for new locations;

•	permitting and regulatory compliance;

•	the ability to meet construction schedules;

•	the availability of qualified franchisees and their financial and other development capabilities (including their ability to obtain acceptable financing);

•	our ability to hire and train qualified management personnel; and

•	general economic and business conditions.
       If we are unable to open as many new restaurants as we hope, if the stores we open are less profitable than we hope, or if we are otherwise unable to successfully implement our growth strategy, our revenue and profitability may grow more slowly or even decrease, which could cause our stock price to decrease.
We may not effectively expand our presence in the U.S., where our brand is not as well known and where competitive conditions and markets may differ from those to which we are accustomed.
       We plan to continue expanding in the U.S., including into areas where customers are unfamiliar with our brand. We will need to build brand awareness in those markets through greater investments in advertising and promotional activity than in comparable Canadian markets and those activities may not promote our brand as effectively as intended, if at all.
       Many of the U.S. markets into which we intend to expand will have competitive conditions, consumer tastes and discretionary spending patterns that differ from our existing markets. We may need to adapt our brand and our restaurants to those markets. Those markets may have lower average unit sales, and may have higher construction, occupancy or operating costs than existing Tim Hortons restaurants. Sales and profits at restaurants opened in new markets may take longer to reach expected levels or may never do so.
       In addition, if Tim Hortons restaurants are less profitable in U.S. markets, we could have difficulty finding qualified U.S. franchisees willing to participate in our expansion. This could limit our ability to expand or could dilute the quality of our franchisees, either of which would likely hurt our revenue growth and operating results. We also currently provide financing support to new U.S. franchisees; if U.S. restaurants are not successful, we may have to expand our financing support programs or extend financing on more generous terms, either of which could increase our costs and thus decrease our net income.
Our distribution operations are subject to pressures outside of our control that could reduce the profitability of our manufacturing and distribution operations.
       We sell coffee and other drinks, non-perishable food, supplies, packaging and equipment to system restaurants from five warehouses located across Canada, primarily using our fleet of trucks and trailers. Transportation costs, including fuel costs and costs incurred as a result of inclement weather, may affect our distribution operations. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and variations in supply and demand. Also, inclement weather such as snow storms or ice storms could adversely impact our ability to transport ingredients and supplies. These factors are out of our control. If fuel costs rise, or stay at their current elevated levels, the operating costs of our distribution operations would increase and likely depress our profitability. In the event of a fuel supply shortage or significant weather development, higher transportation costs or the curtailment of scheduled service could result, either of which could injure our relationship with our franchisees and reduce our profitability.
       In addition, because our U.S. franchisees are not required to purchase their ingredients and supplies from us, our manufacturing and distribution operations may be subject to competition. The presence of other suppliers who meet our quality standards and specifications could cause downward pressure on the prices and amounts we receive for ingredients and supplies sold to our U.S. franchisees, which would adversely affect the results of our manufacturing and distribution operations.
Termination of our Maidstone Bakeries joint venture could harm our brand reputation, lower our revenue and increase our costs.
      The Maidstone Bakeries facility, which supplies all of our donuts and Timbits (bite-sized donuts) and a significant portion of our other bread products to system restaurants, is owned by a 50-50 joint venture between us and a subsidiary of IAWS Group plc (IAWS). The agreements governing the joint venture contemplate various procedures giving rise to the termination of our participation in the joint venture, including a compulsory buy/sell procedure (which either party may initiate after March 6, 2006), a right of first offer/refusal, the occurrence of specified events, referred to as “triggering events,” and pursuant to written consent of the other party.
      Under certain circumstances, we and our franchisees could be forced to purchase par-baked products (products that are baked almost to completion at a baking facility, flash-frozen and shipped to system restaurants where the baking process is completed) manufactured by the facility at a higher cost, or we would need to incur significant capital costs to build our own par-baked manufacturing facility using our independent rights to the technology, or find alternative products and/or production methods. Even if we were to build our own par-baked goods manufacturing facility, we would not be able to produce bread and/or bread products formerly purchased from the joint venture to the extent they were prepared from recipes licensed to the joint venture by Cuisine de France and were not able to license the recipes directly from Cuisine de France on favourable terms, or at all. Further, IAWS could, after termination of the joint venture agreements, build its own par-baked goods manufacturing facility using its independent rights to the par-baking technology, and, under certain circumstances, manufacture and sell par-baked donuts to our competitors, provided it did not use our recipes. In addition to the foregoing, our purchase rights, which generally extend for seven years from the termination of the joint venture agreements, may expire before the expiration of seven years if a triggering event has occurred with respect to us, and IAWS takes certain action required to terminate our supply agreement with the joint venture. Any of the foregoing events could injure our brand, cause us to lose revenues and increase our costs.
      Certain of the technology used at the Maidstone Bakeries facility is owned by a third party, Irish Bakery Inventions Limited (IBIL), and is licensed to the joint venture on an exclusive basis. This license terminates no later than April 2012. A wholly-owned subsidiary of the joint venture has the option to acquire this technology from IBIL by June 2011 for nominal consideration, which option must be exercised and the technology acquired from IBIL for the Maidstone Bakeries facility to continue to use this technology after April 2012 and to secure our independent right to use this technology at any other par-baking facility that we may develop. If this option is not exercised and the rights to the technology are not acquired from IBIL, we would be forced to negotiate with IBIL separately to obtain rights to this technology and, if we are not successful, to seek out alternative products and design processes.
Shortages or interruptions in the supply or delivery of perishable food products could damage our brand reputation and adversely affect our operating results.
       We and our franchisees are dependent on frequent deliveries of perishable food products that meet our specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would likely lower our revenues, damage our reputation and otherwise harm our business.
       Donuts and other par-baked products sold systemwide are manufactured at the Maidstone Bakeries facility in Ontario, Canada using proprietary processes. Due to the proprietary nature of the manufacturing process, alternative suppliers for our donuts and Timbits are not readily available. As a result, if the facility’s operations were to be significantly and negatively impacted by an unexpected event, system restaurants might not be able to provide donuts and other par-baked products to their customers for a period of time, which could injure our relationships with our franchisees as well as our customers’ perception of us and our brand. This would likely adversely affect our growth strategy and results of operations.
If we do not generate or otherwise have access to a significant amount of cash, our ability to expand and finance our business may be significantly diminished.
       We intend to continue to grow the number of Tim Hortons restaurants in Canada and the U.S. To support that expansion, we will require a significant amount of cash. Although in fiscal 2004 we were a net source of cash to Wendy’s, with loans we made to Wendy’s partially offset by funding of our U.S. operations provided by Wendy’s (as reflected on our 2004 statement of cash flows), we cannot assure you we will have similar cash availability in the future. We will also need cash to service our debt obligations and to fund potential capital expenditures. Whether the cash we require is available, and the cost associated with borrowing or otherwise raising any cash not generated by operations, depends on many factors beyond our control, including general economic, financial, competitive, legislative, regulatory and other factors.

       We cannot assure you our business will generate sufficient cash flow or that future borrowings or other sources of cash will be available to us in an amount sufficient to enable us to continue our growth, make dividend payments, pay our debt or fund capital expenditures or our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our other needs, we may be forced to reduce or delay our growth, business activities and capital expenditures, sell assets, obtain additional equity or debt capital or restructure or refinance all or a portion of our debt, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives. If we are unable to pay or refinance any of our debt on a timely basis or on satisfactory terms, or to effect any other action relating to our debt on satisfactory terms or at all, we could be forced to sell assets at prices below full value or seek undesirable financing alternatives, either of which would negatively impact our stock price.
Current restaurant locations may become unattractive, and attractive new locations may not be available for a reasonable price, if at all.
       The success of any restaurant depends in substantial part on its location. There can be no assurance that current locations will continue to be attractive as demographic patterns change. Neighbourhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in those locations. In addition, rising real estate prices, particularly in the Western provinces of Canada and the Northeastern region of the U.S., may restrict our ability to purchase or lease new desirable locations. If we cannot obtain desirable locations at reasonable prices our ability to effect our growth strategy will be adversely affected.
Changing health or dietary preferences may cause consumers to avoid products offered by our system in favour of alternative foods.
       A significant portion of our systemwide sales is derived from products, including donuts, muffins, cookies, croissants and pastries, which contain high levels of fat and sugar and may be considered harmful to the health of consumers. The foodservice industry is affected by consumer preferences and perceptions. If prevailing health or dietary preferences and perceptions cause consumers to avoid these products offered by our system in favour of alternative or healthier foods, demand for our products may be reduced and our business could be harmed. For example, there has recently been a trend towards low-carbohydrate diets which may have caused or may in the future cause some of our consumers to consider reducing consumption of our baked products. There has also been increased focus on the health risks posed by trans-fatty acids, which many of our products contain.
       Moreover, because our system sales are primarily dependent on coffee and baked goods, if consumer demand for those products decreases as a result of changing health or dietary preferences and perceptions, our business would suffer more than if we had a more diversified menu, as do many other quick service restaurants.
Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our brand reputation and lower our profits.
       We and our franchisees are subject to various federal, state, provincial and local laws affecting our and their businesses. The successful development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use (including the placement of drive-thru windows), environmental (including litter), traffic and other regulations. Restaurant operations are also subject to licensing and regulation by state, provincial and local departments relating to health, food preparation, sanitation and safety standards, federal, provincial and state labour laws (including applicable minimum wage requirements, overtime, working and safety conditions and citizenship requirements), federal, provincial and state laws prohibiting discrimination and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990 and similar Canadian provincial legislation. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our brand reputation could be accordingly harmed. Injury to our brand reputation would, in turn, likely reduce our revenues and profits.
       In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry, particularly among quick service restaurants. As a result, we may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, which could increase our expenses. For example, trans-fatty acid legislation has recently been enacted in Canada, which will introduce new nutritional labeling requirements in Canada and may negatively impact our customers’ perceptions of our products.
       We own or lease a large number of retail properties and operate a trucking fleet and distribution system, and these operations involve environmental risks. We are subject to federal, state, provincial and local environmental, health and safety laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner, operator or occupant of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners, operators or occupants of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. A number of our restaurant sites were formerly gas stations, are on locations where gas stations currently operate or are adjacent to gas stations, or were used for other commercial activities that can create environmental impacts. We may also acquire or lease these types of sites in the future. We have not conducted a comprehensive environmental review of all of our properties or operations. We may not have identified all of the potential environmental liabilities at our owned and leased properties, and any such liabilities identified in the future could harm our brand reputation and increase our costs, whether because of litigation, fines or clean up costs, and, accordingly, decrease our profits. See “Business— Environmental.”
       The operation of our franchise system is also subject to franchise laws and regulations enacted by a number of provinces and states and rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating our franchise relationships may negatively affect our operations, particularly our relationship with our franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales. Changes in applicable accounting rules imposed by governmental regulators or private governing bodies could also affect our reported results of operations, and thus cause our stock price to fluctuate or decline.
We are affected by commodity market fluctuations, particularly with respect to high-quality coffee beans, which could reduce our profitability or sales.
       We purchase large quantities of food and supplies, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets and other factors. The market for high-quality coffee beans is particularly volatile, both in terms of price changes and available supply. Our internal polling data shows that coffee represented over half of systemwide restaurant sales in Canada, and over 25% of systemwide restaurant sales in the U.S., during fiscal 2004. Any increase in the price, or reduction in the availability, of high-quality coffee beans could hurt both our and our franchisees’ businesses.

       We sell coffee and other drinks, non-perishable food, frozen food, supplies, packaging and equipment, and our joint venture with IAWS provides par-baked donuts, Timbits and other bread products, to all system restaurants. Neither we nor the joint venture typically have written contracts or long-term arrangements with coffee, sugar or other raw material suppliers. Accordingly, the prices we and the joint venture pay for those items may fluctuate significantly. If the price of any of those items increases, then, to the extent we pass on that increase, the operating costs of system restaurants would increase. If system restaurant prices rise because of those increased costs it may cause our customers to visit our restaurants less frequently, or to purchase fewer items during any visit. That, in turn, could reduce profits at our company-operated restaurants and reduce gross sales at our franchise restaurants, which would reduce the rental income and royalties payable to us. If, on the other hand, we do not pass on cost increases to the system, that would reduce the profitability of our manufacturing and distribution operations.
Litigation from customers, franchisees, employees and others could harm our brand reputation or otherwise harm our operating results.
       Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurants’ marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our brand reputation, hindering our ability to attract and retain qualified franchisees and grow our business.
       Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. These types of claims, as well as other types of lawsuits to which we are subject from time to time, can distract our management’s attention from our business operations. We have been subject to these types of claims in the past, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and results of operations could be adversely affected.
Fluctuations in the value of the Canadian and U.S. dollars can affect the value of our common stock and any dividends we pay, as well as our revenues and earnings.
       The majority of our operations and our principal executive office are in Canada. Accordingly, although our financial statements are presented in accordance with United States generally accepted accounting principles, or GAAP, we report, and will report, our results in Canadian dollars. If you are a U.S. stockholder, the value of your investment in us will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we will pay those dividends in Canadian dollars. Accordingly, if the U.S. dollar rises in value relative to the Canadian dollar, the U.S. dollar value of the dividend payments received by U.S. common stockholders would be less than they would have been if exchange rates were stable.
       If the U.S. dollar falls in value relative to the Canadian dollar, then our U.S. operations would be less profitable to us for two reasons. First, U.S. system operating costs would increase because those restaurants purchase certain of their supplies from Canadian sources. Second, any profits reported by our U.S. segment would contribute less to our consolidated Canadian dollar earnings because of the weaker U.S. dollar.
       Exchange rate fluctuations may also cause the price of goods to increase or decrease for us and our franchisees. For example, a decrease in the value of the Canadian dollar compared to the U.S. dollar would proportionately increase the cost of coffee beans, which are traded in U.S. dollars, for our Canadian restaurants. During 2004 and 2005 the Canadian dollar/ U.S. dollar exchange rate varied from a high of 1.3970 Canadian dollars per U.S. dollar to a low of 1.1427 Canadian dollars per U.S. dollar.
We may not be able to adequately protect our intellectual property, which could decrease the value of our brand and branded products.
       The success of our business depends on our continued ability to use our existing trademarks, service marks and other components of our brand in order to increase brand awareness and further develop our branded products in both the U.S. and Canadian markets. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the U.S. and in Canada may not be adequate.
       In addition, we rely on our proprietary product delivery platform and par-baking technology to support our franchisees’ business and our growth strategies. We have not filed applications for or obtained patents for our par-baking technology, and patents have not been obtained for most of the par-baking technology used by our joint venture with IAWS. If a competitor obtains a patent for, co-opts or more successfully implements our or the joint venture’s proprietary techniques or technologies, our operations and growth could be harmed, and we may be forced to defend one or more patent-infringement claims or assertions.
       We and/or the joint venture may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets or proprietary techniques and technologies. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we and/or the joint venture are able to successfully enforce our rights.
Our earnings and business growth strategy depends in large part on the success of our franchisees, and our brand reputation may be harmed by actions taken by our franchisees that are outside of our control.
       A substantial portion of our earnings comes from royalties and other amounts paid by our franchisees, who operated 96.6% of the total number of Tim Hortons restaurants as of October 2, 2005. Our franchisees are independent contractors, and their employees are not our employees. We provide training and support to, and monitor the operations of, our franchisees, but the quality of their restaurant operations may be diminished by any number of factors beyond our control. Consequently, our franchisees may not successfully operate stores in a manner consistent with our standards and requirements and may not hire and train qualified managers and other restaurant personnel. Any operational shortcoming of a franchise restaurant is likely to be attributed by consumers to our entire system, thus damaging our brand reputation and potentially affecting our revenues and profitability. Furthermore, if a significant number of our franchisees were to become insolvent or otherwise were unwilling or unable to pay us for food and supplies purchased or royalties, rent or other fees, our revenues and, accordingly, profits would decrease.
Our ownership and leasing of significant amounts of real estate exposes us to possible liabilities and losses.
       As of October 2, 2005, we owned the land and building, or leased the land and/or the building, for 2,267 system restaurants. Accordingly, we are subject to all of the risks associated with owning and leasing real estate. In particular, the value of our assets could decrease, and our costs could increase, because of changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, which may result from competition from similar restaurants in the area, as well as liability for environmental contamination as further discussed above under “—Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our reputation and lower our profits.”
       We lease land generally for initial terms of 10 to 20 years. Many leases provide that the landlord may increase the rent over the term of the lease. Most leases require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations.
We will have significant debt obligations, which could limit our ability to plan for or respond to changes in our business.
       After the completion of this offering and the repayment of our outstanding amounts owed to Wendy’s, our total indebtedness for borrowed money will be approximately $500.0 million, including indebtedness under our new loan arrangements. We may also incur additional indebtedness in the future, including pursuant to our two new revolving credit facilities, which will have available $200.0 million and US$100.0 million, respectively. We intend the $200.0 million revolving credit facility in Canada and the US$100.0 million revolving credit facility in the United States to be accessed from time to time at market rates prevailing when the funds are accessed. We expect our debt service obligations will be approximately $            per        after the completion of this offering. See “Unaudited Pro Forma Consolidated Financial Information.” Our significant indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;

•	limiting our ability to borrow additional funds; and

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.
       If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations. We may be unable to restructure or refinance our obligations and obtain additional equity financing or sell assets on satisfactory terms or at all. As a result, an inability to meet our debt obligations could cause us to default on those obligations. A default under any debt instrument could, in turn, result in defaults under other debt instruments. Any such defaults will increase our cost of capital and could force us to sell assets at prices below full value or seek undesirable financing alternatives, either of which could negatively affect our stock price.
Our loan arrangements could restrict our ability to finance operations and capital needs, make acquisitions or engage in other business activities.
       We will enter into new loan arrangements and two revolving credit facilities prior to the completion of this offering. Those arrangements will include restrictive covenants that, among other things, may restrict our ability to:

•	incur additional debt;

•	pay dividends;

•	make certain acquisitions and investments;

•	repurchase our equity;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	dispose of all or substantially all of our assets; and

•	merge or consolidate with another entity.
       These restrictions could limit our financial flexibility, prohibit or limit any contemplated strategic initiatives, or limit our ability to grow and increase our revenues or respond to competitive changes. In addition, events beyond our control could cause us to breach these restrictive covenants. If we fail to comply with the terms and covenants in any of the loan arrangements, that could lead to a default, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. A default under any loan arrangement could, in turn, result in defaults under the other loan agreements and other debt instruments. Any such defaults will increase our cost of capital and could materially impair our financial condition and liquidity.
We intend to evaluate acquisitions, joint ventures and other strategic initiatives, any of which could distract our management or otherwise have a negative effect on our revenues, costs and stock price.
       Our future success may depend on opportunities to buy or obtain rights to other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. In particular, we intend to evaluate potential mergers, acquisitions, joint venture investments, strategic initiatives, alliances, vertical integration opportunities and divestitures. If we attempt to engage in these transactions we expose ourselves to various inherent risks, including:

•	accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	the potential loss of key personnel of an acquired business;

•	our ability to achieve projected economic and operating synergies;

•	difficulties successfully integrating, operating, maintaining and managing newly acquired operations or employees;

•	difficulties maintaining uniform standards, controls, procedures and policies;

•	unanticipated changes in business and economic conditions affecting an acquired business;

•	the possibility we could incur impairment charges if an acquired business performs below expectations; and

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or implement the strategic initiative.
       For example, in May 2004 we acquired 42 restaurants in New England. We have limited consumer brand awareness in this market and face significant competition from at least one competitor with a much larger presence in this market, and we continue to operate these restaurants as company-operated restaurants. If any of the foregoing risks materializes, our results of operations and the results of the proposed transactions would likely differ from our, and market, expectations, and our stock price would, accordingly, likely decline.

       In addition, we may not be able to complete desirable transactions, for reasons including a failure to secure financing, as a result of our separation agreements or as a result of restrictive covenants in our debt instruments or other agreements with third parties. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of the restrictions arising under the separation agreements. For example, our joint venture agreement with IAWS obligates us to offer IAWS the opportunity to participate on an equal basis in automated baking ventures that we acquire or undertake in North America, to the extent those ventures manufacture specified categories of par-baked frozen products. Also, our loan agreements will impose certain restrictions on our ability to operate our business. See “—Our loan agreements could restrict our ability to finance operations and capital needs, make acquisitions or engage in other business activities.”
We will incur increased legal, accounting and other costs as a result of being a public company.
       Prior to this offering, as a subsidiary of a publicly-held company, we were not directly responsible for the corporate governance and financial reporting practices, policies and disclosure required of a publicly-traded company. As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, Canadian securities regulatory authorities and the NYSE require or may require changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. All of the foregoing may cause our costs to be higher than the historical costs associated with these areas reflected in our financial statements.
Our annual and quarterly financial results may fluctuate depending on various factors, many of which are beyond our control, and, if we fail to meet the expectations of securities analysts or investors, our share price may decline significantly.
       Our sales and operating results can vary from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•	variations in the timing and volume of our sales and our franchisees’ sales;

•	sales promotions by us and our competitors;

•	changes in average same-store sales and customer visits;

•	variations in the price, availability and shipping costs of our supplies;

•	seasonal effects on demand for our products;

•	unexpected slowdowns in our new store development efforts;

•	changes in competitive and economic conditions generally;

•	changes in the cost or availability of our ingredients or labour;

•	weather and acts of God;

•	changes in the number of franchise agreement renewals; and

•	foreign currency exposure.
       Certain of the foregoing events may directly and immediately decrease demand for our products. If customer demand decreases rapidly, our results of operations would also decline precipitously.

Our results as a separate, stand-alone company could be significantly different from those portrayed in our historical financial results.
       The historical financial information included in this prospectus has been derived from the consolidated financial statements of Wendy’s and does not necessarily reflect what our financial position, results of operations, cash flows, costs or expenses would have been had we been a separate, stand-alone company during the periods presented, or what we may achieve in the future. Although Wendy’s did account for us as a business segment, Wendy’s did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our financial statements include an allocation for certain corporate functions historically provided by Wendy’s, including general corporate expenses, employee benefits and incentives and interest expense. These allocations were based on what we and Wendy’s considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of this offering. For additional information, see “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own securities compliance and financial reporting functions in order to operate as a stand-alone public company, and the transitional services Wendy’s has agreed to provide us may not be sufficient for our needs.
       Historically, we have relied on Wendy’s to provide services relating to compliance with securities laws and other public reporting matters, including Sarbanes-Oxley compliance. Initially after this offering we will continue to use some of Wendy’s systems in these areas; however, when the spin-off by Wendy’s of our common stock to its shareholders occurs, we will need to handle these matters internally. We will enter into a shared services agreement with Wendy’s pursuant to which Wendy’s will provide these services to us for a defined period of time. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Shared Services Agreement.” These services may not be sufficient to meet our needs, and after that agreement expires we may not be able to replace these services at all or obtain these services at prices and on terms as favourable as we currently have. Similar agreements with third parties may have been more or less favourable to us. Any failure or significant downtime in our own public reporting systems or in such systems of Wendy’s during the transitional period could impact our results and/or hinder our ability to comply with securities laws and, therefore, hurt our operating results and/or the market price of our common stock.
Risks Related to Our Relationship with Wendy’s
Following this offering, we will continue to be dependent on Wendy’s to provide us with many key services for our business.
       Since December 1995, we have been operated as a wholly-owned subsidiary of Wendy’s, and many key services required by us for the operation of our business are currently provided by Wendy’s and its subsidiaries, including services related to internal controls and external financial reporting. Prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s, including a shared services agreement. Under the terms of the shared services agreement, which will be signed immediately prior to the completion of this offering, Wendy’s will provide us with many key services, including services relating to internal controls and external financial reporting. We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for Wendy’s to provide these services for us under the shared services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, initially be dependent on Wendy’s for shared services following this offering. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Shared Services Agreement.”
       Once the transition periods specified in the shared services agreement have expired and are not renewed, or if Wendy’s does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favourable to us, or at all.
       Following the completion of this offering, we will no longer have access to the borrowing capacity, cash flow and assets, and some services, provided by Wendy’s and its subsidiaries that were available while we were wholly-owned by Wendy’s.
As long as Wendy’s controls our company, your ability to influence the outcome of matters requiring stockholder approval will be limited.
       After the completion of this offering, Wendy’s will own      % of our outstanding shares of our common stock, or      % if the underwriters exercise their over-allotment option in full. As long as Wendy’s has voting control of our company, Wendy’s will have the ability to take many stockholder actions irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Wendy’s will have the ability to influence or control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	our payment or non-payment of dividends; and

•	determinations with respect to our tax returns.
       This voting control may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. Furthermore, Wendy’s generally has the right at any time to spin-off our common stock that it owns or to sell a controlling interest in us to a third party after the expiration of the 180-day lock-up period, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale.”
We may have potential business conflicts of interest with Wendy’s regarding our past and ongoing relationships, and because of Wendy’s controlling ownership in us, the resolution of these conflicts may not be favourable to us.
       Conflicts of interest may arise between Wendy’s and us in a number of areas relating to our past and ongoing relationships, including:

•	labour, tax, employee benefit, indemnification and other matters arising under the separation agreements;

•	intellectual property matters;

•	employee recruiting and retention;

•	competition for franchisees or restaurant locations;

•	sales or distributions by Wendy’s of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	business combinations involving us; and

•	business opportunities that may be attractive to both Wendy’s and us.
       We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favourable to us than if we were dealing with an unaffiliated party.
We may compete directly with Wendy’s, which could adversely affect our results of operations.
       Wendy’s is primarily engaged in the business of operating, developing and franchising a system of distinctive quick service restaurants, with restaurants in the United States, Canada and other international markets. Wendy’s is not restricted in any manner from competing with us. After this offering, Wendy’s may expand, through development of new quick service restaurants, products or businesses, acquisitions or otherwise, its operations that compete with us.
Wendy’s will not be required to offer corporate opportunities to us, and our certificate of incorporation will permit certain of our directors to offer certain corporate opportunities to Wendy’s before us.
      Our certificate of incorporation provides that, until (i) Wendy’s and its subsidiaries no longer beneficially own a majority of the total voting power of our outstanding stock generally entitled to elect our directors and (ii) no person who is a director or officer of Wendy’s is also a director or officer of ours:

•	Wendy’s is free to compete with us in any activity or line of business unless otherwise provided in a separate written agreement between us and Wendy’s;

•	Wendy’s will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction or other matter to us; and

•	If any director or officer of Wendy’s who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Wendy’s (or its affiliates) and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

      At the completion of this offering, our board of directors will include five persons who are also directors and/or officers of Wendy’s. As a result, Wendy’s may gain the benefit of corporate opportunities that are presented to these directors.
Our separation agreements with Wendy’s require us to assume the past, present and future liabilities related to our business and may be less favourable to us than if they had been negotiated with unaffiliated third parties.
       We negotiated our separation agreements with Wendy’s as a wholly-owned subsidiary of Wendy’s and will enter into these agreements immediately prior to the completion of this offering. Had these agreements been negotiated with unaffiliated third parties, they might have been more favourable to us. Pursuant to these agreements, we have agreed to indemnify Wendy’s for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities under the separation agreements. Such liabilities include unknown liabilities that could be significant. The allocation of assets and liabilities between Wendy’s and us may not reflect the allocation that would have been reached between two unaffiliated parties. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of these obligations.
Your investment in our common stock may be adversely affected if Wendy’s does not spin-off its ownership of our common stock.
       Wendy’s has informed us that it expects to spin-off our common stock that it owns within 9 to 18 months after completion of this offering, depending on market conditions; however, Wendy’s has the sole right to decide when, and whether, it will effect such a spin-off. Unless and until such a spin-off occurs, we will face the risks discussed in this prospectus relating to Wendy’s, including its control of us and potential conflicts of interest between Wendy’s and us. In addition, if a spin-off does not occur, the liquidity of the market for our common stock may be constrained for as long as Wendy’s continues to hold a significant position in our common stock. A lack of liquidity in the market for our common stock may adversely affect our share price.
The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.
       We may engage, or desire to engage, in future financings or acquisitions. However, because the separation agreements are designed to preserve the tax-free status of a potential spin-off, those agreements may severely limit our ability to effect future financings or acquisitions. For the spin-off to be tax-free to Wendy’s and its stockholders, among other things, Wendy’s must own at least 80% of all of our voting power (and at least 80% of the shares of any class of non-voting stock) at the time of the spin-off. Therefore, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without Wendy’s prior consent, and Wendy’s may be unwilling to give that consent so long as it intends to complete the spin-off. We have also agreed to certain additional restrictions that are intended to preserve the tax-free status of the spin-off. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us—Tax Sharing Agreement” for a description of these restrictions.
       In addition, we have agreed with Wendy’s that we will not (without Wendy’s prior written consent) take any of the following actions prior to the distribution:

•	acquire any businesses or assets with an aggregate value of more than $10.0 million for all such acquisitions;

•	dispose of any assets with an aggregate value of more than $10.0 million for all such dispositions; and

•	acquire any equity or debt securities of any other person with an aggregate value of more than $10.0 million for all such acquisitions.

       The separation agreements also provide that for so long as Wendy’s owns at least 50% of all of our voting power, we will not (without the prior written consent of Wendy’s) take any actions that could reasonably result in Wendy’s being in breach or in default under any contract or agreement.
       Finally, we are required to indemnify Wendy’s against certain tax-related liabilities incurred by Wendy’s relating to a potential spin-off to the extent caused by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Wendy’s) that would result if the spin-off failed to qualify as a tax-free transaction.
       See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us” for a description of the separation agreements.

Third parties may seek to hold us responsible for liabilities of Wendy’s that we did not assume in our agreements.
       Third parties may seek to hold us responsible for retained liabilities of Wendy’s. Under the separation agreements, Wendy’s has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Wendy’s.
Our directors and executive officers who own common shares of Wendy’s or options to acquire common shares of Wendy’s or who hold positions with Wendy’s may have potential conflicts of interest.
       Ownership of common shares of Wendy’s, options to acquire common shares of Wendy’s and other equity securities of Wendy’s by certain of our directors and officers after this offering and the presence of directors or officers of Wendy’s on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Wendy’s than they do for us. Five of the              persons who after completion of this offering will comprise our board of directors will hold director and/or officer positions with Wendy’s or beneficially own significant amounts of common shares of Wendy’s, and all of our executive officers beneficially own significant amounts of common shares of Wendy’s. See “Management.”
       In addition, initially the Wendy’s compensation committee will make recommendations to our board of directors regarding compensation for our directors and officers, which could also create, or appear to create, similar potential conflicts of interest. See “Management” for a description of the extent of the relationship between our directors and officers and directors and officers of Wendy’s.
Our prior and continuing relationship with Wendy’s exposes us to risks attributable to businesses of Wendy’s.
       Wendy’s is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Wendy’s that are incurred through a breach of the separation agreements or any ancillary agreement by Wendy’s or its non-Tim Hortons’ affiliates, if losses are attributable to Wendy’s in connection with this offering or are not expressly assumed by us under the separation agreements. Immediately following this offering, any claims made against us that are properly attributable to Wendy’s in accordance with these arrangements would require us to exercise our rights under the separation agreements to obtain payment from Wendy’s. We are exposed to the risk that, in these circumstances, Wendy’s cannot, or will not, make the required payment.
Risks Related to this Offering
There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.
       Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering, or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Wendy’s and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.

       The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

•	actual or anticipated variations in average same-store sales or quarterly operating results;

•	changes in financial estimates or opinions by research analysts;

•	actual or anticipated changes in the Canadian and U.S. economies or the food service industry;

•	terrorist acts or wars;

•	weather and acts of God;

•	changes in the stock price of other quick service restaurants;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	actual or anticipated sales or distributions of common stock by Wendy’s, as well as by our officers and directors, whether in the market, in subsequent public offerings or in a spin-off.

       As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the common stock, regardless of our operating performance.
Investors purchasing common stock in this offering will incur substantial and immediate dilution.
       The initial public offering price of our common stock is substantially higher than the net tangible book value per share outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $           per share in the net tangible book value of our common stock from an assumed initial public offering price of $           per share. If the underwriters exercise their option to purchase additional shares in full, there will be dilution of $           per share in the net tangible book value of our common stock. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For further description of the effects of dilution in the net tangible book value of our common stock, see “Dilution.”
Our share price may decline because of the ability of Wendy’s and others to sell our common stock.
       Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.
       After this offering, Wendy’s will own      % of our outstanding shares of our common stock (      % if the underwriters exercise their over-allotment option in full). Wendy’s has no contractual obligation to retain any of our common stock, except for a limited period, described under “Underwriting,” during which it will not sell any of our common stock without the underwriters’ consent until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period or before, with consent of the representatives of the underwriters to this offering, Wendy’s may sell any and all of our common stock that it beneficially owns and may distribute any or all of these shares to its shareholders. Moreover, this 180-day lock-up period does not apply to the spin-off by Wendy’s of its remaining ownership interest in us to its common shareholders, who would not be subject to any resale restrictions. The registration rights agreement we will enter into with Wendy’s grants Wendy’s the right to require us to register our common stock it holds in specified circumstances. See “Our Relationship With Wendy’s— Agreements Between Wendy’s and Us— Registration Rights Agreement.” In addition, after the expiration of this 180-day lock-up period, we could issue and sell additional shares of our common stock, subject to Wendy’s consent. Any sale by Wendy’s or us of our common stock in the public market, or the perception that sales could occur (for example, as a result of the spin-off), could adversely affect prevailing market prices for our common stock.
       In connection with this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock that are or will be reserved for issuance under our stock incentive plan. Significant sales of our common stock pursuant to our stock incentive plan could also adversely affect the prevailing market price for our common stock.
We will be a “controlled company” within the meaning of the New York Stock Exchange rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.
       After the completion of this offering, Wendy’s will own more than 50% of the total voting power of our common stock, and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, we intend to utilize certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of the board of directors consists of independent directors;

•	that we have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.
       We intend to use these exemptions and, as a result, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.
We will not have complete control over our tax decisions and could be liable for income taxes owed by Wendy’s.
       For so long as Wendy’s continues to own at least 80% of the total voting power and value of our common stock, we and certain of our U.S. subsidiaries will be included in Wendy’s consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our subsidiaries may be included in the combined, consolidated or unitary tax returns of Wendy’s or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, we generally will pay to or receive from Wendy’s the amount of U.S. federal, state and local income taxes that we would be required to pay to or entitled to receive from the relevant taxing authorities if we and our subsidiaries filed combined, consolidated or unitary tax returns and were not included in the consolidated, combined or unitary tax returns of Wendy’s or its subsidiaries. In addition, by virtue of its controlling ownership and the tax sharing agreement, Wendy’s will effectively control all of our U.S. and Canadian tax decisions. The tax sharing agreement provides that Wendy’s will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to (or entitlement to payment from) Wendy’s under the tax sharing agreement. This arrangement may result in conflicts of interest between Wendy’s and us. For example, under the tax sharing agreement, Wendy’s will be able to choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Wendy’s and detrimental to us. See “Our Relationship With Wendy’s—Agreements Between Wendy’s and Us—Tax Sharing Agreement.”
       Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group’s entire tax obligation. Thus, to the extent Wendy’s or other members of the group fail to make any U.S. federal income tax payments required by law, we would be liable for the shortfall. Similar principles may apply for foreign, state and local income tax purposes where we file combined, consolidated or unitary returns with Wendy’s or its subsidiaries for federal, foreign, state and local income tax purposes.
Our certificate of incorporation, by-laws, stockholder rights plan and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of us.
       Our certificate of incorporation authorizes our board of directors to issue up to 100,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter or prevent a change in control and could adversely affect the voting power or economic value of your shares.
       In addition, provisions of our certificate of incorporation, by-laws and Delaware law, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors might be willing to pay in the future for our common stock. Among other things, these provisions establish a staggered board, require a supermajority vote to remove directors and establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders’ meetings. For a further description of these provisions of our certificate of incorporation, by-laws and Delaware law, see “Description of Capital Stock— Certain Provisions of our Certificate of Incorporation, Our By-laws and Delaware Law.”
       In addition, our stockholder rights plan will impose a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring 15% or more of our outstanding common stock. In such a case, our board of directors will have the unrestricted right to authorize the special issuance of shares of our preferred stock. These provisions under our stockholder rights plan will not apply to Wendy’s while it retains at least 15% or more of our common stock. See “Description of Capital Stock— The Rights Agreement.”
       Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.
If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.
       Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute and comparable requirements of Canadian securities laws, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting and our independent auditors will be required to issue an opinion on management’s assessment and the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act and comparable requirements of Canadian securities laws will first be reported on in connection with the filing of our annual report on Form 10-K for the fiscal year ending December 30, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404 and comparable requirements of Canadian securities regulations. If our management cannot favourably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
       Certain information contained in this prospectus, particularly information regarding future economic performance and finances, plans, expectations and objectives of management, is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appears together with such statement. In addition, the following factors, in addition to the other factors described under “Risk Factors” and other possible factors not listed, could affect our actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include:

•	competition within the quick service restaurant segment, which remains extremely intense, with many competitors pursuing heavy price discounting;

•	changes in economic conditions;

•	changes in consumer perceptions of dietary health and food safety;

•	harsh weather, particularly in the first and fourth quarters;

•	changes in consumer tastes;

•	labour and benefit costs;

•	legal claims;

•	our ability to maintain good relationships with our franchisees;

•	our ability to retain or replace our key members of management;

•	our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; and

•	changes in applicable accounting rules.
       Many of the factors that will determine our future performance are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as required by applicable securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information, future events or other circumstances have made them incorrect or misleading.

USE OF PROCEEDS
       We estimate that our net proceeds from the sale of approximately            shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $           million ($           million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $           (US$          ) per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering, together with estimated borrowings of $500.0 million under the new loan arrangements we will enter into prior to this offering, to pay the US$960.0 million of indebtedness, together with accrued interest, owed to Wendy’s under a US$960.0 million promissory note and for general corporate purposes. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006. For a description of the promissory note and the new loan arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Loan Agreements.”
DIVIDEND POLICY
       We did not pay any cash dividends on our common stock in 2003 or 2004. In September 2005 we distributed, as a dividend on our common stock, a promissory note to Wendy’s in the principal amount of US$960.0 million. The note is payable within 30 days of demand and bears an interest rate of 3.0% per annum. In the fourth quarter of 2005, notes and accounts receivable from Wendy’s will be set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable being distributed as a dividend in-kind by us to Wendy’s.
       We currently intend to declare and pay dividends on our common stock. However, we cannot assure you sufficient cash will be available to pay such dividends. In addition, our new loan agreements may impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend on, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. Further, any future declaration and payment of dividends is discretionary and our board of directors may at any time modify or revoke our dividend policy on our common stock. Until we are spun-off by Wendy’s, our board of directors will be elected by, and our company controlled by, Wendy’s, our controlling stockholder. After the completion of this offering, any dividends we pay will be declared and paid in Canadian dollars.
       For information regarding restrictions on our payment of dividends, see “Risks Relating to Our Business and Industry—Our loan agreements could restrict our ability to finance operations and capital needs, make acquisitions or engage in other business activities,” “Our Relationship with Wendy’s—Wendy’s as Our Controlling Stockholder” and “Risks Related to Our Relationship with Wendy’s—As long as Wendy’s controls our company, your ability to influence the outcome of matters requiring stockholder approval will be limited.”

CAPITALIZATION
       The following table sets forth our cash and cash equivalents and our consolidated capitalization as of October 2, 2005 on an actual and as adjusted basis.
       The as adjusted financial information as of October 2, 2005 gives effect to (1) the non-cash settlement of notes and trade balances between Wendy’s and us in the fourth quarter of 2005 with the net amount resulting in a dividend in-kind of $          to Wendy’s, other than our note payable to Wendy’s in the principal amount of US$960.0 million, (2) our incurrence of $500.0 million of indebtedness under our new loan arrangements in            2006, (3) the completion of this offering and (4) the application of the estimated net proceeds to be received from this offering, based on an assumed initial public offering price of $           per share of common stock (the midpoint of the range shown on the cover page of this prospectus) and the $500.0 million of indebtedness under the loan arrangements, to repay US$960.0 million in principal amount of indebtedness, together with accrued interest, to Wendy’s.
       You should read this table together with “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of October 2, 2005

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$119,248	$

Debt
Term debt(1)(2)	$20,231	$
Notes payable to Wendy’s(1)(3)	1,286,576
Capital leases(1)	53,628

Total debt	$1,360,435	$

Stockholder’s equity:
Common stock, no stated value per share	$134,363	$
Retained earnings	—
Unearned compensation — restricted stock	(6,503)
Accumulated other comprehensive expense	(67,716)

Total stockholder’s equity	$60,144	$

Total capitalization	$1,420,579	$

(1)	Includes current portion.

(2)	Excludes advertising fund debt of $22.2 million. See Note 10 to our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus.

(3)	Calculated using an assumed exchange rate of C$ = US$1.00.

DILUTION
       If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.
       Our net tangible book value as of October 2, 2005 was approximately $25.3 million, or $36,153 per share. The net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding shares. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and offering expenses payable by us, our net tangible book value, as adjusted, as of October 2, 2005, would have equaled approximately $           million, or $           per share of our common stock. This represents an immediate decrease in net tangible book value of $           per share of our common stock to Wendy’s, as our sole stockholder prior to this offering, and an immediate dilution in net tangible book value of $           per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share of our common stock.

Assumed initial public offering price per share	$
Net tangible book value per share as of October 2, 2005	$
Increase in net tangible book value per share attributable to this offering

Pro forma, as adjusted net tangible book value per share after this offering	$

Dilution per share to new investors	$

       The following table summarizes, as of October 2, 2005, the total number of shares of our common stock on an aggregate basis purchased from us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $           per share, which is the midpoint of the range set forth in the cover of this prospectus, and do not reflect the estimated underwriting discount and offering expenses.

	Shares Purchased			Total Consideration				Average
								Price Per
	Number	Percent		Amount		Percent		Share

	(in thousands)			(in thousands)
Wendy’s			%		$(1)		%	$
New investors

Total		100.00%				100.00%		$

(1)	Represents the aggregate of (a) consideration paid by Wendy’s in 1995 for all of the ownership interest in our predecessor entity and (b) equity advances made by Wendy’s to our predecessor entity or its subsidiaries since the date of the merger of us and Wendy’s.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
       The following table presents our selected historical consolidated financial and other data and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus. Our historical consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods covered.
       Our selected historical consolidated financial data as of December 28, 2003 and January 2, 2005 and for fiscal years 2002 (year ended December 29, 2002), 2003 (year ended December 28, 2003) and 2004 (year ended January 2, 2005) have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus.
       Our selected historical consolidated financial data as of fiscal year end 2000 (December 31, 2000), fiscal year end 2001 (December 30, 2001) and fiscal year end 2002 (December 29, 2002) and for fiscal years 2001 (year ended December 30, 2001) and 2000 (year ended December 31, 2000) have been derived from our unaudited consolidated financial information, not included in this prospectus.
       Our selected historical consolidated financial data as of October 2, 2005 and for the nine months ended September 26, 2004 and October 2, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of our financial position and results of operations as of the date and for the periods indicated. Results for the nine months ended October 2, 2005 are not necessarily indicative of the results that may be expected for the entire year.

	Fiscal Years(1)					Nine Months Ended

						September 26,	October 2,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except number of restaurants and where noted)
Consolidated Statements of Operations Data
Revenues
Sales	$521,016	$593,712	$656,833	$727,508	$845,231	$602,978	$703,484
Franchise revenues:
Rents and royalties(2)	222,723	266,676	322,043	367,756	414,096	301,536	333,026
Franchise fees	68,212	65,675	80,695	76,516	78,939	48,545	41,658

	290,935	332,351	402,738	444,272	493,035	350,081	374,684

Total revenues	811,951	926,063	1,059,571	1,171,780	1,338,266	953,059	1,078,168
Total costs and expenses	653,801	744,738	826,258	892,883	1,018,961	720,821	818,847

Operating income (EBIT)	158,150	181,325	233,313	278,897	319,305	232,238	259,321
Interest (income) expense, net	(2,599)	827	2,554	4,924	4,109	3,365	983
Affiliated interest expense, net	4,923	5,208	17,786	11,110	9,410	7,536	4,910

Income before income taxes	155,826	175,290	212,973	262,863	305,786	221,337	253,428
Income taxes	61,931	43,119	80,161	106,601	100,735	70,505	78,767

Net Income	$93,895	$132,171	$132,812	$156,262	$205,051	$150,832	$174,661

Basic earnings per share of common stock	$134	$189	$190	$223	$293	$215	$250
Average share of common stock	700	700	700	700	700	700	700
Consolidated Balance Sheets Data — at end of period indicated
Cash and cash equivalents	$104,015	$79,789	$89,338	$86,151	$129,301		$119,248
Total assets(3)	$1,003,424	$1,246,440	$1,661,399	$1,547,023	$1,756,869		$1,716,296
Long-term debt(4)	$141,224	$552,558	$401,270	$367,674	$246,841		$188,024
Total liabilities(4)	$401,093	$901,496	$739,442	$704,245	$735,180		$1,656,152
Total stockholder’s equity	$602,331	$344,944	$921,957	$842,778	$1,021,689		$60,144
Other Financial Data
EBITDA(5)	$190,719	$219,903	$282,422	$337,698	$388,313	$280,098	$312,922
Capital expenditures	$102,403	$129,685	$111,788	$131,865	$197,810	$126,343	$131,866

	Fiscal Years(1)					Nine Months Ended

						September 26,	October 2,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except number of restaurants and where noted)
Other Operating Data
Total systemwide sales growth(6)(7)	19.2%	18.0%	16.3%	12.6%	16.6%	15.0%	11.7%
Systemwide restaurant unit growth(6)	9.0%	9.2%	8.6%	7.6%	7.7%	7.9%	6.4%
Canada average same-store sales growth (6)(8)	9.1%	7.8%	7.2%	4.8%	7.4%	7.7%	5.0%
U.S. average same-store sales growth (6)(8)	12.7%	7.7%	9.9%	4.5%	9.8%	10.1%	7.0%
Restaurants open at end of period — Canada
Company-operated	47	40	31	32	31	28	31
Franchise	1,813	1,983	2,157	2,311	2,439	2,371	2,498
Restaurants open at end of period — U.S.
Company-operated	59	57	40	25	67	66	65
Franchise	61	83	120	159	184	167	207

Total	1,980	2,163	2,348	2,527	2,721	2,632	2,801
Average sales per standard restaurant:
Canada (in thousands of Canadian dollars)(6)	$1,354	$1,458	$1,555	$1,625	$1,730
U.S. (in thousands of U.S. dollars) (6)	$747	$809	$874	$894	$897
U.S. (in thousands of Canadian dollars)(6)	$1,109	$1,252	$1,373	$1,254	$1,167

(1)	Fiscal 2004 consisted of 53 weeks. Fiscal 2000, 2001, 2002 and 2003 each consisted of 52 weeks.

(2)	Rents and royalties revenues consist of (a) royalties, which typically range from 3.0% to 4.5% of gross franchise restaurant sales, and (b) rents, which typically range from 8.5% to 10.0% of gross franchise restaurant sales. Franchise restaurant sales are reported to us by our franchisees. Franchise restaurant sales are not included in our financial statements, other than approximately 80 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Financial Definitions—Sales.” However, franchise restaurant sales result in royalties and rental income, which are included in our rents and royalties revenues. The reported franchise restaurant sales were:

	Fiscal Years(1)					Nine Months Ended

						September 26,	October 2,
	2000	2001	2002	2003	2004	2004	2005

Franchise restaurant sales:
Canada (in thousands of Canadian dollars)	$1,785,555	$2,072,706	$2,412,625	$2,713,248	$3,137,898	$2,278,383	$2,524,436
U.S. (in thousands of U.S. dollars)	$39,431	$61,322	$93,603	$123,272	$163,712	$116,079	$145,161

(3)	Total assets include notes and accounts receivable from Wendy’s, which will be set off against notes and accounts payable to Wendy’s with the net notes and accounts receivable from Wendy’s being distributed by us to Wendy’s effective in the fourth quarter of 2005. Notes and amounts receivable from Wendy’s were:

	At End of Fiscal Year Indicated
						As of
						October 2,
	2000	2001	2002	2003	2004	2005

	(in thousands)
Notes receivable from Wendy’s included in current assets	$44,964	$120,178	$361,148	$59,210	$173,747	$189,111
Notes receivable from Wendy’s included in long-term assets	$128,000	$128,000	$128,000	$128,000	$128,000	—
Accounts receivable from (payable to) Wendy’s included in current assets (liabilities)	$3,951	$(56,836)	$297,720	$138,580	$52,192	$34,069

(4)	Long-term debt includes long-term debt, capital leases and notes payable to Wendy’s. Notes payable to Wendy’s are also included in current liabilities. In 2001, we purchased and retired 9.7 million exchangeable shares from Mr. Joyce, our former stockholder, for $40.47 (US$25.75) each, at a total cost of $392.9 million, which was funded by an intercompany long-term note payable to Wendy’s. As of October 2, 2005, we had outstanding a note payable to Wendy’s in the principal amount of US$960.0 million. Other than that note, notes payable to Wendy’s will be set off against notes and accounts receivable from Wendy’s effective in the fourth quarter of 2005 with the net amount resulting in a dividend in-kind of $ to Wendy’s. Notes payable to Wendy’s totalled the following amounts:

	At End of Fiscal Year Indicated
						As of
						October 2,
	2000	2001	2002	2003	2004	2005

	(in thousands)
Notes payable to Wendy’s included in current liabilities	$104,634	$131,987	$144,778	$84,167	$185,725	$1,186,293
Notes payable to Wendy’s included in long-term debt	$108,468	$505,793	$343,954	$304,488	$181,090	$100,283

(5)	EBITDA is defined as net income before interest, taxes, depreciation and amortization and is used by management as a performance measure for benchmarking against our peers and our competitors. We believe EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under GAAP, should not be viewed in isolation and does not purport to be an alternative to net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable GAAP financial measure. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies.
         The following table is a reconciliation of our net income to EBITDA:

	Fiscal Years(1)					Nine Months Ended

						September 26,	October 2,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Net income	$93,895	$132,171	$132,812	$156,262	$205,051	$150,832	$174,661
Interest expense, net	2,324	6,035	20,340	16,034	13,519	10,901	5,893
Income tax expense	61,931	43,119	80,161	106,601	100,735	70,505	78,767

Operating income (EBIT)	$158,150	$181,325	$233,313	$278,897	$319,305	$232,238	$259,321
Depreciation and amortization	32,569	38,578	49,109	58,801	69,008	47,860	53,601

EBITDA	$190,719	$219,903	$282,422	$337,698	$388,313	$280,098	$312,922

(6)	Includes both franchised and company-operated restaurants. Franchise restaurant sales are not included in our financial statements, other than approximately 80 franchisees whose results of operations are consolidated with ours pursuant to FIN 46R. However, franchise restaurant sales result in royalties and rental income, which are included in our revenues. U.S. average sales per standard restaurant are disclosed in both Canadian and U.S. dollars, the reporting and functional currency, respectively, of our U.S. operations. The U.S. average sales per standard store for each year were converted to Canadian dollars using the average foreign exchange rate in the applicable year as shown on page 4. The U.S. average sales per standard restaurant, when converted to Canadian dollars, includes the effects of exchange rate fluctuations, which decreases comparability between the years. We believe the presentation of the U.S. dollar average sales per standard restaurant is useful to investors to show the local currency amounts for stores in the U.S. and provide transparency on the underlying business performance.

(7)	Total systemwide sales growth is determined using a constant exchange rate to exclude the effects of foreign currency translation. U.S. dollar sales are converted to Canadian dollar amounts using the average exchange rate of the base year for the period covered.

(8)	For Canadian restaurants, average same-store sales are based on restaurants that have been opened for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store sales calculation beginning the 13th month after the restaurant’s opening.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
       The unaudited pro forma consolidated statement of operations for the fiscal year ended January 2, 2005 presented below was derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations for the nine months ended October 2, 2005 and the unaudited pro forma consolidated balance sheet as of October 2, 2005 presented below were derived from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.
       Our unaudited pro forma consolidated statements of operations present our results from operations for the fiscal year ended January 2, 2005 and the nine months ended October 2, 2005 as if the following events occurred on December 29, 2003:

•	intercompany notes and trade balances between us and Wendy’s in the net amount of $ , including accrued interest, were settled with the net amount resulting in a dividend in-kind of $ to Wendy’s;

•	we entered into the new loan arrangements and incurred $500.0 million of indebtedness thereunder;

•	this offering had been completed at an assumed initial public offering price of $ per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

•	the outstanding principal balance, including accrued interest, of the US$960.0 million intercompany note issued by us to Wendy’s was repaid with all of the net proceeds of this offering and the indebtedness incurred under the loan arrangements.

       Our unaudited pro forma consolidated balance sheet has been prepared based on the assumption that the aforementioned events occurred on October 2, 2005.
       The unaudited pro forma consolidated statements of operations information for the fiscal year ended January 2, 2005 and for the nine months ended October 2, 2005 include all normal recurring adjustments that we believe are necessary for a fair statement of the results for such periods.
       Our historical financial information has been prepared on a consolidated basis using the historical results of operations and bases of the assets and liabilities of the business, and gives effect to allocations of expenses from Wendy’s.
       The unaudited pro forma consolidated financial information has been prepared based on available information and assumptions that we believe are reasonable and is intended for informational purposes only; it is not necessarily indicative of what the financial position or results of operations actually would have been had the aforementioned events occurred at the dates indicated, and it does not purport to project our future financial position or results of operations.

Unaudited Pro Forma Consolidated Statement of Operations

	Nine Months Ended October 2, 2005

		Adjustments

			Separation/
	Historical	Debt Incurrence	Offering	Pro Forma

	(In thousands, except number of shares)
Revenues
Sales	$703,484
Franchise revenues:
Rents and royalties	333,026
Franchise fees	41,658

	374,684

Total revenues	1,078,168

Costs and expenses
Cost of sales	613,245
Operating expenses	119,479
Franchise fee costs	43,206
General and administrative expenses	73,728
Equity income	(23,281)
Other (income) expense	(7,530)

Total costs and expenses, net	818,847

Operating income	259,321

Interest expense(1)	(3,283)
Interest income	2,300
Affiliated interest expense, net	(4,910)

Income before income taxes	253,428
Income taxes(2)(3)	78,767

Net income	$174,661

Basic earnings per share(4)	$250
Weighted average number of shares outstanding	700
The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

Unaudited Pro Forma Consolidated Statement of Operations

	Fiscal Year Ended January 2, 2005

		Adjustments

			Separation/
	Historical	Debt Incurrence	Offering	Pro Forma

	(In thousands, except number of shares)
Revenues
Sales	$845,231
Franchise revenues:
Rents and royalties	414,096
Franchise fees	78,939

	493,035

Total revenues	1,338,266

Costs and expenses
Cost of sales	741,198
Operating expenses	150,029
Franchise fee costs	73,422
General and administrative expenses	85,744
Equity income	(32,548)
Other (income) expense	1,116

Total costs and expenses, net	1,018,961

Operating income	319,305

Interest expense(1)	(6,911)
Interest income	2,802
Affiliated interest expense, net	(9,410)

Income before income taxes	305,786
Income taxes(2)(3)	100,735

Net income	$205,051

Basic earnings per share(4)	$293
Weighted average number of shares outstanding	700
The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

Unaudited Pro Forma Consolidated Balance Sheet

	As of October 2, 2005

		Adjustments(1)

		Debt	Separation/
	Historical	Incurrence	Offering	Pro Forma

	(In thousands)
Assets
Current assets
Cash and cash equivalents	$119,248
Accounts receivable, net	85,397
Notes receivable, net	8,912
Deferred income taxes	2,137
Inventories and other	34,673
Amounts receivable from Wendy’s(2)	34,069
Notes receivable from Wendy’s(2)	189,111
Advertising fund restricted assets	19,274

Total current assets	492,821
Property and equipment, net	1,009,197
Notes receivable, net	15,491
Goodwill	29,877
Deferred income taxes	9,013
Intangible assets, net	4,960
Equity investments	142,291
Other assets	12,646

Total assets	$1,716,296

Liabilities and stockholder’s equity
Current liabilities
Accounts payable	$78,920
Accrued expenses
Salaries and wages	10,865
Taxes	62,787
Other	39,058
Deferred income taxes	538
Advertising fund restricted liabilities	30,979
Notes payable to Wendy’s(2)(5)	1,186,293
Current portion of long-term obligations	5,334

Total current liabilities	1,414,774
Long-term obligations
Term debt(3)	19,890
Notes payable to Wendy’s(2)	100,283
Advertising fund restricted debt	19,216
Capital leases	48,635

Total long-term obligations	188,024

Deferred income taxes	22,155
Other long-term liabilities	31,199
Stockholder’s equity
Common stock(2)(4)	134,363
Retained earnings	—
Accumulated other comprehensive income (Expense):
Cumulative translation adjustments and other	(67,716)
Unearned compensation—restricted stock	(6,503)

Total stockholder’s equity	60,144

Total liabilities and stockholder’s equity	$1,716,296

The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

Notes to Unaudited Pro Forma Consolidated Financial Information
Statements of Operations
       (1) This adjustment gives effect to the interest expense incurred in the respective periods in relation to indebtedness under the new loan arrangements. The interest rate is based upon an assumed interest rate of   %, which is the mid-point of our estimated range of interest rates on this debt. A 1/8% change to the assumed interest rate would change our annual interest expense by $              .
       (2) This adjustment represents the estimated tax expense related to the estimated interest expense adjustment discussed in Note (1) above at our statutory rate of 35.0% for the fiscal year ended January 2, 2005 and 34.0% for the fiscal nine months ended October 2, 2005.
       (3) An estimated effective tax rate of        % has been applied to the pro forma adjustments, which is higher than the effective tax rate that has historically been applied to our results. The increase in effective tax rate is primarily attributable to the changed capital structure following our separation from Wendy’s and the $500.0 million debt that we will incur under the loan arrangements prior to the completion of this offering. The $500.0 million debt will be used, together with the net proceeds from this offering, to repay indebtedness owed to Wendy’s. The estimated effective tax rate differs from the statutory tax rate of        % that applies in the U.S.
       (4) Basic income per share of our common stock is calculated by dividing net income by the weighted average number of shares outstanding. The historic basic income per share is based on 700 shares outstanding and the pro forma basic income per share is based on               shares outstanding. Unaudited pro forma basic income per share of our common stock has been calculated in accordance with the SEC rules of initial public offerings, which require that the denominator in the weighted average share calculation should include only the number of shares whose proceeds are being reflected as pro forma adjustments in the consolidated statements of operations. Therefore, pro forma weighted average shares of our common stock for purposes of the unaudited pro forma based income per share calculation have been adjusted to reflect the sale of                        shares by us in this offering.
Balance Sheet
       (1) Set forth below (in thousands) are estimated sources and uses of funds reflected in the pro forma balance sheet.

Sources			Uses

Proceeds from this offering	$		Repayment of indebtedness to Wendy’s	$
Borrowings under the new loan arrangements		500.0	Transaction costs

Total sources	$		Total uses	$

       This offering is expected to raise proceeds of $      million (net of estimated fees and expenses). We intend to use the net proceeds from this offering, together with estimated borrowings of $500.0 million under the new loan arrangements we will enter into prior to the completion of this offering, to repay indebtedness owed to Wendy’s.
       (2) This adjustment gives effect to the non-cash settlement of notes and trade balances between us and Wendy’s, with the net amount resulting in a dividend in-kind of $                    to Wendy’s.
       (3) Represents the net impact of the incurrence of $500.0 million of debt under our new loan arrangements on               , 2006.
       (4) This adjustment represents the net proceeds from this offering of approximately $            , assuming an initial public offering price of $               per share, the midpoint range set forth on the cover page of this prospectus and estimated fees and expenses of $       .
       (5) On September 27, 2005, we distributed an intercompany note to Wendy’s in the original principal amount of US$960.0 million as a dividend on our common stock. This adjustment gives effect to the repayment of that note using the net proceeds from the debt referred to in Note (3) above and this offering. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Unaudited Pro Forma Consolidated Financial Information” and our historical consolidated financial statements and notes thereto included elsewhere in the prospectus. The following discussion includes forward-looking statements that are not historical facts but reflect our current expectation regarding future results. Actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties, including the matters discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.” Historical trends should not be taken as indicative of future operations.
       We believe systemwide sales and average same-store sales provide meaningful information to investors concerning the size of our system, the overall health of the system and the strength of our brand. Information about systemwide sales and average same-store sales is included in this prospectus. Franchise restaurant sales generally are not included in our financial statements; however, franchise restaurant sales result in royalties and rental income, which are included in our franchise revenues.
Overview
       We franchise and operate Tim Hortons restaurants in both Canada and the U.S. Our business model includes controlling the real estate for most of our franchise restaurants. We also distribute coffee and other drinks, non-perishable food, supplies, packaging and equipment to system restaurants in Canada through our five distribution centres. In the U.S. we supply similar products to system restaurants through third-party distributors. Our system, which consists of franchised and company-operated restaurants, represented 22.6% of the $14.0 billion Canadian quick service restaurant segment at year end 2004 based on systemwide restaurant sales dollars.
       In each of fiscal 2003 and 2004, we delivered record annual revenues and net income. Our fiscal 2004 revenues and net income of approximately $1.3 billion and $205.1 million, respectively, represented a $166.5 million, or 14.2%, increase in revenues and $48.8 million, or 31.2%, increase in net income from fiscal 2003. In fiscal 2003 revenues were up $112.2 million, or 10.6%, to approximately $1.2 billion while net income rose $23.5 million, or 17.7%, to $156.3 million. The increased net income in fiscal 2004 and 2003 was driven by improved income from operations, and fiscal 2004 also included a reduction in interest and tax expenses when compared to fiscal 2003. Segment operating income (operating income attributable to our reportable segments, which consist of Canada and the U.S.) increased $51.0 million in fiscal 2004 over 2003, which was an increase of 17.4%, while fiscal 2003 segment operating income increased 15.5% over fiscal 2002, from $253.2 million to $292.5 million. Overall, the improvements in segment operating income have been driven by average same-store sales growth and opening new restaurants in Canada. Our fiscal 2004 results also benefited from one additional operating week (the 53rd week) in the fiscal year. The additional week occurs periodically because our fiscal year ends on the Sunday nearest to December 31.
       For the first nine months of 2005 (which ended October 2, 2005) our revenues and net income were up $125.1 million and $23.8 million, or 13.1% and 15.8%, respectively, over the first nine months of 2004 (which ended on September 26, 2004), primarily as a result of continued average same-store sales gains and continued growth in the number of systemwide restaurants, resulting in higher royalty, rental and distribution income. Also, during the first nine months of 2005 we had a $5.1 million one-time mark-to-market gain on cross-border intercompany notes. This gain was partially offset by an increase in corporate general and administrative expenses due primarily to costs associated with this offering and expenses related to restricted stock units that were granted and expensed for the first time in 2005.
       Immediately following this offering, Wendy’s will continue to own approximately           % of our shares of common stock (          % if the underwriters exercise their option to purchase additional shares in full). So long as Wendy’s owns a majority of our common stock, it will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors. Five of the           persons who will serve on our board of directors after this offering are directors of Wendy’s. Wendy’s has informed us that it expects to spin-off all of our common stock that it owns to its stockholders as soon as practical, depending on market conditions; however, we cannot be sure how long Wendy’s will own our common stock following this offering.
       Immediately prior to the completion of this offering, we will enter into various agreements with Wendy’s that will define our relationship with Wendy’s after this offering. These agreements include a master separation agreement, a shared services agreement, a tax sharing agreement and a registration rights agreement. Wendy’s will continue to provide internal administrative support under the shared services agreement until the spin-off, which Wendy’s has announced will occur as soon as practical and which is expected to occur within 9 to 18 months of the offering, depending on market conditions, or, in some cases, until we are able to provide the services ourselves. For instance, Wendy’s may continue to provide us with information technology support beyond the date of the spin-off. See “Our Relationship With Wendy’s—Agreements Between Wendy’s and Us.”
Our Relationship with Wendy’s
       We are currently a wholly owned subsidiary of Wendy’s. On July 29, 2005, Wendy’s announced its intention to separate our operations into a publicly-traded company. After the completion of this offering, Wendy’s will own approximately 82-85% of our outstanding shares of common stock. Wendy’s has announced that a spin-off would occur as soon as practical, which is expected to be within 9 to 18 months, depending on market conditions. However, Wendy’s is not subject to any contractual obligation to maintain its share ownership, except that Wendy’s has agreed not to sell, dispose of or hedge any of our common stock, subject to specified exceptions, for a period of 180 days after the date of the prospectus without the prior written consent of the underwriters. In addition, Wendy’s lock-up agreement will not restrict its ability to spin-off all of our common stock that it owns to its common stockholders, nor will it restrict any recipients of our common stock in any such spin-off. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off.
       Immediately prior to the completion of this offering, we will enter into agreements with Wendy’s related to the separation of our business operations from Wendy’s. These agreements, which govern various interim and ongoing relationships between Wendy’s and us, are a master separation agreement, a tax sharing agreement, a shared services agreement and a registration rights agreement (collectively referred to as the “separation agreements”). We do not expect our increasing independence from Wendy’s to materially harm our relationships with our customers or suppliers or to otherwise cause significant changes in our results of operations or business trends when compared to prior years. See “Our Relationship with Wendy’s.”
       During the transition period, certain officers and directors of Wendy’s will also act as our officers and directors. See “Management.”

Selected Operating and Financial Highlights

	Fiscal Years			Nine Months Ended

				September 26,	October 2,
	2002	2003	2004	2004	2005

	(in thousands, except where noted)
Systemwide sales growth	16.3%	12.6%	16.6%	15.0%	11.7%
Average same-store sales growth
Canada	7.2%	4.8%	7.4%	7.7%	5.0%
U.S.	9.9%	4.5%	9.8%	10.1%	7.0%
Systemwide restaurants	2,348	2,527	2,721	2,632	2,801
Revenues	$1,059,571	$1,171,780	$1,338,266	$953,059	$1,078,168
Operating income	$233,313	$278,897	$319,305	$232,238	$259,321
Net income	$132,812	$156,262	$205,051	$150,832	$174,661
Systemwide Sales Growth
       Our financial results are driven largely by changes in systemwide sales, which include restaurant-level sales at both franchised and company-operated restaurants. The amount of systemwide sales impacts our franchisee royalties and rental income, as well as our distribution sales. Changes in systemwide sales are driven by changes in average same-store sales and changes in the number of restaurants.
Average Same-Store Sales Growth
       Average same-store sales, one of the key metrics we use to assess our performance, provides information on total retail sales at restaurants operating systemwide throughout the relevant period and provide a useful comparison between periods. In fiscal 2004, Canadian average same-store sales increased 7.4% over fiscal 2003, which was our 13th consecutive annual increase in Canada. In the U.S., average same-store sales (measured in local currency) increased 9.8% in fiscal 2004 over 2003, which represented our 14th consecutive annual increase. We expect 2006 same-store sales to increase between 4.0% and 5.0% in Canada and between 6.0% and 7.0% in the U.S.
       Our average same-store sales growth is attributable to several key factors, including new product introductions, improvements in restaurant speed of service and other operational efficiencies, more frequent customer visits, expansion into broader menu offerings and, on a less frequent basis, pricing. Restaurant-level price increases are primarily used to offset higher restaurant-level costs on key items such as coffee and labour.

       The following table sets forth average same-store sales increases for the first nine months of 2005 and for fiscal 2002, 2003 and 2004 on a comparable 52-week basis. Franchise restaurant sales are not included in our financial statements (other than approximately 80 franchisees whose results of operations are consolidated with ours pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R), Consolidation of Variable Interest Entities—an interpretation of ARB 51 (revised December 2003), but franchise restaurant sales result in royalties and rental income, which are included in our consolidated financial statements as franchise revenues.

	Historical Average Same-Store Sales Increase(1)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Year

Canada
2002	7.9%	9.4%	5.8%	5.7%	7.2%
2003	3.9%	4.0%	5.5%	5.7%	4.8%
2004	6.6%	7.8%	8.4%	6.6%	7.4%
2005	5.8%	5.6%	3.6%		5.0%	(2)
U.S.
2002	10.0%	13.8%	8.9%	7.2%	9.9%
2003	0.4%	3.3%	6.8%	7.2%	4.5%
2004	10.3%	10.2%	9.8%	9.1%	9.8%
2005	7.7%	9.1%	4.7%		7.0%	(2)

(1)	For Canadian restaurants, average same-store sales are based on restaurants that have been open for a minimum of one calendar year. For U.S. restaurants, a restaurant is included in our average same-store calculation beginning in the 13th month following the restaurant’s opening.

(2)	Represents average same-store sales growth for the first nine months of 2005.
New Restaurant Development
       Opening restaurants in new and existing markets in Canada and the U.S. has been a significant contributor to our growth. From the end of 1995, when we merged with Wendy’s, to January 2, 2005, we increased the total number of Tim Hortons restaurants from 1,197 to 2,721 restaurants, representing an average annual growth rate of over 9.6%. Approximately 85.0% of this growth has come from our expansion in Canada, with the largest increases in Ontario and Western Canada. Our U.S. growth of 234 restaurants from 1995 to 2004 has come from three major markets, namely Michigan, New York and Ohio. During 2004, we also acquired 42 restaurants in New England. Although we anticipate new restaurant development will continue in the range of 180 to 200 stores annually (for example, in 2006 we expect 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S.), future escalation of real estate and or construction costs may slow this growth.
       From the end of fiscal 2001 to the end of fiscal 2004, we opened 558 system restaurants, net of restaurant closures. Typically, 20 to 30 system restaurants are closed annually, primarily in Canada. Restaurant closures typically result from an opportunity to improve a location, upgrade size and layout or add a drive-thru. During the first nine months of 2005 we opened 94 restaurants (73 in Canada and 21 in the U.S.) and closed 14 restaurants (all in Canada).
       Our system includes over 2,800 restaurants across Canada and the U.S. At October 2, 2005, 2,705, or 96.6%, were franchised (98.8% in Canada and 76.1% in the U.S.).

       The following table shows our restaurant count as of September 26, 2004, October 2, 2005 and as of the end of fiscal 2002, 2003 and 2004. Also included in the table is a breakdown of our company-operated and franchised restaurants.
Systemwide Restaurant Count

	Fiscal Year End			Nine Months Ended

				September 26,	October 2,
	2002	2003	2004	2004	2005

Canada
Company-operated	31	32	31	28	31
Franchise	2,157	2,311	2,439	2,371	2,498

Total	2,188	2,343	2,470	2,399	2,529

U.S.
Company-operated	40	25	67	66	65
Franchise	120	159	184	167	207

Total	160	184	251	233	272

Total system
Company-operated	71	57	98	94	96
Franchise	2,277	2,470	2,623	2,538	2,705

Total	2,348	2,527	2,721	2,632	2,801

Operating Income
       We reported record operating income (income before income taxes and interest) in each of fiscal 2004 and 2003. These results were primarily due to increases in average same-store sales, opening of new restaurants, and operational improvements due to the systemwide rollout of par-baked products sold through our manufacturing joint venture. The launch of our Always Fresh baking system in 2002 involved a conversion to the use of par-baked products in our restaurants. Par-baking enables us to offer customers fresher, more consistent products all day, and enables significant operating efficiencies at the restaurant level. The conversion to our Always Fresh baking system began during the third quarter of 2002 and was completed during the first quarter of 2004. In December 2005, we completed construction of a new distribution centre in Guelph, Ontario. Once fully operational this distribution centre will service approximately 85% of our Ontario stores for both shelf-stable and frozen products. In 2006, we will be phasing in our transition to frozen distribution from this new distribution centre with approximately 65% of the stores being serviced by year end. During this phase in period for frozen distribution we will be faced with higher distribution costs without the full benefit of the new distribution revenues.
       For the first nine months of 2005, we recorded higher operating income than in any previous comparable period, with an increase of 11.7% over the comparable period in 2004 as a result of continued average same-store sales gains and continued growth in the number of systemwide restaurants. We also had a $5.1 million one-time mark-to-market gain on cross-border intercompany notes during the first nine months of 2005. This gain was partially offset by an increase in corporate general and administrative expenses due primarily to costs associated with this offering and expenses related to restricted stock units of Wendy’s that were granted and expensed for the first time in 2005.
Segment Operating Income
       Systemwide sales and average same-store sales growth are affected by the business and economic environments in Canada and the U.S. We manage and review financial results from

Canadian and U.S. operations separately. Therefore, we have determined the reportable segments for our business to be Canada and the U.S.
       Segment operating income increased by 11.4% for the first nine months of 2005 over the same period in 2004, by 17.4% in fiscal 2004 over 2003 and by 15.5% in fiscal 2003 over 2002. The improvements primarily related to increases in average same-store sales, development of new restaurants and improvements in equity income. Equity income increases from fiscal 2002 to 2004 related to improvements in results at our joint venture with IAWS and our joint venture with Wendy’s Restaurants of Canada in certain combination restaurants. See “—Equity Income.” Overall, our total segment operating income from our reportable segments as a percent of total revenues was 26.1% and 25.7% in the first nine months of 2004 and 2005, respectively, and 23.9%, 25.0% and 25.7% for fiscal 2002, 2003 and 2004, respectively.
       For the first nine months of 2005 compared to the corresponding period in 2004, segment operating income increased $28.3 million, primarily driven by our Canadian segment, which increased operating income by 12.4%. Canadian average same-store sales increased 5.0% over the prior period and we opened 73 new system restaurants in that period.
       In fiscal 2004, total segment operating income increased $51.0 million over fiscal 2003, principally through our Canadian segment, which increased operating income by 17.8%. Canadian average same-store sales increased by 7.4% and we opened 155 new system restaurants in fiscal 2004. U.S. average same-store sales increased by 9.8% in fiscal 2004 over 2003. However, U.S. segment operating loss increased as a result of a decrease in company-operated store earnings, which was attributable to the performance of the 42 restaurants acquired in New England in the second quarter of 2004.
       In fiscal 2003, total segment operating income increased $39.3 million over fiscal 2002. Our Canadian segment accounted for most of the increase, with operating income increasing by 14.3%, as Canadian average same-store sales increased 4.8% and 185 new restaurants were opened. U.S. segment operating losses were reduced by $2.8 million in fiscal 2003 over 2002 due to average same-store sales increases of 4.5% and refranchising of a number of company-operated restaurants.
       In fiscal 2003, corporate unallocated charges included $6.1 million in foreign exchange gains resulting from cross-border interest payments. Foreign currency hedges against future interest payments were established in mid-2003 and extended into 2004 to mitigate currency effects on these payments. In addition, the frequency of intercompany payments has been increased to minimize the exposure.
       The following tables show information about the operating income of our reportable segments:
Operating Income

	First Nine Months 2005 Compared to First Nine Months 2004

					2005 Change
		% of		% of
	2005	Revenues	2004	Revenues	Dollars	Percentage

	(in thousands, except where noted)
Canada	$279,300	25.9%	$248,478	26.1%	$30,822	12.4%
U.S.	(2,110)	(0.2%)	415	0.0%	(2,525)	n/m

Segment operating income	277,190	25.7%	248,893	26.1%	28,297	11.4%
Corporate(1)	(17,869)	(1.7%)	(16,655)	(1.7%)	(1,214)	(7.3%)

Total operating income	$259,321	24.1%	$232,238	24.4%	$27,083	11.7%

	Fiscal 2004 Compared to 2003

					2004 Change
		% of		% of
	2004	Revenues	2003	Revenues	Dollars	Percentage

	(in thousands, except where noted)
Canada	$344,476	25.7%	$292,526	25.0%	$51,950	17.8%
U.S.	(981)	(0.1%)	(27)	0.0%	(954)	n/m

Segment operating income	343,495	25.7%	292,499	25.0%	50,996	17.4%
Corporate(1)	(24,190)	(1.8%)	(13,602)	(1.2%)	(10,588)	(77.8%)

Total operating income	$319,305	23.9%	$278,897	23.8%	$40,408	14.5%

	Fiscal 2003 Compared to 2002

					2003 Change
		% of		% of
	2003	Revenues	2002	Revenues	Dollars	Percentage

	(in thousands, except where noted)
Canada	$292,526	25.0%	$256,027	24.2%	$36,499	14.3%
U.S.	(27)	0.0%	(2,827)	(0.3%)	2,800	99.0%

Segment operating income	292,499	25.0%	253,200	23.9%	39,299	15.5%
Corporate(1)	(13,602)	(1.2%)	(19,887)	(1.9%)	6,285	31.6%

Total operating income	$278,897	23.8%	$233,313	22.0%	$45,584	19.5%

(1)	Corporate charges include certain overhead costs that are not allocated to individual business units and the impact of certain foreign currency exchange gains and losses.
n/m — The comparison is not meaningful.
Basis of Presentation
       Our consolidated financial statements have been derived from the consolidated financial statements and accounting records of Wendy’s, principally from statements and records representing the Tim Hortons business segment. Our consolidated statements of operations also include expense allocations for certain corporate functions historically provided to us by Wendy’s, including general corporate expenses related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives, including stock-based compensation arrangements. The allocations are primarily based on specific identification and the relative percentage of our revenues and headcount to the respective total Wendy’s costs. These allocations are reflected in general and administrative expenses in our consolidated statements of operations and totalled $12.7 million, $12.9 million and $13.3 million on a pre-tax basis for fiscal 2002, 2003 and 2004, respectively. We and Wendy’s consider these allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company. Actual costs that may have been incurred if we had been a stand-alone public company in 2002, 2003 and 2004 would depend on a number of factors, including our chosen organizational structure, what functions were outsourced or performed by our employees and strategic decisions made in areas such as information technology systems and infrastructure. However, we currently do not believe the difference between the cost allocations from Wendy’s for the costs mentioned above and the costs we would have incurred on a stand-alone basis would have a material impact on our statements of operations, balance sheets or statements of cash flows for 2002, 2003 and 2004.
       Affiliated interest expense, net in the consolidated statements of operations reflects interest costs related to specific net borrowings by us, in the form of promissory notes, from Wendy’s. No amount is included in affiliated interest expense, net for other amounts owed to Wendy’s by us which were not in the form of a promissory note and for which no interest rate was specified. Also, Wendy’s has not allocated a portion of its external debt interest cost to us. As a result, interest expense recorded by us does not reflect the expense we would have incurred as a stand-alone company. Prior to the completion of this offering, we expect to enter into loan arrangements, under which we will incur indebtedness of approximately $500.0 million in aggregate principal amount. We also intend to enter into two revolving credit facilities: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S. As a result of this anticipated change in our capital structure, we expect our interest costs will increase by approximately      % compared to our historical financial statements after the completion of this offering due to the addition of the external debt. Affiliated interest costs will be reduced for the portion of notes payable to Wendy’s outstanding at October 2, 2005 that will be set off against notes and accounts receivable by us from Wendy’s effective in the fourth quarter of 2005.
      In the third quarter of 2005, we distributed a note payable by us to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from the new loan arrangements that we will enter into prior to the completion of this offering to repay this US$960.0 million note. See “Unaudited Pro Forma Consolidated Financial Information.” On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.
       Our functional currency is the U.S. dollar, primarily because of our historical financial inter-relatedness with Wendy’s. The majority of our operations, restaurants and cash flows, however, are based in Canada, and we are primarily managed in Canadian dollars. As a result, our reporting currency is the Canadian dollar. Our historical consolidated financial statements and notes thereto are prepared in conformity with accounting principles generally accepted in the U.S.
       The discussion below should be read in conjunction with our historical consolidated financial statements and the notes thereto for a full understanding of our financial position and results of operations.
Financial Definitions
Sales
       Primarily includes sales of products, supplies and restaurant equipment (except for initial equipment packages sold to franchisees as part of the initiation of their restaurant’s business, see “— Franchise Fees”) that are shipped directly from our warehouses or by third party distributors to the restaurants, which we refer to as warehouse or distribution sales. Sales include canned coffee sales through the grocery channel. Sales also include sales from company-operated restaurants and, beginning in 2004, sales of approximately 80 franchise restaurants that are consolidated in accordance with FIN 46R.

Rents and Royalties
       Includes franchisee royalties and rental revenues.
Franchise Fees
       Includes fees for various costs and expenses related to establishing a franchisee’s business and include initial equipment packages.
Cost of Sales
       Includes costs associated with our distribution warehouses, including cost of goods, direct labour and depreciation as well as the cost of goods delivered by third party distributors to the restaurants and for canned coffee sales sold through grocery stores.
       Also includes food, paper and labour costs for company-operated restaurants and, beginning in 2004, approximately 80 franchise restaurants that are consolidated in accordance with FIN 46R.
Operating Expenses
       Includes rent expense related to properties leased to franchisees and other property-related costs (including depreciation).
Franchise Fee Costs
       Includes costs of equipment sold to franchisees as part of the initiation of their restaurant’s business, as well as training and other costs necessary to ensure a successful restaurant opening.
General and Administrative Expenses
       Includes costs that cannot be directly related to generating revenue, including expenses associated with our corporate and administrative functions and allocation of expenses related to corporate functions and services historically provided to us by Wendy’s and depreciation of office equipment, information technology systems and head office real estate.
Equity Income
       Includes income from equity investments in joint ventures and other minority investments over which we exercise significant influence. Equity income from these investments is considered to be an integrated part of our business operations and is therefore included in operating income. Income amounts are shown as reductions to total costs and expenses.
Other Income and Expense
       Includes expenses (income) that are not directly derived from our primary businesses. Expenses include restaurant closures and other asset write-offs.
Comprehensive Income
       Represents the change in our net assets during the reporting period from transactions and other events and circumstances from non-owner sources. It includes net income and other comprehensive income such as foreign currency translation adjustments.

Results of Operations
Nine Months Ended October 2, 2005 Compared to Nine Months Ended September 26, 2004
       Below is a summary of comparative results of operations and a more detailed discussion of results for the first nine months of each of fiscal 2005 and 2004.
Results of Operations

	Nine Months Ended				2005 Change

	October 2,	% of	September	% of
	2005	Revenues	26, 2004	Revenues	$	%

	(in thousands, except where noted)
Revenues
Sales	$703,484	65.2%	$602,978	63.3%	$100,506	16.7%
Franchise revenues:
Rents and royalties	333,026	30.9%	301,536	31.6%	31,490	10.4%
Franchise fees	41,658	3.9%	48,545	5.1%	(6,887)	(14.2%)

	374,684	34.8%	350,081	36.7%	24,603	7.0%

Total revenues	1,078,168	100.0%	953,059	100.0%	125,109	13.1%

Costs and expenses
Cost of sales	613,245	56.9%	527,818	55.4%	85,427	16.2%
Operating expenses	119,479	11.1%	108,446	11.4%	11,033	10.2%
Franchise fee costs	43,206	4.0%	46,055	4.8%	(2,849)	(6.2%)
General and administrative expenses	73,728	6.8%	61,893	6.5%	11,835	19.1%
Equity income	(23,281)	(2.2%)	(23,089)	(2.4%)	(192)	0.8%
Other (income) expense	(7,530)	(0.7%)	(302)	0.0%	(7,228)	n/m

Total costs and expenses, net	818,847	75.9%	720,821	75.6%	98,026	13.6%

Operating income	259,321	24.1%	232,238	24.4%	27,083	11.7%

Interest expense	(3,283)	(0.3%)	(5,015)	(0.5%)	1,732	(34.5%)
Interest income	2,300	0.2%	1,650	0.2%	650	39.4%
Affiliated interest expense, net	(4,910)	(0.5%)	(7,536)	(0.8%)	2,626	(34.8%)

Income before income taxes	253,428	23.5%	221,337	23.2%	32,091	14.5%
Income taxes	78,767	7.3%	70,505	7.4%	8,262	11.7%

Net income	$174,661	16.2%	$150,832	15.8%	$23,829	15.8%

n/m — The comparison is not meaningful.
Revenues
Sales
       In the first nine months of 2005 sales increased $100.5 million, or 16.7%, over the comparable period in 2004. Warehouse sales increased $69.2 million, or 13.7%, driven by an increase in the number of franchise restaurants open and increases in average same-store sales. The remaining increase in warehouse sales was primarily related to an increase in the value of coffee sales as a result of a rise in the underlying cost of green (unroasted) coffee.
       Company-operated restaurant sales were $92.7 million and $123.0 million in the first nine months of 2004 and 2005, respectively. The increase in company-operated restaurant sales of

$30.3 million is primarily attributable to our adoption of FIN 46R on April 1, 2004, which resulted in the consolidation of 79 franchise restaurants for the first nine months of 2004 and 83 franchise restaurants for the first nine months of 2005. Accordingly, we recorded additional sales of $47.1 million and $73.7 million during the first nine months of 2004 and 2005, respectively, an increase of $26.6 million. The remaining $6.4 million increase in company-operated restaurant sales was due primarily to an increase in the number of company-operated restaurants in the U.S. resulting from our acquisition of 42 restaurants in New England in the second quarter of 2004.
       U.S. sales are denominated in U.S. dollars and translated into Canadian dollars for reporting our results. The strengthening of the Canadian dollar relative to the U.S. dollar during the first nine months of 2004 and 2005 reduced the value of reported sales by approximately 0.9% compared to the value that would have been reported had there been no exchange rate movement.
Franchise Revenues
       Rents and Royalties. Revenues from rents and royalties increased $31.5 million or 10.4% in the first nine months of 2005 over the comparable period in 2004. Although the consolidation of 79 restaurants on average during the first nine months of 2005 in accordance with FIN 46R reduced our rent and royalty income by $5.2 million for that period, our net growth in both rental income and royalty income reflects an increase in the number of franchise restaurants open and the positive average same-store sales growth over this time period.
       Franchise Fees. Total franchise fees during the first nine months of 2005 decreased $6.9 million, or 14.2%, from the comparable period in 2004, mainly due to a decrease in the number of restaurants sold and a shift in mix from standard to non-standard restaurants. Non-standard restaurants include kiosks and locations in gas stations, hospitals, universities and office buildings and typically have lower franchise fees.
       U.S. franchise revenues are denominated in U.S. dollars and translated into Canadian dollars for reporting of our results. The strengthening of the Canadian dollar relative to the U.S. dollar between the first three quarters of 2004 and 2005 reduced the value of reported franchise revenues by approximately 0.6% compared to the value that would have been reported had there been no exchange rate movement.
Total Costs and Expenses
Cost of Sales
       Cost of sales increased $85.4 million, or 16.2%, in the first nine months of 2005 compared to the comparable period in 2004. This increase was primarily driven by an increase in warehouse cost of sales of $58.2 million, or 13.2%, during the period which resulted from an increase in warehouse sales. In addition, warehouse cost of sales were also impacted by an increase in the cost of green coffee, which increased warehouse sales and cost of sales.
       Warehouse cost of sales expressed as a percentage of warehouse sales was 87.1% for the first nine months of 2005 and 87.6% for the first nine months of 2004. These percentages reflect changing product mix and margins during the reporting period.
       Company-operated restaurant cost of sales, which includes food, paper, labour and occupancy costs, vary with the average number and mix of company-operated restaurants. These costs increased by $28.2 million, or 32.0%, from $88.2 million in the first nine months of 2004 to $116.4 million in the equivalent period in 2005. Of this increase, $20.1 million relates to the effect of our adoption of FIN 46R on April 1, 2004, which resulted in the consolidation of 83 franchise restaurants. The remaining increase primarily relates to the impact of consolidating for the entire first nine months of 2005 the 42 U.S. company-operated restaurants that were acquired in the second quarter of 2004.

       The strengthening of the Canadian dollar relative to the U.S. dollar during the first nine months of 2005 over the comparable period in 2004 reduced the value of reported cost of sales by approximately 1.1%.
Operating Expenses
       Total operating expenses, representing primarily rent expense and property costs, for the first nine months of 2005 increased by $11.0 million as compared to the corresponding period in 2004, representing an increase of 10.2%. Our Canadian operations contributed the majority of the increase with an increase of $9.2 million in rent expense and other property costs during the period, largely due to the increase in the number of properties being leased and then subleased to franchisees. At October 2, 2005 there were 1,969 properties owned or leased by us in Canada and then subleased to franchisees, compared to 1,861 such properties in 2004. In addition, rent expense also increased due to higher percentage rent payments on certain properties stemming from strong same-store sales growth.
       Our U.S. operating expenses are denominated in U.S. dollars and translated to Canadian dollars for reporting of our consolidated results. The strengthening of the Canadian dollar relative to the U.S. dollar between the first nine months of each of 2004 and 2005 reduced the value of reported operating expenses by approximately 1.0% compared to the value that would have been reported had there been no exchange rate movement.
Franchise Fee Costs
       Franchise fee costs for the first nine months of 2005 decreased $2.8 million, or 6.2%, compared to the corresponding period in 2004 due to the decrease in the number of restaurants sold and a shift in mix from standard to non-standard restaurants, which have lower costs associated with them.
General and Administrative Expenses
       General and administrative expenses increased from $61.9 million for the first nine months of 2004 to $73.7 million for the first nine months of 2005. As a percentage of revenues, general and administrative expenses increased from 6.5% to 6.8%. This increase is primarily attributable to higher carve-out costs relating to corporate functions such as executive oversight, costs associated with this offering and charges for Wendy’s stock-based compensation, which were granted and expensed for the first time in 2005. In addition, general and administrative costs (excluding carve-out) increased primarily due to growth in our business.
       As a public company we will incur legal, accounting and other expenses that we did not incur as a wholly-owned subsidiary of Wendy’s. We expect that, because of these additional expenses, our general and administrative expenses will exceed those incurred in 2005 (including the estimated costs for the fourth quarter of 2005) by between $3.0 million and $5.0 million annually. We will also incur costs in connection with building the infrastructure necessary to be an independent public company in the areas of accounting, legal, investor relations, information technology and other related areas. In addition, Wendy’s issued restricted stock units to some of our employees for the first time in the second quarter of 2005. We will issue restricted stock units to some of our employees beginning in 2006; accordingly, we will incur increased compensation expense in 2006 related to the full year impact of our issuance of those restricted stock units.
Equity Income
       Equity income relates to income from equity investments in joint ventures and other minority investments over which we exercise significant influence. For the first nine months of 2005, equity income was $23.3 million, up $0.2 million from the comparable period in 2004.

Other Income and Expense
       For the first nine months of 2005, other income of $7.5 million related to a $5.1 million one-time mark-to-market gain on cross-border intercompany notes in addition to a gain on sale of vacant land.
Interest Expense (Including Affiliated Interest Expense)
       Interest expense was $8.2 million for the first nine months of 2005 and $12.6 million for the comparable period in 2004. The decrease of $4.4 million is primarily due to higher capitalized interest relating to our new distribution centre in Guelph, Ontario and lower affiliated interest expense of which approximately $2.0 million relates to a net decrease in average indebtedness and approximately $0.6 million relates to a change in foreign exchange rates.
Interest Income
       Interest income was $2.3 million for the first nine months of 2005 and $1.7 million for the first nine months of 2004, primarily relating to changes in average cash balances.
Income Taxes
       The effective income tax rate for the first nine months of 2005 was 31.1% compared to 31.9% for the comparable period in 2004. The change is primarily attributable to the favourable taxation of currency transactions and Canadian rate reductions, which were partially offset by non-deductible costs related to this offering.
Comprehensive Income
       For the first nine months of 2005 comprehensive income increased $11.2 million over the comparable period in 2004. This change relates to a net income increase of $23.8 million and a decrease due to the impact from translation and other adjustments of $12.6 million. There was slight strengthening in the Canadian dollar for the first nine months in 2005 and for the same period in 2004.
Recent Developments
       We expect to record during the fourth quarter of fiscal 2005 between $17.0 and $23.0 million in pre-tax charges for the impairment of certain fixed assets associated with Tim Hortons restaurants in New England that were acquired in 2004. We also expect to record a non-cash impairment charge of approximately $30.0 million pre-tax for the writedown of goodwill as part of our annual review for impairment of goodwill for Tim Hortons U.S. This goodwill arose as a result of the New England acquisition in fiscal 2004. We perform our annual review for impairment of goodwill in the fourth quarter of the fiscal year. To determine the range of the estimated goodwill charges, we estimated the fair market value of the business based on historical performance, discounted cash flow projections and comparative market data.

Fiscal 2002 to Fiscal 2004
       Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal 2002 to 2004.
Results of Operations

	Fiscal 2004 Compared to 2003				2004 Change

		% of		% of
	2004	Revenues	2003	Revenues	$	%

	(in thousands, except where noted)
Revenues
Sales	$845,231	63.2%	$727,508	62.1%	$117,723	16.2%
Franchise revenues:
Rents and royalties	414,096	30.9%	367,756	31.4%	46,340	12.6%
Franchise fees	78,939	5.9%	76,516	6.5%	2,423	3.2%

	493,035	36.8%	444,272	37.9%	48,763	11.0%

Total revenues	1,338,266	100.0%	1,171,780	100.0%	166,486	14.2%

Costs and expenses
Cost of sales	741,198	55.4%	636,311	54.3%	104,887	16.5%
Operating expenses	150,029	11.2%	131,224	11.2%	18,805	14.3%
Franchise fee cost	73,422	5.5%	71,090	6.1%	2,332	3.3%
General and administrative expenses	85,744	6.4%	80,394	6.9%	5,350	6.7%
Equity income	(32,548)	(2.4%)	(23,057)	(2.0%)	(9,491)	41.2%
Other (income) expense	1,116	0.1%	(3,079)	(0.3%)	4,195	n/m

Total costs and expenses, net	1,018,961	76.1%	892,883	76.2%	126,078	14.1%

Operating income	319,305	23.9%	278,897	23.8%	40,408	14.5%

Interest expense	(6,911)	(0.5%)	(7,022)	(0.6%)	111	(1.6%)
Interest income	2,802	0.2%	2,098	0.2%	704	33.6%
Affiliated interest expense, net	(9,410)	(0.7%)	(11,110)	(0.9%)	1,700	(15.3%)

Income before income taxes	305,786	22.8%	262,863	22.4%	42,923	16.3%
Income taxes	100,735	7.5%	106,601	9.1%	(5,866)	(5.5%)

Net income	$205,051	15.3%	$156,262	13.3%	$48,789	31.2%

	Fiscal 2003 Compared to 2002				2003 Change

		% of		% of
	2003	Revenues	2002	Revenues	$	%

	(in thousands, except where noted)
Revenues
Sales	$727,508	62.1%	$656,833	62.0%	$70,675	10.8%
Franchise revenues:
Rents and royalties	367,756	31.4%	322,043	30.4%	45,713	14.2%
Franchise fees	76,516	6.5%	80,695	7.6%	(4,179)	(5.2%)

	444,272	37.9%	402,738	38.0%	41,534	10.3%

Total revenues	1,171,780	100.0%	1,059,571	100.0%	112,209	10.6%

Costs and expenses
Cost of sales	636,311	54.3%	575,337	54.3%	60,974	10.6%
Operating expenses	131,224	11.2%	118,420	11.2%	12,804	10.8%
Franchise fee costs	71,090	6.1%	73,329	6.9%	(2,239)	(3.1%)
General and administrative expenses	80,394	6.9%	71,851	6.8%	8,543	11.9%
Equity income	(23,057)	(2.0%)	(5,056)	(0.5%)	(18,001)	n/m
Other (income) expense	(3,079)	(0.3%)	(7,623)	(0.7%)	4,544	(59.6%)

Total costs and expenses, net	892,883	76.2%	826,258	78.0%	66,625	8.1%

Operating income	278,897	23.8%	233,313	22.0%	45,584	19.5%

Interest expense	(7,022)	(0.6%)	(5,425)	(0.5%)	(1,597)	29.4%
Interest income	2,098	0.2%	2,871	0.3%	(773)	(26.9%)
Affiliated interest expense, net	(11,110)	(0.9%)	(17,786)	(1.7%)	6,676	(37.5%)

Income before income taxes	262,863	22.4%	212,973	20.1%	49,890	23.4%
Income taxes	106,601	9.1%	80,161	7.6%	26,440	33.0%

Net income	$156,262	13.3%	$132,812	12.5%	$23,450	17.7%

n/m — The comparison is not meaningful.
Revenues
Sales
       Sales grew $117.7 million, or 16.2%, in fiscal 2004 over 2003, and $70.7 million, or 10.8%, in fiscal 2003 over 2002. Warehouse sales increased $38.0 million, or 5.7%, in fiscal 2004 over 2003 and $94.5 million, or 16.5%, in fiscal 2003 over 2002. In general, our warehouse sales growth is driven by increased demand for products due to increases in the number of restaurants and growth in our average same-store sales. In 2004, the impact of the increase in systemwide sales of $56.6 million was partially offset by the conversion to Always Fresh bakery products. Same-store sales growth has been positive for more than 10 years, and this positive growth is expected to continue. We anticipate new store openings will be in the range of 180 to 200 stores annually, although future escalation of real estate and or construction costs may slow this growth.

       The Always Fresh system conversion began during the third quarter of 2002 and was completed during the first quarter of 2004. Sales of dry ingredient mixes, which were previously distributed through our warehouses to system restaurants, declined as a result of the conversion to par-baked donut manufacturing. In part, this was offset by new sales of some frozen products delivered by third-party distributors to the restaurants. In 2002 and 2003 during the conversion, sales of Always Fresh system equipment to franchisees increased sales, which also helped offset the declines in dry ingredient mix sales. The net impact of the Always Fresh system conversion resulted in a decline in warehouse sales of 2.7% or $17.7 million in fiscal 2004 over 2003 and an increase in fiscal 2003 over 2002 of 10.5%. The Always Fresh conversion is now complete and will have minimal impact on warehouse sales in future years.
       Company-operated restaurant sales vary with the number of company-operated restaurants in the system. In Canada, the average number of company-operated restaurants has been approximately 31 from 2002 to 2004 and as a result sales have been fairly constant over this time. The number of company-operated restaurants is expected to remain fairly constant in future years.
       In the U.S., our average number of company-operated restaurants has varied over the past three years. From fiscal 2003 to 2004 company-operated restaurant revenues increased $16.4 million before the impact of the weakening of the U.S. dollar. The majority of this increase ($15.0 million) related to the acquisition of the 42 restaurants in New England, which we have operated since the acquisition in the second quarter of 2004. In fiscal 2003, U.S. company-operated restaurant sales decreased $17.1 million, or 37.6% (before the impact of currency), reflecting our franchising of company-operated restaurants in the U.S. during this period. The number of company-operated restaurants in the U.S. is expected to vary due to new market penetration and refranchising of developing markets.
       In fiscal 2004, sales were also impacted by the consolidation of approximately 80 franchise restaurants in accordance with FIN 46R, which was adopted in the second quarter of 2004. The net impact on sales was an increase of approximately $59.7 million in fiscal 2004 over 2003. Although the impact of FIN 46R resulted in the increase or elimination of certain amounts for financial reporting, there was no net operating income impact to our financial statements.
       Sales from our U.S. operations are denominated in U.S. dollars and translated into Canadian dollars for reporting our results. In both 2004 and 2003, the strengthening of the Canadian dollar relative to the U.S. dollar reduced sales value by 0.8% and 1.0%, respectively.
       Sales included $13.5 million resulting from a 53rd week in 2004, compared to 52 weeks in each of 2003 and 2002.
Franchise Revenues
      Rents and Royalties. Revenues from rents and royalties increased $46.3 million or 12.6% in 2004 compared to 2003 and $45.7 million or 14.2% in 2003 compared to 2002. Although the consolidation of 77 restaurants on average during fiscal 2004 in accordance with FIN 46R reduced our rent and royalty income by $13.6 million for that period, our net growth in both rental income and royalty income reflects an increase of $7.4 million due to the increase in the number of franchise restaurants open and $47.5 million due to the increase in systemwide sales in both Canada and the U.S. over fiscal 2003 to 2004. At the end of fiscal 2004, total restaurants leased to franchisees were 1,920 compared to 1,809 at the end of fiscal 2003 and 1,679 at the end of fiscal 2002.
       Revenues include $6.7 million relating to a 53rd week in 2004 compared to 52 weeks in each of fiscal 2003 and 2002.
      Franchise Fees. Total franchise fees increased $2.4 million, or 3.2%, in fiscal 2004 over 2003 reflecting higher average fees from franchises sold due to higher restaurant equipment costs, which offset a decrease in the number of restaurants sold.

       Revenues from our U.S. operations are denominated in U.S. dollars and translated into Canadian dollars for reporting our results. In both fiscal 2004 and 2003 the strengthening of the Canadian dollar relative to the U.S. dollar reduced total franchise revenues by 0.6%.
Total Costs and Expenses
Cost of Sales
       Cost of sales increased $104.9 million, or 16.5%, in fiscal 2004 over 2003 and $61.0 million, or 10.6%, in fiscal 2003 over 2002. Warehouse cost of sales increased $40.5 million, or 7.0%, in fiscal 2004 compared to $85.5 million, or 17.4%, in fiscal 2003. The increases in fiscal 2004 and 2003 are the result of additional sales to franchisees, $11.1 million due to the increased number of restaurants serviced, $38.2 million due to higher average sales per restaurant and $10.0 million for an additional week of operations in fiscal 2004 partially offset by the conversion to Always Fresh bakery products and the impact of adopting FIN 46. Increases in systemwide sales translate to an increase in warehouse cost of sales, including coffee, other drinks, cups and lids and various other products. Systemwide sales are expected to increase annually due to increases in same-store sales growth and new restaurant openings.
       The conversion of restaurants to our Always Fresh baking system impacted warehouse cost of sales year over year. The Always Fresh system conversion began during the third quarter of 2002 and was completed during the first quarter of 2004. Cost of sales of dry ingredient mixes declined during the conversion period but in fiscal 2003 was offset by cost of sales for Always Fresh system equipment sold to franchisees. In both fiscal 2004 and 2003 the decline in cost of sales of dry ingredient mixes was partially offset by the cost of sales of frozen products shipped by third party distributors to restaurants. The net impact of the Always Fresh system conversion resulted in a decline in warehouse cost of sales of 1.7% or $8.7 million in fiscal 2004 over 2003, but an increase in fiscal 2003 over 2002 of 14.5%. The Always Fresh conversion is now complete and will have a minimal impact on warehouse sales in future years.
       The financial impact of adopting FIN 46R in fiscal 2004 was to reduce warehouse cost of sales by $8.9 million for costs already reflected in company-operated restaurant cost of sales.
       Excluding the impact of restaurants required to be consolidated under FIN 46R, warehouse cost of sales expressed as a percentage of warehouse sales was 87.5% for fiscal 2004, 86.5% for fiscal 2003 and 85.8% for fiscal 2002. These percentages reflect a changing product mix during the reporting periods.
       Cost of sales also includes food, paper, labour and occupancy cost for company-operated restaurants and varies with the average number and mix of company-operated restaurants. Company-operated restaurant cost of sales decreased by $22.3 million, or 25.9%, from fiscal 2002 to 2003 and increased by $65.1 million, or 101.8%, from fiscal 2003 to 2004. The differences in company-operated restaurant cost of sales between fiscal years reflects the number and mix of company-operated restaurants we operate in the U.S., with an average of 54 company-operated restaurants in fiscal 2004 compared to 30 in fiscal 2003 and 45 in fiscal 2002. The average number of company-operated restaurants in fiscal 2004 includes the 2004 acquisition of 42 restaurants in New England, resulting in a $20.9 million increase in cost of sales from 2003 to 2004. $55.5 million of the increase in company-operated restaurant cost of sales in fiscal 2004 is due to the consolidation of additional restaurants under FIN 46R. The number of company-operated restaurants in Canada is expected to remain fairly constant in future years, however, the number of company-operated restaurants in the U.S. is expected to vary due to new market penetration and refranchising of developing markets.
       The strengthening of the Canadian dollar relative to the U.S. dollar reduced the value of reported cost of sales by approximately 0.9% between fiscal 2003 and 2004 and 1.1% between fiscal 2002 and 2003.

Operating Expenses
       Operating expenses increased $18.8 million, or 14.3%, in fiscal 2004 over 2003 and $12.8 million, or 10.8%, in fiscal 2003 over 2002. Rent expense and property costs increased in fiscal 2004 and 2003 by $17.7 million and $11.2 million, respectively, over the prior period. The increase in rent expense in fiscal 2004 over 2003 is due to $1.8 million from the growth in the number of properties being leased and then subleased to franchisees, $9.3 million due to higher percentage rent on certain properties resulting from the positive average same-store sales growth, and $2.3 million due to the inclusion of the 53rd week in 2004. The change was primarily related to our Canadian operations. There were 1,920 restaurants owned or leased by us in Canada and then subleased to franchisees at the end of fiscal 2004 versus 1,809 at the end of fiscal 2003 and 1,679 at the end of fiscal 2002. Same-store sales growth has been positive for more than 10 years and is expected to continue. We anticipate that new store openings will be in the range of 180 to 200 stores annually.
       The strengthening of the Canadian dollar relative to the U.S. dollar reduced the value of reported operating expenses by approximately 0.8% between fiscal 2003 and 2004 and 1.3% between fiscal 2002 and 2003.
Franchise Fee Costs
       Franchise fee costs decreased by $2.2 million, or 3.1%, from fiscal 2002 to 2003 and increased by $2.3 million, or 3.3%, from fiscal 2003 to 2004. Of the $2.2 million decrease in franchise fee costs in fiscal 2003, $1.4 million is due to the impact of foreign exchange.
       The increase in franchise fee costs from fiscal 2003 to 2004 is due to the higher average equipment cost, resulting from the size and type of restaurant being sold, on all types of franchise sales, particularly traditional restaurants and resales. The higher average cost is consistent with the higher average franchise fees in fiscal 2004. This increase is offset by $0.8 million due to the negative impact of foreign exchange.
General and Administrative Expenses
       General and administrative expenses are comprised of expenses associated with corporate and administrative functions that support current operations and provide the infrastructure to support future growth. This expense category also includes expense allocations from Wendy’s.
       From fiscal 2003 to 2004, general and administrative expenses increased by approximately $5.4 million or 6.7%. As a percentage of revenue, this cost category decreased slightly from approximately 6.9% in fiscal 2003 to 6.4% in fiscal 2004. This change in percentage is partly because we recognized $2.4 million (or 0.2% of revenues) of higher performance-based bonuses related to the successful completion of the Always Fresh system conversion in 2003, and also reflects the fact that revenues grew at a higher rate (14.2%) than general and administrative costs (6.7%).
       From fiscal 2002 to 2003, general and administrative expenses increased from approximately $71.9 million to $80.4 million, an increase of approximately 11.9%. As a percentage of revenue, this cost category remained relatively consistent, representing 6.8% in fiscal 2002 and 6.9% in fiscal 2003. This increase in fiscal 2003 reflects the higher performance-based bonuses related to the successful completion of the Always Fresh conversion.
Equity Income
       Equity income relates to income from equity investments in joint ventures and other minority investments over which we exercise significant influence. In fiscal 2003 and 2004 equity income increased by $18.0 million and $9.5 million, respectively, over the prior period due to improvements in both of our two main equity investments.

       Our most significant equity investment is our 50-50 joint venture with IAWS. This joint venture commissioned the construction of the Maidstone Bakeries facility, which was substantially completed in 2002, and following the completion of our conversion to the Always Fresh baking system during the first quarter of 2004 this facility has been providing par-baked donuts, Timbits and bread products. The improvement in equity income from fiscal 2003 to 2004 attributed to this investment is 79.0%. Future income growth from the existing product lines will be primarily based on systemwide sales growth.
       A second significant equity investment is our 50-50 partnership with Wendy’s Restaurants of Canada, which relates to the operation of combination restaurants throughout Canada. The income generated from this investment has remained at a relatively constant percentage of our total revenues during fiscal 2002, 2003 and 2004.
Other Income and Expense
       Other income and expense includes amounts that are not directly derived from our primary businesses. This includes expenses related to restaurant closures, other asset write-offs, foreign exchange gains and losses and minority interest. Our adoption in fiscal 2004 of FIN 46R resulted in the consolidation of certain franchise restaurants and the recognition of approximately $1.4 million in minority interest expense related to these restaurants. This expense was largely offset by favourable currency adjustments resulting in an unrealized foreign exchange gain of approximately $1.4 million associated with the translation of U.S. denominated intercompany debt with Wendy’s.
       Our fiscal 2003 other income of approximately $3.1 million included foreign exchange gains of approximately $3.8 million, less a loss on disposal of fixed assets of approximately $1.5 million relating to the sale of certain real estate properties.
       In fiscal 2002, the largest portion of other income related to a gain on the disposal of our cup manufacturing business of approximately $5.0 million.
Interest Expense (Including Affiliated Interest Expense)
       Interest expense was $16.3 million in fiscal 2004, $18.1 million in fiscal 2003 and $23.2 million in fiscal 2002. The change year over year relates to a decrease in affiliated interest expense of $1.7 million in fiscal 2004 and $6.7 million in fiscal 2003. Of these decreases, approximately $0.8 million in fiscal 2004 and $4.6 million in fiscal 2003 relate to lower average indebtedness during the applicable year and approximately $0.9 million in fiscal 2004 and $2.1 million in fiscal 2003 relate to changes in foreign exchange rates.
Interest Income
       Interest income was $2.8 million in fiscal 2004, $2.1 million in fiscal 2003 and $2.9 million in fiscal 2002. Changes relate to changes in average cash balances throughout the years.
Income Taxes
       Our effective income tax rate for fiscal 2004 was 32.9%, compared to 40.6% for fiscal 2003 and 37.6% for fiscal 2002. The rate was lower in 2004 as a result of the reduction in Canadian tax rates and a non-recurring increase in the valuation allowance for deferred taxes associated with foreign tax credits that occurred in fiscal 2003. The rate was higher in fiscal 2003 compared to fiscal 2002 primarily due to the aforementioned change to the valuation allowance.
       The determination of annual income tax expense takes into consideration amounts that may be needed to cover exposure for open tax years. The Canada Revenue Agency is currently conducting an examination of various Canadian subsidiaries of ours for the years 1998 through 2003. The Internal Revenue Service is currently conducting an examination of the Wendy’s federal income tax returns for the years 2001 through 2004. We do not expect any material impact on earnings to result from the resolution of matters related to open tax years; however, actual settlements may differ from amounts accrued.
Comprehensive Income
       Comprehensive income increased $47.9 million and decreased $2.1 million in 2004 and 2003, respectively. Net income increased $48.8 million and $23.5 million in 2004 and 2003, respectively. Due almost entirely to unfavourable translation adjustments, the impact from translation and other adjustments decreased comprehensive income by $0.9 million and $25.6 million in 2004 and 2003, respectively. There was strengthening in the Canadian dollar in fiscal 2004 and an even more significant improvement in the Canadian dollar in fiscal 2003 versus 2002.
Liquidity and Capital Resources
Overview
       Our primary source of liquidity has historically been cash provided by our Canadian operating activities, which has been used to fund continued growth in restaurants, other capital expenditures, acquisitions and investments. Though we received significant financing from Wendy’s in the years initially following our merger with Wendy’s, we have not relied on Wendy’s to fund our operations or capital expenditure requirements during the last three years. Historically, our Canadian operations have managed their own cash on a centralized basis and independent of Wendy’s. Our U.S. operations’ cash was managed by Wendy’s. U.S. cash receipts were transferred to Wendy’s on a regular basis, and Wendy’s provided funds to cover the disbursements. To the extent receipts were less than disbursements, the U.S. operations obtained borrowings from Wendy’s. In the third quarter of 2005, we distributed a note denominated in U.S. dollars to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from loan arrangements that we will enter into prior to closing this offering to repay debt owed to Wendy’s. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.
       In the fourth quarter of 2005, notes and accounts receivable from Wendy’s will be set off against notes and accounts payable to Wendy’s, with the net notes and accounts receivable being distributed as a dividend in-kind by us to Wendy’s.
       Our primary liquidity and capital requirements are for new store construction and general corporate needs. Historically, our working capital needs have not been significant because of our focused management of accounts receivable and inventory. We believe we will have sufficient cash flows from operations to fund our working capital requirements. In each of the last three fiscal years and for the nine months ended October 2, 2005, operating cash flows have fully funded our capital expenditure requirements for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. We believe we will continue to generate adequate operating cash flows to fund both our capital expenditures and expected debt service requirements both over the next 12 months and in the long term.
       If additional funds are needed for strategic initiatives or other corporate purposes, we believe we could borrow additional funds while maintaining a strong capital structure. Our ability to issue additional equity is constrained because our issuance of additional shares may cause the spin-off to be taxable, and under the tax sharing agreement we would be required to indemnify Wendy’s against the tax.
       We are committed to a strong capital structure and financial profile. In connection with our separation from Wendy’s, we and Wendy’s determined the amount of debt that we would incur to be approximately $500.0 million after considering our ability to service the debt, our leasing arrangements, our ability to finance current and future growth initiatives and the capital structure of comparable companies. We also intend to enter into two revolving credit facilities: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S.
       Total borrowings, as well as cash and cash equivalents, as presented in our historical consolidated financial statements are not representative of the debt or cash and cash equivalents that we will have following our separation from Wendy’s. Historically, Wendy’s has centrally managed its capital structure in order to optimize its costs of funding and financial flexibility at the corporate level. Consequently, the debt being carried in our historical financial statements does not necessarily reflect our debt capacity and financing requirements. See “Unaudited Pro Forma Consolidated Financial Information.”
Loan Agreements
       As of October 2, 2005, we have a $25.0 million revolving credit facility that is guaranteed by Wendy’s and undrawn, except for approximately $5.0 million that is committed to support standby letters of credit. Prior to the completion of this offering we expect to terminate that revolving credit facility and enter into the new loan arrangements, under which we will incur indebtedness of approximately $500.0 million in aggregate principal amount. We also intend to enter into two revolving credit facilities: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S. The terms of these new borrowing arrangements have not yet been finalized.
       In September 2005 we distributed, as a dividend on our common stock, a promissory note to Wendy’s in the principal amount of US$960.0 million. We issued the US$960.0 million note to Wendy’s in order to introduce additional leverage in our capital structure and to provide Wendy’s with a return on its investment in us prior to this offering through a distribution of current and accumulated earnings and profits. The note is payable within 30 days of demand and bears an interest rate of 3.0% per annum. We intend to use the net proceeds from this offering and the loan arrangements to repay our obligations under this note. We have hedged most of the U.S. dollar foreign currency risk to align with the expected repayment. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.
Comparative Cash Flows
       Operating Activities. Net cash provided from operating activities was $277.5 million for the first nine months of 2004 as compared to $168.2 million for the first nine months of 2005. Net cash provided from operating activities was $146.9 million in fiscal 2002, compared to $147.2 million in fiscal 2003 and $400.6 million in fiscal 2004. Operating cash flows for the first nine months of 2005 declined $109.3 million due primarily to timing differences in working capital relating to payments of accounts payable and accrued expenses and lower net cash inflows relating to amounts due from and to Wendy’s. In addition, interest and tax payments for the first nine months of 2005 were higher than in the comparative prior year period. Partially offsetting these operating cash flow declines, net income, net of amortization and depreciation expense, was higher for the first nine months of 2005 compared to the first nine months of 2004.
       Net operating cash flows in fiscal 2003 were $0.3 million higher than fiscal 2002 and $253.4 million lower than fiscal 2004. Cash flows in fiscal 2003 compared to fiscal 2002 benefited from higher net income, net of amortization and depreciation expense, which was substantially offset by higher interest and tax payments due to timing. Compared to fiscal 2003, fiscal 2004 cash flows benefited from higher net income, net of amortization and depreciation expense, increases in accounts payable and accrued expenses relating primarily to the timing of vendor payments and also benefited from lower interest payments. In addition, in fiscal 2004 we received more than $120.0 million in additional amounts from Wendy’s. See “—Financing Activities” below for a description of the cash flows between us and Wendy’s.
       Investing Activities. Net cash used in investing activities for the first nine months of 2004 was $255.4 million as compared to $151.7 million for the first nine months of 2005. Net cash used in investing activities was $597.3 million in 2002, $108.0 million in 2003 and $357.0 million in 2004. Capital expenditures are typically the largest ongoing component of our investing activities and include expenditures for new restaurants, improvements to existing restaurants and other capital expenditures. A summary of capital expenditures for fiscal 2002, 2003 and 2004 and for the first nine months of 2004 and 2005 is as follows:

	Fiscal Years			First Nine Months

Capital expenditures	2002	2003	2004	2004	2005

	(in millions)
New restaurants	$82.7	$89.1	$132.5	$65.8	$52.6
Store improvements	6.5	29.9	25.7	20.8	30.0
Other capital needs	22.6	12.9	39.6	39.7	49.3

Total capital expenditures	$111.8	$131.9	$197.8	$126.3	$131.9

       In fiscal 2004, new restaurant capital expenditures were $68.9 million in Canada and $63.6 million in the U.S., both of which increased over the prior year. We expect fiscal 2005 capital expenditures to be in the range of $225.0 million to $250.0 million for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. Capital spending in fiscal 2005 is expected to be higher than the last several years due primarily to our new distribution and warehousing facility to be completed in 2006 to better serve our distribution needs. The expected investment in the new facility is in excess of $70.0 million, of which approximately 25.0% was spent in fiscal 2004. It is currently estimated that approximately 70.0% will be spent in 2005 and 5.0% in 2006. We anticipate fiscal 2006 systemwide new restaurant growth will be similar to 2005 in the range of 180 to 200. We expect fiscal 2006 capital expenditures to be between $185.0 million and $205.0 million for new restaurant development, remodeling, maintenance, technology initiatives and other capital needs. Current plans also estimate a similar level of expenditures in each of the next several years. We anticipate these capital needs will be funded through ongoing operations. We anticipate that new restaurant development will continue in the range of 180 to 200 stores annually (for example, in 2006 we expect 140 to 150 new restaurants in Canada and 40 to 50 new restaurants in the U.S.); however, future escalations of real estate and or construction costs could slow this growth.
       Other significant items impacting our investing cash flows in the nine month comparative periods included net short term loans made to Wendy’s of $103.9 million for the first nine months of 2004 compared to $21.9 million in the first nine months of 2005, the $60.9 million acquisition of 42 restaurants in New England in 2004 compared to no restaurant acquisitions made in 2005 and the 2004 maturity of short term investments of $31.9 million compared to no similar investments or maturities in 2005.
       The $489.3 million difference between fiscal 2002 and 2003 investing activity is primarily related to a $544.8 million change in our investing cash flows with Wendy’s. (See also “—Financing Activities” below for a description of the cash flows between us and Wendy’s.) Also, in fiscal year 2002 we received proceeds of $31.5 million from the sale of our cup business and made investments primarily in our joint venture with IAWS totaling $33.5 million, compared to $9.0 million invested in fiscal 2003. The $249.0 million increase in investing cash used in fiscal 2004 compared to 2003 was primarily driven by a $197.6 million net increase in cash outflows for loans made to Wendy’s. Other significant differences included short-term investments of $31.9 million made in fiscal 2003 which matured in 2004 and $60.9 million used for the 2004 acquisition of 42 restaurants in

New England. As in prior years, we may invest in new business opportunities and expand our joint venture with IAWS. We will also evaluate other opportunities as they arise.
       Financing Activities. Financing activities provided cash of $18.6 million for the first nine months of 2004 and used cash of $26.2 million for the first nine months of 2005. Financing activities provided cash of $460.3 million, used cash of $39.4 million and provided cash of $0.5 million in 2002, 2003 and 2004, respectively. The primary differences impacting the comparability of financing activities between years are net cash flows related to debt between us and Wendy’s.
       Since 1995 we have been a wholly-owned subsidiary of Wendy’s. Accordingly, we did not seek significant external financing as we received funding in various forms from Wendy’s. Wendy’s primarily uses a worldwide centralized approach to cash management and the financing of operations. Types of transactions between us and Wendy’s include (1) transfers of cash from our U.S. operations to Wendy’s bank account on a regular basis, (2) net cash borrowings from Wendy’s used to fund operations, capital expenditures and acquisitions and for other purposes, (3) payment of related party dividends and interest to Wendy’s on a regular basis and (4) allocations of corporate expenses.
       After completion of this offering, we will neither transfer cash from operations to Wendy’s bank accounts nor borrow money for operations from Wendy’s, other than as provided in the shared services agreement. So long as Wendy’s owns common stock in us, we will pay dividends to Wendy’s to the extent we pay dividends to all common stockholders. Corporate expenses will be allocated between us and Wendy’s, and we and Wendy’s will settle outstanding balances relating to such allocations, as provided in the shared services agreement.
Contractual Obligations
       Our significant contractual obligations and commitments as of January 2, 2005 are shown in the following table. Purchase obligations primarily include commitments for advertising expenditures and purchases for certain food-related ingredients. These contractual obligations for long-term debt reflect our historical debt level, which is not representative of the debt repayments that will actually be due under our capital structure at the completion of this offering.

	Payments Due by Period

	Less than			After
Contractual Obligations	1 Year	1-3 Years	3-5 Years	5 Years	Total

	(in thousands)
Long-term debt, including current maturities(1)	$283	$465	$721	$16,876	$18,345
Notes payable to Wendy’s, including current maturities(2)(3)	185,725	—	—	181,090	366,815
Capital leases	9,097	16,857	12,751	49,813	88,518
Operating leases	52,406	94,452	86,006	326,023	558,887
Purchase obligations	155,055	7,464	389	200	163,108

Total contractual obligations	$402,566	$119,238	$99,867	$574,002	$1,195,673

(1)	We intend to incur debt in the principal amount of approximately $500.0 million in the first quarter of 2006. We also intend to enter into two revolving credit facilities in the first quarter of 2006: a $200.0 million revolving credit facility in Canada and a US$100.0 million revolving credit facility in the U.S. The specific repayment terms of this anticipated new debt are still to be determined.

(2)	Of these notes payable to Wendy’s, in the third quarter 2005, $108.5 million was settled on a non-cash basis in exchange for amounts owed by Wendy’s to us. The remaining portion of

$258.3 million outstanding as of October 2, 2005 will be set off against notes and accounts receivable from Wendy’s effective in the fourth quarter 2005.

(3)	In the third quarter of 2005, we distributed a note payable by us to Wendy’s in the principal amount of US$960.0 million. This note is due within 30 days of a demand for payment by Wendy’s and bears interest at an annual rate of 3%. We intend to use the proceeds of this offering together with proceeds from new loan arrangements that we will enter into prior to the completion of this offering to repay debt owed to Wendy’s. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.

As of
Other Commercial Commitments	January 2, 2005

(in thousands)
Franchisee lease and loan guarantees	$1,461
Letters of credit	4,959

Total other commercial commitments	$6,420

       As of January 2, 2005, we have guaranteed certain leases and debt payments of franchisees amounting to $1.5 million. In the event of default by a franchisee, we generally retain the right to acquire possession of the related restaurants. We are also the guarantor on $5.0 million in letters of credit with various parties; however, we do not expect any material loss to result from these instruments because we do not believe performance will be required. Effective January 1, 2003, we adopted FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In accordance with FIN 45 and based on available information, we have accrued for certain guarantees and indemnities as of October 2, 2005 and January 2, 2005 in amounts which, in total, are not material.
       Certain of our U.S. employees participate in two Wendy’s-sponsored U.S. domestic defined benefit pension plans. Wendy’s manages those plans on a consolidated basis and makes contributions to those plans in amounts sufficient, on an actuarial basis, to fund, at a minimum, its portion of the plans’ normal cost on a current basis, and to fund its portion of the actuarial liability for past service costs in accordance with Department of Treasury Regulations. Obligations to persons who are participants as of the date of this prospectus will remain the responsibility of Wendy’s. See “Our Relationship with Wendy’s—Agreements Between Wendy’s and Us.” We do not intend to adopt a new U.S. defined benefit pension plan. Based on a headcount allocation approach, our pro rata expense related to the Wendy’s plans was not significant.
       At January 2, 2005, our reserves for doubtful receivables and possible losses on notes receivable totalled $3.1 million. These reserves are included in accounts receivable. As of October 2, 2005, the reserve for doubtful receivables and possible losses on notes receivable declined to $1.7 million as our Canadian operations improved processes related to collections for franchisee and other accounts.
       In addition, as of October 2, 2005 we were obligated to Wendy’s on a promissory note in the principal amount of US$960.0 million. The note is payable within 30 days of demand and bears an interest rate of 3.0% per annum. We intend to use the net proceeds from this offering and the new loan arrangements to repay our obligations under this note. We have hedged most of the U.S. dollar foreign currency risk to align with the expected repayment. On February 3, 2006, we received a demand from Wendy’s for payment of all outstanding accrued interest on the note as of March 7, 2006. We intend to pay Wendy’s approximately US$12.7 million of accrued interest and pre-pay approximately US$427.4 million of principal in early March 2006.

Off-Balance Sheet Arrangements
       We do not have “off-balance sheet” arrangements as of October 2, 2005 and January 2, 2005 as that term is described by the SEC.
Quantitative and Qualitative Disclosures about Market Risk
Inflation
       Financial statements determined on a historical cost basis may not accurately reflect all the effects of changing prices on an enterprise. Several factors tend to reduce the impact of inflation for our business. Inventories approximate current market prices, there is some ability to adjust prices and liabilities are repaid with dollars of reduced purchasing power.
Foreign Exchange Risk
       Our exposure to foreign exchange risk is primarily related to fluctuations in the Canadian dollar relative to the U.S. dollar. The impact of foreign exchange rates on our income statement has predominantly been related to our U.S. operations. In addition to the foreign currency exposure from ongoing operations, we have identified exposure to Canadian dollar exchange rates related to certain intercompany cross-border notes.
       We seek to manage significant cash flows and income statement exposures related to exchange rate changes between these two currencies. We may use derivative products to reduce the risk of a significant impact on its cash flows or income. Historically, forward currency contracts have been entered into as cash flow hedges to reduce risks related to imports paid for by the Canadian operations in U.S. dollars. Forward currency contracts that are cash flow hedges have also historically been entered into for certain Canadian dollar intercompany payments ultimately transferred to U.S. entities as part of Wendy’s centralized approach to cash management. In addition, we may also hedge Wendy’s investment in its Canadian subsidiaries. We do not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. We have a policy forbidding trading or speculating in foreign currency.
       In connection with the completion of this offering, certain intercompany notes are now expected to be repaid and, accordingly, were marked-to-market in 2005. Previously, the translation of these intercompany notes was recorded as a component of comprehensive income, rather than in income, in accordance with FAS 52, Foreign Currency Translation. To manage this additional exposure, we entered into forward currency contracts to sell $500.0 million and buy US$427.4 million. Under Statement of Financial Accounting Standards (SFAS) No. 133, these forward currency contracts are designated as highly effective cash flow hedges. In accordance with SFAS No. 133, we defer unrealized gains and losses arising from these contracts until the impact of the related transactions occur. The fair value unrealized losses on these contracts as of October 2, 2005 was $5.0 million. During the first nine months of 2005, $5.1 million was recorded as a net transaction gain related to the intercompany notes prior to entering into the forward currency contracts.
       Also, in the fourth quarter of 2005 we entered into forward currency contracts to sell $578.0 million and buy US$490.5 million in order to hedge certain net investment positions in Canadian subsidiaries. Under SFAS No. 133, these forward currency contracts are designated as highly effective hedges and changes in the fair value of these instruments will be immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged.
       The ongoing operational exposure to U.S. dollar exchange rates on our cash flows primarily includes purchases paid for by Canadian operations in U.S. dollars and payments from our Canadian operations to our U.S. operations and to Wendy’s. Net cash flows between the Canadian and U.S. dollar currencies were in excess of $100.0 million for the first nine months of 2005 and for fiscal

2004. Forward currency contracts to sell Canadian dollars and buy US$34.9 million and US$38.8 million were outstanding as of October 2, 2005 and January 2, 2005, respectively, to hedge purchases from third parties and intercompany payments. The contracts outstanding at October 2, 2005 and January 2, 2005 mature at various dates through April 2006 and June 2005. The fair value unrealized losses on these forward contracts was $6.6 million as of October 2, 2005 and $6.0 million as of January 2, 2005.
       Wendy’s has historically managed certain of our hedging arrangements. After the completion of this offering, we will manage all hedging arrangements. We intend to manage our cash flows and balance sheet exposure to changes in the value of foreign currencies. We may use derivative products to reduce the risk of a significant negative impact on our U.S. dollar cash flows or income. We do not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. We have a policy forbidding trading or speculating in foreign currency. By their nature, derivative financial instruments involve risk including the credit risk of non-performance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. To minimize this risk, we limit the notional amount per counterparty to a maximum of $100.0 million except in special circumstances for which board approval is obtained.
       Changes in the fair value of the cash flow hedges and net investment hedges due to changes in U.S. and Canadian dollar exchange rates are offset by the underlying transaction with little or no impact to our net income. Gains and losses related to hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany asset or liability when the intercompany asset of liability is marked-to-market.
       At the current level of annual operating income generated from our U.S. operations, if the U.S. currency rate changes by $0.05, or 4.0%, compared to the average 2005 year-to-date exchange rate, for an entire year, the annual impact on our net income would be immaterial.
Interest Rate Risk
       Historically, we have had insignificant external borrowings. We will become exposed to interest rate risk impacting our net borrowing costs if our new borrowings of $500.0 million bear a floating rate of interest. We will seek to manage our exposure to interest rate risk and to lower our net borrowing costs by managing the mix of fixed and floating rate instruments based on capital markets and business conditions. We will not enter into speculative swaps or other speculative financial contracts.
Commodity Risk
       We purchase certain products in the normal course of business, the prices of which are affected by commodity prices. Therefore, we are exposed to some price volatility related to weather and various other market conditions outside of our control. However, we do employ various purchasing and pricing contract techniques in an effort to minimize volatility. Generally these techniques include setting fixed prices with suppliers, setting in advance the price for products, such as green coffee, to be delivered in the future and unit pricing based on an average of commodity prices over the corresponding period of time. We do not generally make use of financial instruments to hedge commodity prices, partly because of these contract pricing techniques. While price volatility can occur, which would impact profit margins, we have the ability to increase selling prices to offset a rise in commodity prices.
Concentration of Credit Risk
       We have cash in various Canadian bank accounts above amounts guaranteed by the Canada Deposit Insurance Corporation (CDIC). The amount in Canadian banks above CDIC limits was approximately $114.6 million and $129.5 million as of October 2, 2005 and January 2, 2005, respectively. We utilize only high-grade banks in Canada for accounts that might exceed CDIC limits. We also have cash balances in various U.S. bank accounts above the Federal Deposit Insurance Corporation (FDIC) guarantee limits. We subscribe to a bank rating system and only utilize high-grade banks for accounts that might exceed these limits. The amount in U.S. banks above FDIC limits was approximately $1.9 million as of October 2, 2005 and was not material as of January 2, 2005.
The Application of Critical Accounting Policies
       We describe our significant accounting policies, including our critical accounting policies, in Note 1 of our audited historical consolidated financial statements. Critical accounting policies are those that we believe are both significant and may require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make assumptions and estimates that can have a material impact on the results of our operations. The earnings reporting process is covered by our system of internal controls, and generally does not require significant estimates and judgments. However, estimates and judgments are inherent in the calculations of royalty and other franchise-related revenue collections, legal obligations, income taxes, various other commitments and contingencies, valuations used when assessing potential impairment of goodwill, other intangibles and other long lived assets and the estimation of the useful lives of fixed assets and other long-lived assets. While we apply our judgment based on historical experience, current economic and industry conditions and various assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. Materially different amounts may be reported using different assumptions.
Revenue Recognition
       Revenue at company-operated restaurants is recognized as customers pay for products at the time of sale. We operate warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from these sales are recorded when the product is delivered to the franchisee.
       Rents and royalties are recognized in the month earned at estimated realizable amounts, and franchise fees are recognized when the related services have been performed and when the related franchise restaurant is opened.
       We provide for estimated losses for revenues that are not likely to be collected. Although we generally enjoy a good relationship with our franchisees, and collection rates are currently high, if average sales or the financial health of our franchisees were to deteriorate, we might have to increase reserves against collection of franchise revenues.
Income Taxes
       We have accounted for, and currently account for, income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. We record both Canadian and U.S. income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. When considered necessary, we record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. Management must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. We use an estimate of our annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end. As a subsidiary of Wendy’s, we are not a separate taxable entity for U.S. federal and certain state income tax purposes. Consequently, Wendy’s includes our results of operations in its combined U.S. federal and state income tax returns. Our U.S. tax provision is computed on a separate return basis.
Property and Equipment, and Leasehold Improvements
       Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings and leasehold improvements and property under capital leases, the lesser of the useful life of the asset (up to 40 years) or the lease term, as that term is defined in SFAS No. 13, “Accounting for Leases,” as amended; restaurant equipment, up to 15 years; other equipment, up to 10 years. We estimate useful lives on buildings and equipment based on historical data and industry trends. We capitalize certain internally developed software costs which are amortized over a period of up to 10 years. We monitor our capitalization and amortization policies to ensure they remain appropriate. Intangibles separate from goodwill are amortized on a straight-line basis over periods of up to 12 years. Lives may be related to legal or contractual lives or must be estimated by management based on specific circumstances.
Impairment of Long-Lived Assets
       Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates that impairment may exist. We test for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances may trigger impairment testing. If impairment is indicated, the fair value of the fixed assets is estimated using the discounted cash flows of the market or third party appraisals. The interest rate used in preparing discounted cash flows is management’s estimate of the weighted average cost of capital.
Goodwill
       Goodwill resulted primarily from our acquisition of 42 restaurants in New England in 2004. Goodwill is not subject to amortization. We test goodwill for impairment annually in the fourth quarter (or in interim periods if events or changes in circumstances indicate that its carrying amount may not be recoverable) by comparing the fair value of each reporting unit, as measured by discounted cash flows and market multiples based on earnings, to the carrying value, to determine if there is an indication that a potential impairment may exist. Our reporting units are Canada and the U.S. Each constitutes a business and has discrete financial information available that is regularly reviewed by management. One of the most significant assumptions is the projection of future sales. We review our assumptions each time goodwill is tested for impairment and make appropriate adjustments, if any, based on facts and circumstances available at that time. We tested for goodwill impairment as of year-end 2004, and no impairment was indicated.
Reserves Contingencies for Litigation and Other Matters
       In the normal course of business, we must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Variable Interest Entities
       We adopted FIN 46R in 2004. We enter into flexible lease arrangements with certain franchisees who are not required to invest a significant amount of equity. Because the legal entity within which such a franchise operates is considered to not be adequately capitalized, that entity is considered a variable interest entity (VIE). Based on our review of the financial statements received from these franchisees, our mathematical projections indicate we are the primary beneficiary of these VIEs and, accordingly, we have consolidated approximately 80 franchise restaurants as of 2004, or approximately 3.0% of our total franchise restaurants. The related minority interest is not considered material and is classified in other income, net on the statement of income and other long-term liabilities on the balance sheet.
       We have no equity interest in any of our franchisees and have no “off-balance sheet” exposures relative to any of our franchisees. None of our assets serves as collateral for the consolidated franchisees, and creditors of these franchisees have no recourse to us. The only exposure to us related to these VIEs relates to the collection of amounts due to us, which are collected weekly and which were recorded net of uncollectible amounts in our financial statements prior to the adoption of FIN 46R. The agreements governing the lease arrangements can be cancelled by either the franchisee or us with 30 days notice, further reducing our potential exposure.
       Franchisee VIEs for which we are determined to be the primary beneficiary have no impact on our reported net income. The impact of consolidating these VIEs to our balance sheet is also not significant. There is a small percentage of franchise restaurants considered to be VIEs in which we hold a significant variable interest, but for which we are not the primary beneficiary. Our maximum exposure to loss as a result of its involvement with this small percentage of franchise restaurants is also not material.
Recently Issued Accounting Standards
       In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award using an option-pricing model. The cost of the awards, including the related tax effects, will be recognized in income. This statement eliminates the alternative to use the intrinsic value method for valuing stock based compensation, which typically resulted in recognition of no compensation cost. This statement was to become effective for interim or annual periods beginning after June 15, 2005, with early adoption encouraged. On April 15, 2005, the SEC issued Release No. 33-8568, which amended the date for compliance with SFAS No. 123R to the first interim or annual period of the first fiscal year beginning after June 15, 2005, with early adoption permitted. On October 27, 2005, Wendy’s announced that its compensation committee, after discussion with its board of directors, approved accelerated vesting of all outstanding stock options, except those held by the independent directors of Wendy’s. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following adoption of SFAS No. 123R. and is expected to have a positive effect on employee morale and retention. The Wendy’s compensation committee imposed a holding period that will require all executive officers to refrain from selling net shares acquired upon any exercise of these accelerated options, until the date on which the exercise would have been permitted under the option’s original vesting terms or, if earlier, the executive officer’s death, disability or termination of employment. Under SFAS No. 123R, the classification of cash flows between operating and financing activities will be affected due to a change in treatment for tax benefits realized. As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, we do not expect the adoption of SFAS No. 123R to have a significant impact on our financial statements.
       SFAS No. 123R requires recognition of compensation cost under a non-substantive vesting period approach, which requires recognition of compensation expense when an employee is eligible to retire. We have historically recognized this cost under the nominal vesting approach, generally over the normal vesting period of the award. When we adopt SFAS No. 123R in the first quarter of 2006, we will change to the non-substantive approach.
       In June 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with our accounting policy and thus had no impact upon adoption.
       In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist at the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period from the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123R. We do not expect adoption to have a significant impact on our financial statements.
       In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. We are currently evaluating the impact of adopting FSP FAS 13-1, but do not expect it to have a significant impact on our financial statements.

BUSINESS
Overview
       We are the largest quick service restaurant chain in Canada based on systemwide sales and number of restaurants open, with a menu spanning a broad range of categories that appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods. According to the Canadian Restaurant and Foodservices Association and Statistics Canada, in 2004 our system represented 22.6% of the $14.0 billion quick service restaurant segment of the Canadian foodservice industry based on sales dollars. Our nearest competitor, McDonald’s, accounts for approximately 18.1% of the Canadian quick service restaurant market, with the remaining 61% attributable to branded chains, such as Subway®, KFC®, Wendy’s®, A&W®, Starbucks®, Second Cup®, Coffee Time and other independent establishments , none of which accounts for more than 6.2%. According to a tracking study we conducted in 2003, approximately 46.0% of our Canadian customers visit our restaurants four or more times per week. We believe we have achieved this outstanding customer loyalty by offering a varied menu of products with superior quality and consistency in a convenient and friendly environment at an exceptional value and by being very involved in the communities we serve. The appeal of our menu and our commitment to convenience also allow most of our restaurants to operate 24 hours each day with no two-hour period accounting for more than 20.0% of our average daily sales.
       Our restaurants operate under a variety of formats. A standard Tim Hortons restaurant is a free-standing building ranging in size from 1,400 to 3,090 square feet with a convenient drive-thru window and featuring innovative merchandising techniques designed to capture our customers’ senses and generate incremental sales. As of October 2, 2005, we had a system of 2,801 restaurants in Canada and the U.S. Our 2,529 restaurants across Canada include 660 non-standard, smaller restaurants in locations such as universities, hospitals and office buildings. We have a significant and long-standing strategic partnership with Exxon-Mobil’s Canadian subsidiary, with more than 325 kiosks located within their Esso® convenience stores in Canada. In the U.S., we have a regional presence in the Northeast and Midwest with 272 restaurants in 10 states, concentrated in three major markets. As of October 2, 2005, franchisees operated 2,498, or 98.8%, of the restaurants in Canada and 207, or 76.1%, of the restaurants in the U.S.
       We have developed what we believe to be a superior business model characterized by financial stability and scalability, operational excellence and flexibility. Our diverse revenue and operating income base is generated from franchisee royalties and fees, rental income, warehouse sales and company-operated stores, limiting our exposure to commodity price fluctuations. Franchisee royalties are typically paid weekly based on a percentage of gross sales. We have a rigorous restaurant site selection and development process and differentiate ourselves from most restaurant companies by controlling the real estate of most of our franchise restaurants. Our vertically-integrated manufacturing and distribution capabilities include a joint venture bakery and a coffee roasting plant. These operations improve product quality, variety and consistency, expand our product offering capabilities, ensure availability and timely delivery of products and provide economies of scale and labour efficiencies. We have distributed dry goods and other items to our franchisees for over 30 years and have generated consistent income from our product distribution and warehouse operations.
       Since our founding in 1964, we have been committed to a strategy of earning the trust of our customers through product quality and price value. This focus has built Tim Hortons into one of the most widely-recognized consumer brands in Canada, delivering consistent revenue growth and increasing profits. Since the end of 1995, our systemwide sales have grown at an 18.5% compound annual growth rate and our revenues have grown at a 17.1% compound annual growth rate. This growth is a result of expanding the number of restaurants annually by a 9.6% compound annual growth rate and increasing average annual same-store sales by 7.0% and 10.0% in Canada and the U.S., respectively, over that period. In fiscal 2004, we had total revenues of $1.3 billion, operating income of $319.3 million and net income of $205.1 million, representing increases from fiscal 2003 of 14.2%, 14.5% and 31.2%, respectively. In the nine months ended October 2, 2005, we had total revenues of $1.1 billion, operating income of $259.3 million and net income of $174.7 million, representing increases from the first nine months of fiscal 2004 of 13.1%, 11.7% and 15.8%, respectively.
Our History
       In May 1964, Tim Horton, a National Hockey League All-Star defenseman, opened his first coffee and donut shop on Ottawa Street in Hamilton, Ontario. In 1967, Ron Joyce, then the operator of three Tim Hortons restaurants, became partners with Tim Horton and together they opened 37 new restaurants over the next seven years. After Tim Horton’s death in 1974, Mr. Joyce continued to expand the chain, becoming its sole owner in 1975. In the early 1990s, Tim Hortons and Wendy’s entered into a partnership to develop real estate and combination restaurants containing Wendy’s and Tim Hortons under the same roof. In 1995, Wendy’s purchased Mr. Joyce’s ownership of the Tim Hortons system.
       Initially a coffee and donut chain, Tim Hortons restaurant offerings have evolved to meet changing consumer tastes. We have added sandwiches, soups, specialty coffees and additional baked goods to our staple coffee and donut offerings, and our restaurant formats have adapted to meet our customers’ growing demand for convenience and comfort. In 1996, the addition of bagels to the Tim Hortons menu began a key shift in our focus to the use of par-baked products— products that are baked almost to completion at a baking facility, flash-frozen and shipped to system restaurants, where the baking process is completed. In 2002, our joint venture with IAWS commissioned the construction of the Maidstone Bakeries facility, which manufactures par-baked donuts, Timbits and other bread products for system restaurants. This facility allows Tim Hortons restaurants to provide our signature Always Fresh products.
Our Industry
       We compete in the quick service restaurant segment in Canada and the U.S. Our industry in both countries is large, growing and characterized by change due to shifting demographic, economic and consumer taste trends. Over the past decade, rising household income and an increase in desire for convenience have led to growth in total expenditures for food-away-from-home and the proportion of total food expenditures allocated to spending on food-away-from-home. The growth in real disposable income combined with the increased time commitments of dual income families is expected to continue.
       Foodservice sales in Canada grew by 5.0% in 2004 to $46.8 billion and are expected to surpass $50.0 billion in 2006, according to the Canadian Restaurant and Foodservices Association. The quick service restaurant segment represents 30.0% of the total Canadian foodservice industry and its sales are projected to grow 4.1% in 2006. From 2000 to 2004, the Canadian quick service restaurant segment grew at a 4.1% compound annual growth rate.
       In the U.S., the quick service restaurant segment is the largest segment of the restaurant industry. According to the 2005 Technomic Information Service Top-500 Chain Restaurant Report, sales at quick service restaurants in the U.S. were approximately US$159.6 billion in 2004, up 7.5% over 2003, and are projected to increase at a 5.4% compound annual growth rate between 2004 and 2009.
Our Competitive Strengths
       Iconic brand status in Canada. Tim Hortons was recognized as the best managed brand in Canada, according to annual surveys published by Canadian Business magazine in 2004 and 2005. In addition, in an internal 2005 national study conducted for us by Segmentation Marketing Limited, when consumers were asked which fast service chain, convenience store or gas station they stop at to have a coffee, snack or meal most often, Tim Hortons was named 37.0% of the time, nearly three times higher than the nearest competitor. We believe our leading position in terms of market share, number of system restaurants open and systemwide sales volume demonstrates our unparalleled level of consumer acceptance. We believe the strength of our brand and culture is a result of our ongoing systemwide commitment to product quality, continuous innovation, superior customer service, exceptional value and successful relationships with our franchisees. Our brand has been further strengthened over the past 30 years by our close involvement and participation in the communities we serve, including our association with The Tim Horton Children’s Foundation, a non-profit charitable organization that provides a fun-filled camp environment for children from economically disadvantaged homes. We were also named one of Canada’s most admired corporate cultures for 2005 by Canadian Business magazine. We will continue to leverage our brand name as we execute our growth strategy in Canada and the U.S.
       Leading market positions in Canada. According to the 2005 NPD Canada CREST foodservice industry report, our system represented 74.0% of the coffee and baked goods sector of the Canadian quick service restaurant segment, based on the number of customers served over the 12 months ended August 31, 2005. In addition, we have the leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province. We believe our presence in key markets and our ability to leverage our scale in advertising will help us maintain and extend our market leadership position.
       Systemwide focus on operational excellence. We are an operations-driven organization. We invest substantial resources in developing programs, processes, technology and field support for our system of franchised and company-operated restaurants. We focus on continuous improvement in operations so we can consistently serve high quality food while providing exceptional customer courtesy, order accuracy and speed of service, thereby enhancing our customers’ overall experience.
       Energized and committed franchisee base. Since our founding, we have been committed to working closely with our franchisees. Our over 1,000 franchisees in North America are critical to our success, delivering exceptional hands-on customer service every day. Our franchisees are strongly committed to our system growth, having collectively invested over $75.0 million of their capital in infrastructure support during 2002 and 2003 for our proprietary Always Fresh baking system. The average Tim Hortons franchisee in Canada has been a franchisee for almost nine years and owns three restaurants. Our unique franchise model, whereby we typically acquire rights to control and develop restaurant real estate, provides us access to a broader franchisee base and encourages consistent execution of our growth and profitability strategy. We actively manage and share information with our franchisees through an advisory board, operations and business committees, regional and national in-person meetings and annual surveys.
       Integrated and flexible business model. We have invested substantial resources and capital in developing an integrated and flexible business model. Our vertically integrated manufacturing and distribution platforms enable us to realize economies of scale and offer customers innovative products. Our Always Fresh system enables us to bake and serve fresh and consistent products throughout the day, as well as to open restaurants in a variety of formats, sizes and locations. We control the site selection, design and construction of our restaurants, which enables us to increase penetration in existing and new markets by improving customer convenience. We control the real estate for approximately 80.0% of our system restaurants, which generates a recurring stream of rental income.
       Proven, experienced management team with track record of exceptional growth. Our executive management team has an average tenure with us of more than 12 years. Together with our dedicated team of employees, they have significantly contributed to our strong financial performance. Between 1995 and 2004, we increased our average sales per standard Canadian restaurant from $878,000 to $1.7 million. Our financial performance is a result of our focus on restaurant operations, coordination among employees and franchisees and the performance of our vertically integrated manufacturing and distribution platforms. We believe the strength and stability of our senior management team will continue to be a competitive advantage as we execute our growth strategies.
Our Business Strategy
       Our goal is to increase our revenues and profitability through a combination of increased same-store sales, new restaurant growth and continuous improvement in our operations with new products, processes and technologies. We intend to achieve this goal through the continued execution of our business strategy, which includes the following key elements:
       Drive sales growth at existing restaurants through continued innovation. We have achieved average annual systemwide sales growth of 18.5% since the end of 1995. This reflects our strong and increasing brand awareness, emphasis on customer service and continuous product and process innovation. We strive to foster a culture of innovation among our employees and franchisees, challenging the organization to constantly monitor and respond to the changing tastes and needs of consumers. We believe we have a unique assortment of fresh signature products that meet our customers’ needs across all parts of the day. We plan to expand our menu to offer more quality items under our beverage, soup, sandwich and baked goods categories to drive sales throughout the day and attract new customers. In addition, we intend to continue to use effective national, regional and local advertising and promotions, as well as our involvement in our communities, to increase our brand awareness with consumers. We also intend to continue improving restaurant efficiency levels and expanding each restaurant’s capacity for customer transactions to drive incremental sales, while investing in technology to improve customer service.
       Sustain the health and viability of our franchisee base. We have developed a large, diversified, and, we believe, highly committed franchisee base, which is a critical component of our systemwide success. We intend to continue strengthening our franchise system by building the Tim Hortons brand, attracting and retaining experienced and motivated franchisees whose interests are aligned with ours, providing new and innovative menu offerings, providing real estate and operational support and being involved in our franchisee communities. We believe these measures will enhance the overall strength of our system and provide both us and our franchisees with attractive returns, allowing both of us to reinvest in the business.
       Increase penetration of the Canadian market. We will continue leveraging our brand strength to further penetrate the Canadian market using our franchise business model. Although we have a leading market position in the Canadian quick service restaurant segment, based on systemwide sales, and a very strong presence in every province, there are numerous growth opportunities in the Western provinces, Quebec and select high-traffic metropolitan areas. Our “we fit anywhere” strategy of non-standard formats gives us the flexibility to add restaurants in high-traffic consumer locations without over-saturating any individual market. Further, our rigorous restaurant location and franchisee selection processes are integral to the successful execution of our growth strategy. Our long-term goal is to have between 3,500 and 4,000 system restaurants open in Canada.
       Pursue long-term profitable expansion in the United States. We have become a strong regional player in the U.S., with locations in 10 states, primarily in the Northeast and Midwest regions. Tim Hortons restaurants in the U.S. have experienced an average annual same-store sales growth of 9.8% from 1999 to 2004, even as we have expanded our U.S. system during that period from 108 to 251 restaurants. We intend to continue our efforts to profitably expand our system’s U.S. presence by further penetrating existing markets, entering adjacent markets and selectively pursuing other strategic initiatives. Our goal is to have 500 system restaurants open in the U.S. by the end of 2008.

Our Menu
       Our menu spans a broad range of categories designed to appeal to customers throughout the day, such as premium blend coffee, flavoured cappuccinos, specialty and steeped teas, home-style soups, fresh sandwiches and freshly baked goods, including donuts, bagels, muffins, cookies, croissants and pastries.
       While the largest portion of systemwide sales are generated in the morning daypart, we generate sales throughout the day. According to NPD Canada CREST’s May 2005 report regarding the Canadian quick service restaurant segment:

•	we lead the breakfast/a.m. snack category with a 60.7% share of eater occasions, while McDonald’s is second with a 10.3% share;

•	we rank second in Canada in the lunch category with a 12% share of eater occasions, compared to 23.5% for McDonald’s; and

•	we lead the p.m. snack category (which excludes dinner) with a 44.7% share of eater occasions, with McDonald’s second at 11.6%.
       The following chart shows the percent of revenues generated by product category during 2005 in Canada and the U.S.:

Product	Canada	U.S.

Coffee	46%	32%
Baked goods	23%	29%
Soup and sandwiches	11%	14%
Hot beverages	11%	9%
Cold beverages	8%	14%
Miscellaneous hardware and gifts	1%	2%
       Coffee. 46.0% of our Canadian customers visit our restaurants an average of four or more times per week. We believe our high quality coffee, made only from 100% Arabica beans, is a major reason for the high volume of return visits. Our commitment to the quality of our coffee is evidenced by strict guidelines that, as part of our Always Fresh strategy, Tim Hortons coffee must be sold within 20 minutes of being brewed. We also provide a coffee-specific training course for franchisees and operations field personnel, and maintain a “coffee lab” in our national research and development centre to monitor coffee quality. In addition, in 2001 we purchased our Maidstone Coffee roasting facility in Rochester, New York. This facility now supplies one-third of the Tim Hortons system, with the balance provided by third-party roasters.
       Baked goods. Tim Hortons restaurants sell a wide variety of donuts, as well as Timbits (bite-sized donuts), danishes, cookies, muffins and more. Every month we market a new donut variety as our “product of the month,” such as “melt-in-your-mouth” toffee glazed, caramel cappuccino, triple berry and pumpkin spiced glazed donuts. These limited-time products help drive repeat visits by our customers.
       We introduced bagels as a menu item in 1996. Today, according to NPD Canada CREST’s August 2005 report, we sell four of every five bagels sold in the quick service restaurant segment in Canada. Introducing bagels showed us the quality and taste that a par-baked product could provide and provided an opportunity for further innovation; to maintain speed of service for bagels, we developed higher-speed “turbo toasters” that allow us to toast a bagel in under 20 seconds.
       Soups and sandwiches. We originally introduced soup and sandwiches as lunch products in the late 1980s and early 1990s, and launched our branded line called “Tim’s Own”® soups and sandwiches in 1998. According to NPD Canada CREST’s August 2005 report, 45.9% of all soup occasions in the Canadian quick service restaurant segment occur at our system restaurants. Our nearest competitor has a 3.0% share.

       Hot and cold beverages. In addition to coffee, other hot beverages we sell include flavoured cappuccinos, specialty and steeped teas, hot chocolate, “Café Mocha” (hot chocolate, coffee and whipped cream) and “Hot Smoothees” (flavoured caffeine-free hot drinks). Our cold drink offerings range from juices to sodas and iced cappuccinos.
Restaurant Operations Support
       The ability of our system to consistently deliver on our customer promise—delivering high quality food and excellent service at a compelling value—has been and will continue to be critical to our success. Because our franchisees operate the vast majority of our restaurants, we have invested substantial resources in developing programs, processes, technologies and field support personnel to support our franchisees. Our franchisees are committed to maintaining the highest caliber of operations and customer satisfaction, and together we continuously look for improvement in all facets of the operations, with high levels of focus on speed of service, consistency of product quality, overall restaurant appeal and dining experience.
       We are an operations-driven business, as evidenced by the substantial investments we have made in our proprietary Always Fresh baking system, our innovative store designs, our restaurant equipment packages and the ongoing training and development of our people. Our field management is in regular contact with our franchisees, frequently visiting the restaurants and providing support and consultation on all facets of the business, including:

•	ongoing new product research and process innovation;

•	identifying and evaluating restaurant sites and managing the real estate development, financing, design and construction process with our franchisees;

•	providing initial training to new franchisees and ongoing training for existing franchisees; and

•	analyzing, sharing and instituting best practices across the system in all areas of operations and recognizing top performers.
       In 1993 we instituted the Always Fresh appraisal program to measure restaurant compliance with our high standards. The appraisal, which focuses on product quality, freshness and availability, speed of service and hospitality, restaurant cleanliness, product merchandising and housekeeping, is designed to promote a consistent customer experience across the system. We award cash prizes to the top three restaurants in each of 16 regions and designate as “Platinum Award Restaurants” those restaurants that score at least 92.0% on the appraisal.
Product and Process Innovation
       New product development is critical to our long-term success and is a significant factor behind our average same-store sales growth. As we have expanded from a coffee and donut chain to a provider of breakfast, lunch and snack products, we have maintained our focus on high quality products. Product innovation begins with an intensive research and development process that analyzes each potential new menu item, including small market tests to gauge consumer taste preferences, and concludes with an analysis of the economics of food cost and margin and final price point.
       In 2002, our joint venture with IAWS commissioned the construction of the Maidstone Bakeries facility, which manufactures par-baked donuts, Timbits (bite-sized donuts) and selected breads, following our traditional recipes. Those products are then flash frozen and shipped to system restaurants, each of which contains an Always Fresh oven with our proprietary technology. The restaurant completes the baking process with this oven, allowing the product to be served warm to the customer within a few minutes of baking.
       The Always Fresh baking system allows our restaurants to prepare and serve products more often and in smaller batches, which allows customers to purchase fresh baked goods throughout the day and night. It also provides products of more consistent quality from restaurant to restaurant. In addition, this system provides operational efficiencies: food waste is reduced because product volumes can be managed more closely, and the limited space required for the Always Fresh oven permits even our non-standard kiosk locations to provide fresh baked goods. Our franchisees collectively invested over $75.0 million of their capital in infrastructure support during 2002 and 2003 for our Always Fresh baking system.
Our Real Estate Operations
       Overseeing and directing all aspects of real estate for system restaurants is a critical core competency for us. Before we approve a location for development, we review that location’s demographics, site access, visibility, traffic counts, mix of residential/retail/commercial surroundings, competitive activity and proposed rental structure. We also assess the performance of nearby Tim Hortons locations, project the location’s ability to meet financial return targets and consider whether an existing or new franchisee should operate the location. Once a specific location is approved for development, it usually takes 10 to 12 months to complete construction of the restaurant.
       The following chart shows our real estate operations as of October 2, 2005.

	Canada	U.S.	Total

Owned restaurant properties	451	158	609
Leased restaurant properties	1,549	109	1,658
Restaurant properties owned or leased from third parties by franchisees	529	5	534
       We lease land generally for initial terms of 10 to 20 years, sometimes with an option for us to purchase the real estate. Leases covering approximately 30.0% of our total leased properties at October 2, 2005, primarily non-standard locations, require us to pay all or a component of the rent as a percentage (ranging from 2.0% to 13.0%) of annual sales.
Restaurant Designs, Atmosphere and Layout
       The décor, layout and overall feel of Tim Hortons restaurants have evolved to meet changing customer needs and tastes, as well as to respond to operational growth and innovation. While we have a standard—and highly recognizable—stand-alone restaurant design, we vary our design to fit into unique situations. Ultimately, we control the design and building of our restaurants to cater to the market and the neighbourhood in which they are located.
Choosing and Training Our Franchisees
       Finding exceptional franchisee candidates is critical to our system’s successful growth and development. Accordingly, we value our comprehensive franchise screening and recruitment process, which employs multi-level interviews with our senior operations management and requires candidates to work two to three different shifts in an existing franchisee’s restaurant.
       Each new franchisee participates in a mandatory eight-week intensive training program to learn all aspects of operating a Tim Hortons restaurant in accordance with our standards. We also provide ongoing training and education to franchisees and their staff.

Quality Control and Food Safety
       Our quality control procedures are rigorous and include several systemwide programs designed to maintain an excellent, safe and consistent environment for our customers and employees. Our district managers implement the following quality control programs in every Tim Hortons restaurant:

Program
Quality Control Programs	Frequency	Areas of Focus

Always Fresh Appraisal	Nine times annually	Product quality, freshness, availability, speed of service, hospitality, merchandising and cleanliness
Always Fresh Back of the House	Six times annually	Restaurant condition, appearance, cleanliness and procedural compliance
Security Audit	Annual	Physical security, interior/exterior lighting, cash handling protocols and surveillance and security systems
Always Fair Evaluation	Annual	Employee incentive programs and performance management, documentation and compliance with regulated employee standards
Hospitality Evaluation	Ongoing	Customer service via anonymous feedback over the Internet or toll-free telephone line
       Because our brand is so closely linked to the public’s perception of our food quality and safety, we require all of our franchisees, as well as their managers and our operations personnel, to complete the ServSafe® food safety training program. ServSafe is the most widely accepted food safety program among local, provincial, state and federal health departments in Canada and the U.S. Each participant must complete this program with a passing grade and be re-certified every five years. We also conduct site visits and unscheduled food safety audits, and require that all restaurant staff complete a multi-level food safety training module as part of their mandatory training. Each element of this training program has been assessed by different levels of government in different jurisdictions for content and accuracy.
Our Locations
       Our principal office locations in Canada and the U.S. are 874 Sinclair Road, Oakville, Ontario and 4150 Tuller Road, Dublin, Ohio, respectively.
       At October 2, 2005, our system was comprised of 2,801 restaurants in a variety of standard and non-standard formats.
       Standard. Our standard restaurant measures between 1,400 to 3,090 square feet, with a dining room, a counter for placing orders and, in 71.0% of our standard restaurants, drive-thru service. Standard restaurants comprised 78.0% of our system as of October 2, 2005. Typically, we construct single or double drive-thru restaurants if seating is not required or property size is an issue. We have “combination stores,” which offer Tim Hortons and Wendy’s products at one location. Our combination stores have a common area dining room and separate counters. Today we have 168 combination stores in Canada and 42 in the U.S.
       Non-Standard. We design our non-standard restaurants to fit anywhere. They are kiosks located in office towers, hospitals, colleges, airports, gas station convenience stores and on smaller pieces of property. These units can average from 150 square feet to 900 square feet. These non-

standard restaurants allow us to further penetrate regions where significant numbers of our standard restaurants already exist.
       The following table illustrates our system restaurant locations as of October 2, 2005 and the market penetration by restaurant type.

		Non-
Location by Province/Territory	Standard	standard

Alberta	141	53
British Columbia	141	62
Manitoba	36	14
New Brunswick	99	22
Newfoundland	45	9
Nova Scotia	144	35
Northwest Territories	1	0
Ontario	988	392
Prince Edward Island	11	6
Quebec	237	57
Saskatchewan	24	10
Yukon	2	0

Total	1,869	660

		Non-
Location by State	Standard	standard

Connecticut	13	0
Kentucky	2	0
Massachusetts	3	0
Maine	10	2
Michigan	71	2
New York	62	6
Ohio	65	1
Pennsylvania	3	0
Rhode Island	22	7
West Virginia	3	0

Total	254	18

Our Franchisees
       As of October 2, 2005, over 1,000 franchisees operated 2,498 Tim Hortons restaurants in Canada and 207 restaurants in 10 U.S. states. In Canada, our average franchisee operates three restaurants and has been a franchisee in our system for almost nine years. In the U.S., the average franchisee operates two restaurants and has been a franchisee for about four years.
       Our long-term goal is to have franchisees own most Tim Hortons restaurants and to maintain a small number of company-operated restaurants for franchisee training and new product testing. As of October 2, 2005, franchisees owned 98.8% of our Canadian restaurants, and we expect to follow the same approach over the long term in the U.S. As of October 2, 2005, franchisees owned 76.1% of our U.S. restaurants.

       Our franchisees operate under several types of license agreements, with a typical term for a standard restaurant of 10 years plus aggregate renewal period(s) of approximately 10 years.
       In Canada, franchisees generally are required to pay us: (i) between 3.0% and 4.5% of weekly gross sales of the restaurant as a royalty; plus, (ii) if the franchisee leases land and/or buildings from us a monthly rental equal to (a) a minimum monthly rental payment or (b) a percentage (usually 10%) of monthly gross sales, whichever is greater.
       In the U.S., franchisees generally are required to pay us: (i) 4.5% of weekly gross sales of the restaurant as a royalty; plus (ii) if the franchisee leases land and/or buildings from us, a monthly rental equal to a percentage (usually 8.5%) of monthly gross sales.
       Generally, we retain the right to reacquire a franchisee’s interest in a restaurant, at a pre-agreed price formula based on a depreciated value, if the franchisee receives an offer to purchase the franchisee’s interest during the first five years of the license agreement. After that period, we retain a right of first refusal regarding any proposed transfer of the franchisee’s interest, together with the right to consent to any proposed new franchisee.
       Under the license agreement, each franchisee is required to make contributions to an advertising fund based on a percentage of restaurant gross sales.
       To keep system restaurants up-to-date both aesthetically and operationally, our license agreements require a full-scale renovation of each system restaurant at least every 10 years. Each franchisee invests a majority of the capital required for these renovations.
       In Canada, and generally in the U.S., we do not grant an exclusive or protected area or territory to the franchisee. The license is a “location” license only, and we reserve the right to grant additional licenses for Tim Hortons restaurants at any location.
       We may terminate the license agreement if, among other things, the franchisee: does not pay fees or royalties owing when due; breaches obligations relating to health, hygiene or safety standards that are not adequately remedied; becomes bankrupt; fails to maintain adequate insurance; understates gross sales; transfers any rights or obligations contrary to the license agreement; or commits or permits the commission of any criminal offense or violation of the franchisee’s obligations that may have an adverse effect on our system or the Tim Hortons trademarks or goodwill.
       In certain circumstances, we will enter into arrangements, typically called operator agreements, in which the operator acquires the right to operate a Tim Hortons restaurant, but we continue to be the owner of the equipment, signage and trade fixtures. Such arrangements usually require the operator to pay 20.0% of weekly gross sales to us. If the restaurant is a single drive-thru or double drive-thru, the operator is required to pay 21.5% of weekly gross sales. Additionally, the operator will be responsible for paying all trade debts, wages and salary expenses, maintenance and repair costs, all real property and business taxes levied against the restaurant and any other expenses incurred in connection with the operation of the restaurant. In any such arrangement, the operator does not own or have any rights to the equipment, signage and trade fixtures provided by us to operate the restaurant, and we or the operator each have the option of terminating the agreement upon 30 days notice. For purposes of this prospectus, references to franchisees include these operators, and references to license agreements include these operator agreements.
      We have developed a franchise incentive program for some of our U.S. franchisees, which provides short-term financing for both the initial franchise fee and the purchase of certain restaurant equipment, furniture, trades fixtures, and interior signs. The purchase of those assets is deferred for a period of 130 weeks from the date of opening, and the franchisee has the right to finance the initial franchise fee over a period of 104 weeks from the opening. During the initial 130-week period, the royalty payments are typically reduced from 4.5% to 2.5% and rent is typically reduced from 8.5% to 8.0%. After the 130 week initial period, the royalty rate and rental rate return to the standard amount referred to above for U.S. restaurants. In addition, payment for the equipment package is due and owing at that time. Recognition of franchise fee revenue from this program is deferred until the restaurants achieve certain sales volume levels. This program is limited in scope, and its parameters will continue to evolve.
Marketing Our Brand Image
       Our marketing is designed to create and extend our brand image as “your neighbourhood Tims” that offers “quality products at reasonable prices.” We use radio, television and outdoor advertising and event sponsorship, as well as our highly visible community caring programs, to reinforce this brand image to our customers. Our customer base is diverse, with an equal mix of male and female customers and customers from all socio-economic levels.
National Marketing Program
       Franchisees fund substantially all of our national marketing programs by making contributions to the Canadian or U.S. “adfunds.” In fiscal 2004, franchisees and company-operated restaurants in Canada contributed $109.7 million (approximately 3.5% of sales), and franchisees and company-operated restaurants in the U.S. contributed US$7.5 million (approximately 4.0% of sales) to the respective adfunds. Each adfund is independently audited and has a national advisory board of elected franchisees.
Regional Marketing Programs
       Regional marketing groups (approximately 280 in Canada and 18 in the U.S.), to which each franchisee and company-operated restaurant contributes 0.025% to 0.5% of its sales as part of its national marketing program contribution, sponsor and support locally-targeted marketing programs. We support these regional marketing groups with market strategy and regional plans and programs.
Our Manufacturing and Distribution Platforms
       In addition to being a franchisor, we are a key supplier to our franchised restaurants. We own and operate five distribution centres that supply system restaurants with non-perishable food supplies, packaging and equipment. These centres are located in Langley, British Columbia; Calgary, Alberta; Kingston, Ontario; Guelph, Ontario; and Debert, Nova Scotia. We also own and operate a fleet of 62 trucks and 118 trailers that deliver to our Canadian restaurants on a weekly and bi-weekly basis. We use third-party logistics providers to deliver products to our U.S. restaurants and limited areas of Canada.
       We completed our newest, 157,000 square foot distribution centre in Guelph, Ontario, in December 2005. By the end of 2006, we expect for the first time to be able to deliver many frozen foods to approximately 85.0% of our restaurants in Ontario. We believe this facility, which combines high-density storage and an automated storage/retrieval system, will be one of the most advanced food service distribution facilities in Canada and will allow us to improve our distribution efficiency and create additional economies of scale.
       Our Maidstone Coffee facility, located in Rochester, New York, roasts coffee for approximately one-third of our restaurants, and roasts a separate blend for many Wendy’s restaurants. We acquired this plant in 2001 as part of our U.S. expansion, and we believe it will generate additional distribution efficiencies.
       In 2001, we formed a 50-50 joint venture with a subsidiary of IAWS to commission the construction of the Maidstone Bakeries facility, a 320,000 square foot par-baking facility located in Brantford, Ontario. The Maidstone Bakeries facility manufactures donuts, Timbits and other par-baked breads that are supplied to system restaurants in Canada and the U.S., allowing us to achieve consistency of product, economies of scale and labour efficiencies. The Maidstone Bakeries facility also produces bread products for IAWS subsidiary companies.
       Both while the joint venture agreements are in force and after a party exits the joint venture, IAWS and the joint venture may not develop, manufacture, sell, or license any products, whether bread or donut products, for itself or any third parties, that are exclusively for the Tim Hortons system, and we may not develop or manufacture bread products using recipes licensed to the joint venture by Cuisine de France. Further, while the joint venture agreement is in force, in North America, IAWS and the joint venture are restricted in their ability to manufacture and supply (and in Canada, purchase, sell and re-sell) par-baked donut products to anyone other than the Tim Hortons system. Bread products are not restricted, provided that they are not exclusively for the Tim Hortons system.
       The joint venture has an exclusive right to supply par-baked donuts and Timbits to the Tim Hortons system in Canada (corporate and franchised restaurants) and our U.S. corporate restaurants, and we have an obligation to use our best efforts to cause Tim Hortons U.S. franchisees to purchase par-baked donuts and Timbits from the joint venture (all of which we refer to as our “purchase obligations”). These purchase obligations apply during the term of the joint venture agreement and after either party’s exit from the joint venture until 12 years from the last date on which a new donut production line at the joint venture facility was commissioned. The Tim Hortons system generally has a right to continue to purchase donuts, Timbits, and bread products that were purchased historically during the term of the joint venture agreement for a period of seven years following the date that either we or IAWS exit the joint venture. In addition, there are provisions that generally restrict IAWS from purchasing or owning a competitor of ours in North America and we must invite IAWS to participate with us in any automated baking venture that we undertake or acquire in North America.
       We have no further obligation to make capital contributions to the joint venture, but our failure to make requested capital contributions may, under certain circumstances, result in a “triggering event” (described below) with respect to us or otherwise give rise to certain rights in favor of the other stockholder. We expect that the joint venture will be able to finance its ongoing operations from its cash flow for the foreseeable future. We are entitled to receive 50% of the dividends declared by the joint venture.
       Upon the occurrence of any of the following events with respect to a stockholder, each a “triggering event,” the other stockholder has a right to acquire all of the assets of the joint venture at a pre-set formula price. If the other stockholder elects to acquire all of the assets, the stockholder that has experienced the triggering event may require the other stockholder to instead purchase all of its shares in the joint venture at a pre-set formula price. The following are considered “triggering events:” (i) insolvency, bankruptcy, assignment for the benefit of creditors, or other similar creditor relief sought by a stockholder, or for us, Wendy’s or its successors, and for IAWS, IAWS Group plc or Cuisine de France or their successors; (ii) transfer by us or IAWS of greater than 50% interest in the subsidiaries that are direct stockholders of the joint venture; (iii) a transfer of shares by a stockholder to any person, other than its affiliates, without the prior written consent of the other stockholder; (iv) enforcement proceedings against joint venture shares pledged to creditors; (v) failure of a stockholder to make required capital contributions to the joint venture, discussed above, or breach by a stockholder of confidentiality requirements; (vi) breach by IAWS of its non-competition or exclusivity covenants; (vii) breach by either stockholder of its obligations to invite the other stockholder to participate in other automated baking ventures; (viii) failure of IAWS to make inducement payments to us in connection with our capital contributions; (ix) either party breaches its respective covenants with respect to its independent use or transfer of par-baking technology; (x) a material breach, as determined by arbitration, by either party under any of the joint venture agreements that remains uncured for ninety days.

Our Suppliers
       Our system restaurants purchase par-baked products manufactured at the Maidstone Bakeries facility, and many of our system restaurants purchase coffee that is roasted and blended at our Maidstone Coffee plant. We sell most other raw materials and supplies, including coffee, sugar, paper goods and other restaurant supplies, to system restaurants. We purchase those raw materials and supplies from multiple suppliers and generally have alternative sources of supply for each.
       While we have many suppliers and alternate suppliers, the available supply and price for high quality coffee beans can fluctuate dramatically. Accordingly, we monitor world market conditions for green coffee and contract for future supply volumes to ensure an available supply and a stable price. See “Risk Factors— Risks Relating to Our Business and Industry— Termination of our Maidstone Bakeries joint venture could harm our brand reputation, lower our revenue and increase our costs” and “Risk Factors— Risks Relating to Our Business and Industry— We are affected by commodity market fluctuations, particularly with respect to high-quality coffee beans, which could reduce our profitability or sales.”
Management Information Systems
       We have developed information technology systems to generate further efficiencies in our supply chain and in our relationships with our franchisees. For example, our Internet portal allows franchisees and their store managers to place online orders with our distribution centre and report their daily sales. The portal also provides system restaurants with up-to-date news and quality assurance alerts, and permits franchisees to view their order status and accounts receivable online and keep their payables current. We have also instituted standardized internal management software for system restaurants.
       We have standardized our restaurant management software with an application service provider to give our restaurants the ability to manage their day-to-day management functions, staff scheduling, inventory control and daily cash accounting.
Corporate Social Responsibility
       We and our franchisees support several community outreach projects and programs. We dedicate time and resources toward three major areas of corporate social responsibility: The Tim Horton Children’s Foundation, local regional marketing programs like the Timbits Minor Sports program and our sustainable coffee project.
The Tim Horton Children’s Foundation
       Our most notable community outreach project is The Tim Horton Children’s Foundation, an independent non-profit charitable organization established in 1974 that provides a professionally-operated, fun-filled camp environment for children from economically disadvantaged homes. Every year, local children are selected from the communities in which our restaurants operate to attend various programs throughout the year at one of our camps, including a ten-day summer residence camp experience.
       The camp experience is designed to give children confidence in their abilities, pride in their accomplishments, and the chance to gain a positive view of this world and their future in it. The camps are unique in that children are flown to regions where they do not live, so as to experience travel and diversity of geography and culture. The foundation has camps located in Kananaskis, Alberta; Parry Sound, Ontario; St. George, Ontario; Quyon, Quebec; Tatamagouche, Nova Scotia; and Campbellsville, Kentucky. Last year over 10,000 children from Canada and the U.S. attended one of these camps.

Timbits Minor Sports Program
       Regional Tim Hortons restaurant groups (280 across Canada and 18 in the U.S.) participate in a variety of marketing programs that benefit their community at a local level. One successful example of this regional approach is the Timbits Minor Sports program, which provides annual support to sports teams for over 140,000 children, ages four through eight.
Coffee Sustainability
       In 2005 we launched a sustainable coffee partnership pilot project to make a meaningful contribution in the fight against poverty among the people who provide one of our most important products, and to play a meaningful role in providing for the future supply of quality green coffee. This pilot project includes approximately 1,000 coffee producers and their families, and is intended to directly improve the living conditions of about 5,000 people. Under the program small coffee producers will be provided with technical support and training to help them increase the amount and quality of coffee they produce and help them get their coffee to market, while emphasizing the need to respect and protect the environment. The program also aims to improve the social conditions of the farmers and their families by identifying and addressing the pressing needs of the families, especially youth education.
Our Employees
Corporate employees
       We encourage our employees to be innovative, achieve excellence in everything that they do, act fairly and ethically, and demonstrate a “can do” attitude. Tim Hortons has been voted as one of the “100 Best Employers” in Canada for the past several years in Maclean’s Magazine.
       Our head office is in Oakville, Ontario, and we have six regional offices, located in Langley, British Columbia; Calgary, Alberta; Kingston, Ontario; Montreal, Quebec; Debert, Nova Scotia; and Columbus, Ohio. We have approximately 1,600 corporate employees in our regional offices and distribution centres. None of our employees are covered by collective bargaining agreements.
Restaurant-level employees
       We believe it is important for our system to be the employer of choice in the quick service restaurant segment, a business noted for first-time employment. To encourage this, we have developed a restaurant-level human resources strategy that focuses on providing an enjoyable work experience. The program is designed to provide training and advice, including staff incentive program ideas, to franchisees on how to recruit, retain, compensate and treat employees so as to be clearly positioned as an “employer of choice.”
Our Competition
       We face intense competition with a wide variety of restaurants on a national, regional and local level, including quick service restaurants, fast-casual restaurants focused on specialty coffee, baked goods and sandwiches, as well as convenience stores that sell food and beverages. The size and strength of our competitors vary by region, and there are numerous competitors in nearly every market in which we conduct business or expect to enter. We believe competition within the quick service restaurant segment is based on, among other things, product quality, concept, atmosphere, customer service, convenience and price. Additionally, we compete with restaurants and other specialty restaurants for personnel, suitable restaurant locations and qualified franchisees.
       In 2002, we surpassed McDonald’s as the number one restaurant chain in Canada in terms of sales and number of restaurants, according to Food Service and Hospitality magazine. We are also significantly larger in Canada than our other competitors in the quick service restaurant segment based on systemwide sales, including, for example, Wendy’s®, KFC® and Subway®, and in the coffee and baked goods segment, Starbucks®, Second Cup® and Coffee Time. In Canada, we also compete with multiple quick service restaurants and specialty coffee restaurants that operate on a regional basis.
       In the U.S., we have developed into a strong regional player in certain markets in the Northeast and Midwest. We currently compete with specialty coffee retailers, baked goods retailers, sandwich shops and convenience stores, ranging from small local independent operators to well-capitalized national and regional chains, such as McDonald’s, Starbucks, Subway® and Dunkin’ Donuts®. Many of our competitors in the U.S. are significantly larger than us.
Seasonality
       Our business is moderately seasonal. Sales and operating income are generally lower in the first quarter due, in part, to a low number of new restaurant openings and post-holiday spending patterns, and typically higher in the fourth quarter due, in part, to a higher number of restaurant openings and sales of holiday packaged coffee and other merchandise. Because our business is moderately seasonal, results for any quarter are not necessarily indicative of the results that may be achieved for any other quarter or for the full fiscal year.
Trademarks and Service Marks
       We have registered various trademarks and service marks in Canada, the U.S. and certain other jurisdictions. We have also registered various Internet domain names, including www.timhortons.com. Our registered marks include:

•	Tim Hortons signature

•	Tim Hortons & Always Fresh Oval Background Design

•	Roll Up The Rim To Win®

•	Timbits
       We believe our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant system. We intend to protect and vigorously defend our rights to this intellectual property.
Environmental
       We own or lease most of our approximately 2,800 restaurant properties in Canada and the U.S. and also own and operate five distribution facilities in Canada and a coffee plant in New York state. Our joint venture with IAWS owns and operates a baking facility in Ontario, Canada. In addition to utilizing third-party distributors, we distribute products to our system restaurants through our trucking fleet. Each of these activities is subject to complex environmental, health and safety regulatory regimes, and involves the risk of environmental liability. There are also potential risks for road and on-site releases and accidents that could result in environmental contamination that is not within our control. Where those activities involve the known use of hazardous substances and petroleum compounds, we undertake to comply with regulatory requirements in connection with our use of such substances and compounds.
       Our restaurants have not been the subject of any material environmental investigations or claims during our ownership, lease or operation; however, we have not conducted a comprehensive environmental review of all of our properties or operations. We have conducted investigations of many of our owned and leased properties, including in connection with our 1995 merger with Wendy’s. We also conduct environmental due diligence when considering potential new restaurant locations, which typically includes a Phase I Environmental Site Assessment, although such an assessment will not necessarily identify all environmental conditions associated with any such property. When the Phase I Environmental Site Assessment indicates a potential environmental problem at a particular location, we carry out a Phase II Environmental Site Assessment to specifically test that location for contaminants. We have identified contamination caused by third-party operations not material to us individually or in the aggregate and have in many cases given third parties notice that it is their obligation to address the contamination. If the relevant third party is insolvent, has not addressed the identified contamination properly or completely or our rights against the third party have otherwise expired, then under certain environmental, health and safety laws, or otherwise at law, we could be held liable as an owner, operator or occupant to address any remaining contamination. Further, we may not have identified all of the potential environmental liabilities at our owned and leased properties, and any such liabilities identified in the future could have a material adverse effect on our operations or results of operations. See also the discussion of environmental, health and safety laws in “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to health, employment, environmental and other government regulations, and our failure to comply with existing or future government regulations could expose us to litigation, damage our brand reputation and lower our profits.”
Government Affairs
       We track ongoing government activity that may have an impact on our business or operations. In particular, we monitor government activity and our compliance in the areas of zoning, employment standards, workplace health and safety, food safety and handling, human rights, income and other taxes, the environment and franchise legislation. We comply in all material respects with any applicable franchise disclosure legislation as it pertains to the offer and sale of franchises.
       Governments and consumer advocacy groups are encouraging alternative food processing methods that will result in significant reductions in trans-fatty acids (TFA) and legislation has recently been enacted in Canada that will introduce new nutritional labeling requirements for foods containing TFAs. We are studying the process required to lower TFA content. In this regard, we have examined possible alternatives to our current baking and frying shortenings. We continue to research approaches to allow us to reduce the amount of TFA in our products while still maintaining the taste and quality that our consumers require. We are also monitoring new oilseed technology, which may provide an opportunity to reduce the saturated fat content in some of our products.
Litigation
       From time to time we are a defendant in litigation arising in the normal course of business. Claims typically pertain to “slip and fall” accidents, employment claims and claims from customers alleging illness, injury or other food quality, health or operational concerns. These types of claims, which are referred to and generally covered by insurance, have not had a material effect on us. As of the date of this prospectus, we are not party to any litigation that we believe is material to our business.

MANAGEMENT
Directors and Executive Officers
       Set forth below is certain information regarding our current executive officers and our current and prospective directors. Currently, two individuals, John Schuessler and Kerrii Anderson, are directors and officers of Wendy’s and are serving as directors for us and for Wendy’s. Paul House, David Lauer and James Pickett serve as directors for us and for Wendy’s. Contemporaneously with the completion of this offering, we will add up to                     additional directors who are currently unaffiliated with us or Wendy’s and who qualify as independent directors.                of these prospective directors are listed below.

			Years
Name and Municipality of Residence	Age	Position(s)	with us

John T. Schuessler Dublin, Ohio	55	Director	10	*
Kerrii B. Anderson Columbus, Ohio	48	Director	5	*
David P. Lauer Dublin, Ohio	62	Director	5	*
James V. Pickett Dublin, Ohio	63	Director	10	*
David H. Lees Caledon, Ontario	60	Director		*
Frank Iacobucci Toronto, Ontario	67	Director		*
Paul D. House Stoney Creek, Ontario	62	Chief Executive Officer and President; Director	20
Cynthia J. Devine Mississauga, Ontario	41	Executive Vice President and Chief Financial Officer; Director	2
David F. Clanachan Burlington, Ontario	43	Executive Vice President: Training, Operations Standards, Research and Development	13
William A. Moir Mississauga, Ontario	57	Executive Vice President, Marketing	15
Donald B. Schroeder Burlington, Ontario	59	Executive Vice President, Administration	14
Roland M. Walton Oakville, Ontario	50	Executive Vice President, Operations	8

*	Mr. Schuessler has been an executive of Wendy’s, and Mr. Pickett has been a director of Wendy’s, since before our 1995 merger with Wendy’s; Mrs. Anderson has been an executive and director of Wendy’s, and Mr. Lauer has been a director of Wendy’s, since 2000; and Messrs. Lees and Iacobucci were elected as directors in January 2006.
Our Non-Employee Directors
       John T. Schuessler is Chairman of the Board, Chief Executive Officer and President of Wendy’s. Mr. Schuessler joined Wendy’s in 1976. He was Executive Vice President, U.S. Operations of Wendy’s from 1995 until 1997, when he became Wendy’s President and Chief Operating Officer, U.S. Operations. He became Wendy’s Chief Executive Officer and President in March 2000.

Mr. Schuessler holds a Bachelor of Science in Political Science from Spring Hills College, Mobile, Alabama.
       Kerrii B. Anderson is Executive Vice President and Chief Financial Officer, as well as a director, of Wendy’s. She joined Wendy’s in September 2000. From 1987 until September 2000, Mrs. Anderson was Senior Vice President and Chief Financial Officer of M/ I Schottenstein Homes, Inc. Mrs. Anderson holds a Master of Business Administration from Duke University — Fuqua School of Business and a Bachelor of Science Administration from Elon College.
       David P. Lauer has been a director of Wendy’s since 2000. Mr. Lauer was President and Chief Operating Officer of Bank One NA, Columbus, from 1997 until 2001 and was Office Managing Partner of the Columbus office of Deloitte & Touche LLP from 1989 until 1997. Mr. Lauer was also a member of the Board of Directors of Deloitte & Touche LLP from 1988 to 1995. He has been a Certified Public Accountant since 1968. Mr. Lauer also serves as a director of AirNet Systems, Inc., Diamond Hill Investment Group, Huntington Bancshares Incorporated and R.G. Barry Corporation. Mr. Lauer holds a Master of Science in Accounting from Ohio University and a Bachelor of Science in Business from Capital University.
      James V. Pickett is Chairman of The Pickett Realty Advisors Inc. Mr. Pickett has served as President and Chief Executive Officer of various companies generally known as The Pickett Companies since 1969. The Pickett Companies are involved in real estate development, ownership and management. Mr. Pickett was the Vice Chairman of Banc One Capital Corporation from February 1, 1993 to August 4, 1999. He was also a Principal of Stonehenge Financial Holdings, Inc., an investment management firm, from August 6, 1999 to July 31, 2004. Mr. Pickett has been a director of Wendy’s since 1982.
      David H. Lees has served as President and Chief Executive Officer of Source Medical Corporation since 1999. Dr. Lees was President and Chief Executive Officer of Canada Bread Company, Limited/Corporate Foods Limited from 1993 until 1999. Dr. Lees holds a Doctor of Philosophy in Food Science from University of Massachusetts, a Master of Science in Agriculture from Macdonald College, McGill University and a Bachelor of Science in Agriculture from Macdonald College.
      Frank Iacobucci has been Counsel to Torys LLP since September 2004. Prior to joining the Torys law firm, Mr. Iacobucci served as Justice of the Supreme Court of Canada from 1991 until 2004. In September 2004, Mr. Iacobucci began serving as Interim President of the University of Toronto while the search for a new University President was being conducted. Mr. Iacobucci has been Chairman of Torstar Corporation, a Toronto Stock Exchange listed company, since 2004. Mr. Iacobucci is a member of the Ontario Bar Association and holds academic degrees from Cambridge University and University of British Columbia.
Our Executive Officers
       Paul D. House joined us as Vice-President of Marketing in 1985. In January of 1993, Mr. House was named Chief Operating Officer, and then President and Chief Operating Officer in 1995. Mr. House sits on the Board of Directors of Wendy’s and on the Board of Directors of The Tim Horton Children’s Foundation. Mr. House joined Dairy Queen Canada in 1972 and held various management positions until his promotion to Vice-President of Canadian Operations, responsible for the business in Canada. Mr. House holds a B.A. in Economics from McMaster University.
       Cynthia J. Devine joined us in November 2003 as Senior Vice President of Finance and Chief Financial Officer, responsible for overseeing accounting, financial reporting, financial planning and analysis, tax and information systems, for the Tim Hortons brand. She was promoted to Executive Vice President of Finance and Chief Financial Officer in April 2005. Prior to joining us, Mrs. Devine served as Senior Vice-President Finance for Maple Leaf Foods, a large Canadian food processing company and from 1999 to 2001 held the position of Chief Financial Officer for Pepsi-Cola® Canada. Mrs. Devine, a Chartered Accountant, holds an Honors Business Administration degree from the University of Western Ontario.
       David F. Clanachan joined us in 1992 and held various positions in the Operations Department until he was promoted to the position of Vice President, Operations—Western Ontario in 1997. Prior to that time, he was a Director of Operations for an international food company, with approximately 12 years of experience in the industry. In August 2001, he was promoted to the position of Executive Vice President of Training, Operations Standards and Research & Development. Mr. Clanachan is also our operations lead in our joint venture with IAWS. Mr. Clanachan holds a Bachelor of Commerce degree from the University of Windsor.
       William A. Moir joined us in 1990 as Vice President of Marketing, and was promoted to Executive Vice President of Marketing in 1997. Prior to joining us, Mr. Moir gained extensive marketing management experience, holding key positions with K-Tel, Shell Oil and Labatt Breweries. He is a Director and past Chairman of the Coffee Association of Canada, as well as a member of the Board of Directors of The Tim Horton Children’s Foundation. Mr. Moir holds an Honors Business degree from the University of Manitoba.
       Donald B. Schroeder joined us in 1991 as Vice President of Human Resources and International Development. He was named Executive Vice President of Administration in 1995, responsible for Human Resources, Administration, Manufacturing, Distribution and Purchasing. Mr. Schroeder is the President of The Tim Horton Children’s Foundation, a position he has held since 1991. Mr. Schroeder holds a Bachelor of Laws degree from the University of Western Ontario and a Master of Laws degree from Osgoode Hall Law School.
       Roland M. Walton joined us in 1997 as Executive Vice President of Operations, responsible for operations in both Canada and the U.S. His restaurant industry experience includes Wendy’s Canada, Pizza Hut® Canada and Pizza Hut USA. In 1995 Mr. Walton held the position of Division Vice President for Pizza Hut USA’s Central Division. Mr. Walton holds a Bachelor of Commerce degree from the University of Guelph.
Board Composition
       Our board of directors will, contemporaneously with the completion of this offering, consist of                     directors. Pursuant to our certificate of incorporation, the authorized number of directors will be between 8 and 15. The directors will be divided into three classes, designated as Class I, Class II and Class III. The members of each class will serve for a staggered, three-year term, except that Class I directors in the initial term immediately following this offering will serve for one year and Class II directors in the initial term immediately following this offering will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. The number of directors will be set exclusively by resolution of our board of directors.
       Our long-term goal is that a substantial majority of the directors should be independent directors. A director will be designated as independent if he or she (i) has no material relationship with us or our subsidiaries; (ii) satisfies the other criteria specified by NYSE listing standards; (iii) has no employee status or business conflict with us; and (iv) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement or the board of directors. The board of directors has affirmatively determined that the following directors are independent under that definition:

David P. Lauer

David H. Lees

Frank Iacobucci

James V. Pickett

       In compliance with the NYSE listing standards, our board will annually conduct a self-evaluation to determine whether it is functioning effectively.
Audit Committee
       On February 1, 2006, our board of directors established an audit committee, composed of Messrs. Lauer (Chair), Lees and Pickett. Each member of the audit committee is independent as discussed above. Furthermore, the board of directors has affirmatively determined that each member of the audit committee is independent in accordance with the listing standards of the NYSE. The board of directors has determined that all of the audit committee members are financially literate and that each of Messrs. Lauer and Pickett is an audit committee financial expert as such term is defined by the SEC. Mr. Lauer currently serves on the audit committees of more than three public companies. The board of directors has further determined that such service does not impair Mr. Lauer’s ability to effectively serve on our audit committee.
       The audit committee’s functions will include providing assistance to the board of directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, our system of internal controls, the internal audit function, our code of ethical conduct, retaining and, if appropriate, terminating the independent registered public accounting firm, and approving audit and non-audit services to be performed by the independent registered public accounting firm. In compliance with the NYSE listing standards, our audit committee will annually conduct a self-evaluation to determine whether it is functioning effectively.
Other Committees
       Because we will be a “controlled company” within the meaning of the NYSE corporate governance standards, we will not be required to, and will not, have a compensation or nominating and governance committee.
       While we are a “controlled company,” Wendy’s nominating and corporate governance committee will identify and evaluate potential candidates for nomination as a director and recommend any such candidates to our board of directors. Potential candidates may be identified with the assistance of a paid outside search firm and evaluated according to the qualification criteria as set forth in our board’s governance guidelines as follows:

•	High personal and professional ethics, integrity, practical wisdom and mature judgment;

•	Board training and experience in business, government, education or technology;

•	Expertise that is useful to our company and complementary to the background and experience of other board members;

•	Willingness to devote the required amount of time to carrying out the duties and responsibilities of board membership;

•	Commitment to serve on the board over a period of several years to develop knowledge about our company and its operations;

•	Willingness to represent the best interests of all shareholders and objectively appraise management’s performance; and

•	Board diversity, and other relevant factors as the board may determine.

Board of Directors’ Compensation and Relationships
Compensation of Non-Employee Directors
       Directors who are not employees are paid $7,500 quarterly, plus $1,500 for each board meeting and $1,500 for each qualified audit committee meeting attended, including telephonic meetings, for all services, plus expenses. If more than one qualified meeting is held on the same day, a separate fee is paid for each meeting attended. Meetings of the audit committees are qualified meetings, as are meetings of any special committees established from time to time. In addition, the Chair of the audit committee is paid a retainer of $3,000 quarterly and members of the audit committee are paid a retainer of $750 quarterly. Directors who are not employees are also reimbursed for expenses related to attendance at director education seminars attended pursuant to the board’s director education program.
       Directors who are not employees will also receive an annual award of                     formula restricted stock units under the 2006 Stock Incentive Plan. Formula restricted stock units will be awarded on May 1 of each year and one-third of the shares of each formula restricted stock unit grant will vest on each of the first two anniversaries of the grant date of the formula restricted stock units and the remainder will vest on November 1 following the second anniversary of the grant date.
Interlocks and Insider Participation
       Initially, compensation recommendations regarding our executive officers and directors will be made by the Wendy’s compensation committee. Our board of directors may appoint a successor compensation committee after the completion of this offering. Except for Paul D. House, who serves as a director of Wendy’s, none of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of our board of directors is an executive officer.

Stock Ownership of Directors and Executive Officers
       All of our common stock is currently owned by Wendy’s, and thus none of our executive officers or directors currently owns our common stock. The treatment of all Wendy’s stock options, restricted stock units and other equity awards held by our employees is discussed below. See “—Treatment of Options, Restricted Stock and Restricted Stock Units of Wendy’s.”
       The following table sets forth the beneficial ownership of common shares of Wendy’s held by our directors, the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group, as of November 21, 2005. Each director owns less than 1.0% of the outstanding common shares of Wendy’s. All of our current directors and executive officers as a group own less than 2.0% of outstanding common shares of Wendy’s. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the common shares of Wendy’s.

		Amount and
		Nature of Beneficial
Title of Class	Name of Beneficial Owner	Ownership(1)(2)	Percent of Class

Common Shares of Wendy’s	John T. Schuessler	698,403	*
	Kerrii B. Anderson	306,836	*
	David P. Lauer	152,746	*
	James V. Pickett	94,208	*
	David H. Lees	—	—
	Frank Iacobucci	—	—
	Paul D. House	190,000	*
	Cynthia J. Devine	30,612	*
	William A. Moir	153,454	*
	Donald B. Schroeder	110,083	*
	Roland M. Walton	124,250	*
	All directors and executive officers as a group (12 persons)	1,860,592	1.5%

*	Less than 1%.

(1)	The amounts reflected in this table include common shares in which there is shared voting and investment power.

(2)	Includes stock options exercisable within 60 days following November 21, 2005 and restricted shares. Amounts do not include holdings of restricted stock units.
       The information regarding beneficial ownership is based on information furnished by each director or executive officer, or information contained in filings made with the SEC.

Executive Compensation
       The following table summarizes the compensation awarded or paid to, or earned by, the named executive officers during each of the last three fiscal years.
Summary Compensation Table

					Long-Term
					Compensation
					Awards

	Annual Compensation				Number of
					Shares
				Other Annual	Underlying	All Other
Name and Principal Positions	Year	Salary	Bonus	Compensation	Options(1)	Compensation(2)

Paul D. House	2004	$406,860	$927,000	(3)	66,000	$331,367
Chief Executive Officer and	2003	$386,505	$1,109,225	(3)	72,000	$290,699
President	2002	$374,985	$948,468	(3)	88,000	$246,289
Cynthia J. Devine	2004	$229,125	$257,500	(3)	29,600	$17,495
Executive Vice President	2003	$24,231	$101,000	(3)	—	$1,022
and Chief Financial Officer(4)	2002	$—	$—	(3)	—	$—
Alfred Lane	2004	$269,692	$489,250	(3)	35,750	$165,109
Executive Vice President,	2003	$257,875	$494,869	(3)	39,000	$168,974
Development and	2002	$249,200	$516,325	(3)	54,833	$146,860
General Counsel(5)
William A. Moir	2004	$265,588	$489,250	(3)	35,750	$178,586
Executive Vice President,	2003	$250,513	$559,869	(3)	39,000	$164,918
Marketing	2002	$241,339	$516,325	(3)	54,833	$144,955
Donald B. Schroeder	2004	$265,964	$489,250	(3)	35,750	$165,537
Executive Vice President,	2003	$252,007	$494,869	(3)	39,000	$167,687
Administration	2002	$243,527	$516,325	(3)	54,833	$145,369
Roland M. Walton	2004	$265,588	$489,250	(3)	35,750	$98,440
Executive Vice President,	2003	$250,513	$579,869	(3)	39,000	$89,179
Operations	2002	$241,340	$516,325	(3)	54,833	$77,963

(1)	Options to acquire common shares of Wendy’s.

(2)	The amounts shown in this column for each named executive officer consist of (i) contributions or other allocations to our defined contribution pension plan, (ii) the amount allocated to the account of each of the named executive officers under our supplemental executive retirement plan (SERP), (iii) executive health benefits paid by us for coverage for the named executive officers and (iv) life and accidental death or dismemberment insurance premiums, each as follows:

	Defined Contribution			Defined Contribution SERP
	Pension Plan			Allocation

Name	2004	2003	2002	2004	2003	2002

Paul D. House	$11,000	$10,333	$9,000	$317,039	$278,194	$235,216
Cynthia J. Devine	$9,113	$969	$0	$6,138	$0	$0
Alfred Lane	$10,798	$10,321	$9,000	$152,007	$154,843	$136,180
William A. Moir	$10,637	$10,026	$9,000	$165,645	$153,665	$133,882
Donald B. Schroeder	$10,651	$10,086	$9,000	$151,407	$153,904	$134,615
Roland M. Walton	$10,637	$10,026	$9,000	$85,499	$76,981	$66,890

				Life and Accidental
				Death or
	Executive Health			Dismemberment
	Benefits Paid by Us			Insurance Premiums

Name	2004	2003	2002	2004	2003	2002

Paul D. House	$1,969	$945	$895	$1,359	$1,227	$1,178
Cynthia J. Devine	$945	$0	$0	$1,299	$53	$0
Alfred Lane	$945	$2,954	$895	$1,359	$856	$785
William A. Moir	$945	$0	$895	$1,359	$1,227	$1,178
Donald B. Schroeder	$2,120	$2,470	$576	$1,359	$1,227	$1,178
Roland M. Walton	$945	$945	$895	$1,359	$1,227	$1,178

(3)	The aggregate amount of perquisites and other benefits received by each individual did not exceed the lesser of US$50,000 or 10.0% of the total annual salary and bonus of such individuals in 2002, 2003 or 2004.

(4)	Mrs. Devine joined us in November 2003 as Senior Vice President of Finance and Chief Financial Officer. She was promoted to her current position in April 2005.

(5)	Mr. Lane died on September 13, 2005.
Options Granted in Last Fiscal Year
       Wendy’s granted no options in the last fiscal year to any of the named executive officers.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
       The following table sets forth information regarding each individual exercise of options with respect to common shares of Wendy’s made during the last fiscal year by each of the named executive officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		Fiscal Year-end (#)		Fiscal Year-end(US$)(2)(3)
	Acquired on	Value Realized
Name	Exercise(1)	(US$)	Exercisable	Unexercisable	Exercisable	Unexercisable

Paul D. House	247,198	$6,283,130.19	190,000	0	$3,479,050	$0
Cynthia J. Devine	0	$0.00	29,600	0	$444,685	$0
Alfred Lane	104,335	$1,399,556.86	66,022	0	$1,171,200	$0
William A. Moir	73,675	$1,464,897.82	152,454	0	$3,132,476	$0
Donald B. Schroeder	65,888	$928,331.04	110,083	0	$2,042,288	$0
Roland M. Walton	89,826	$1,752,206.89	124,250	0	$2,448,141	$0

(1)	Common shares of Wendy’s.

(2)	Based on the fiscal year-end 2005 closing price of US$55.26 per share.

(3)	All values as shown are pretax.
Treatment of Options, Restricted Stock and Restricted Stock Units of Wendy’s
       Our employees will have the right to exercise their vested stock options of Wendy’s in accordance with the terms of the stock option plan of Wendy’s under which they were granted and the terms of their respective grants. Restricted stock and restricted stock units granted in 2005 under plans of Wendy’s will continue to vest while the respective employee remains employed by us.
       Wendy’s restricted stock units can be settled only in common shares of Wendy’s and include dividend equivalent rights. These units generally vest on May 1, 2006, May 1, 2007 and November 1, 2007. These vesting dates may be accelerated if Wendy’s is involved in certain change-in-control transactions. If a grantee’s employment is terminated for any reason other than death, disability or retirement, the units will be canceled as of the date of such termination. If the grantee’s employment is terminated by reason of his or her death, disability or retirement, the units will immediately vest.

2006 Stock Incentive Plan
       Prior to the completion of this offering, we will finalize the Tim Hortons Inc. 2006 Stock Incentive Plan (the “2006 Plan”). The plan is an omnibus plan, designed to allow for a broad range of equity-based compensation awards, which will afford our board flexibility to compensate management and employees in the future. It is the current intention of the board to primarily use restricted stock units with dividend equivalent rights. We believe equity compensation aligns the interests of employees and non-employee directors with the interests of our other stockholders. The 2006 Plan is intended to accomplish three major objectives:

•	encourage the judgment, initiative and efforts of employees and non-employee directors toward our continuing success;

•	increase stock ownership levels of key employees and non-employee directors; and

•	assist us in attracting, retaining and motivating key employees and non-employee directors.
       Key employees may include not only our executive officers but also other officers or employees who are able to contribute significantly to our success and growth.
       The following is a brief summary of the material provisions of the 2006 Plan, which summary is qualified in its entirety by reference to the full text of the 2006 Plan, which is attached as an exhibit to the registration statement of which this prospectus is a part.
       The 2006 Plan provides for equity compensation awards in the form of stock options, restricted stock, stock units, stock appreciation rights, dividend equivalent rights, performance awards and share awards (collectively, “Awards”) to eligible employees and directors of us or our subsidiaries.
       The 2006 Plan authorizes up to                      shares of common stock for grants of Awards. The common stock offered under the 2006 Plan may be authorized but unissued shares, treasury shares or any combination thereof. To the extent any Award based on common stock expires or terminates without having been exercised in full, is forfeited or is settled in cash, the common stock subject to that Award will be available for other Awards. Also, to the extent an option is exercised by tendering common stock as payment of the exercise price and/or required tax withholding, the maximum number of shares of common stock available under the 2006 Plan will be increased by the number of shares so tendered. The 2006 Plan provides that the maximum number of shares of common stock for which Awards may be granted to any single participant in any calendar year may not exceed                     for performance shares and                     for options and stock appreciation rights, collectively. The dollar amount of cash or the fair market value of common stock that any single participant may receive in any calendar year for performance units denominated in dollars may not exceed $               .
       Fair market value under the 2006 Plan is equal to the mean of the high and low prices at which shares of our common stock were traded on the TSX on the relevant date. The 2006 Plan provides that the number of shares of common stock reserved for insiders (as defined under Canadian securities laws), at any time, under all security-based compensation arrangements may not exceed 10% of the issued and outstanding shares of common stock and that the number of shares of common stock issued to insiders, within any one year period, under all security-based compensation arrangements may not exceed 10% of the issued and outstanding shares of common stock.
       The 2006 Plan will initially be administered by the Wendy’s compensation committee. Our board of directors will have the right to appoint a successor committee, which will consist of not less than three members of our board (the Wendy’s compensation committee together with our board, and any successor committee, are referenced in this description as the “Committee”). Each member of the successor Committee will be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3) and will satisfy any applicable stock exchange requirements.
       The Committee has the authority to recommend the individuals, including foreign nationals, to whom, and the time or times at which, Awards will be granted, the number of shares of common stock to be subject to each grant, the terms and conditions of each Award, and the duration of leaves of absence that may be granted to participants without constituting a termination of their employment for purposes of the 2006 Plan.
       The Committee cannot make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the 2006 Plan) or amendment where the adjustment or amendment would reduce or have the effect of reducing the exercise price of an option or stock appreciation right previously granted under the 2006 Plan, whether through amendment, cancellation, replacement grants or other means, unless our stockholders have approved the adjustment or amendment.

Awards Available Under the 2006 Plan
       Restricted Stock. The 2006 Plan provides for Awards of restricted stock, which will contain such restrictions, terms and conditions as the Committee shall determine. Unless the Committee determines otherwise, the grantee of an Award of restricted stock will have the right to vote the shares and to receive all dividends and other distributions on the shares prior to vesting. However, the Committee may, in its discretion, determine that dividends on the restricted stock will be deferred until the lapsing of the restrictions imposed on the shares and either held in cash or reinvested in shares of restricted stock.
       Formula Restricted Stock Units. Each non-employee director will be granted                     restricted stock units under the 2006 Plan on May 1 of each year (the “Formula Restricted Stock Units”). One-third of the shares of each Formula Restricted Stock Unit grant will vest on each of the first two anniversaries of the grant date of the Formula Restricted Stock Units and the remainder will vest on November 1 following the second anniversary of the grant date. The grantee of an award of Formula Restricted Stock Units will have the right to receive dividends and other distributions on the shares prior to vesting. However, any dividends or distributions paid in cash will be reinvested in our common stock, and all such reinvested dividends and distributions will be deferred until the lapsing of the restrictions imposed on the Formula Restricted Stock Units in respect of which the dividends and distributions were paid.
       Stock Units. The Committee may make Awards of stock units under the 2006 Plan, which will represent the right of the grantee to receive a payment upon vesting or on any later date specified by the Committee equal to the fair market value of common stock as of the date the stock unit was granted, the vesting date or any other date as determined by the Committee. The Committee may place a limitation on the amount payable in respect of each stock unit at the time of grant and may provide for the settlement of stock units in cash or in shares of common stock.
       Stock Options. The 2006 Plan provides for both incentive stock options as defined under Section 422 of the Internal Revenue Code (“ISOs”) and non-qualified stock options (“Non-Qualified Options” and collectively with ISOs, “Options”). The 2006 Plan provides that the purchase price for all common stock covered by each Option granted cannot be less than 100.0% of the fair market value of the common stock on the date of grant. In the case of any ISO granted to an individual who, on the effective date of grant, owns shares possessing more than 10.0% of our total combined voting power, the exercise price per share must be at least 110.0% of the fair market value of the common stock on the date of grant.
       The purchase price for common stock covered by an Option must be paid in full at the time of exercise of the Option by cash or cheque, by the delivery of our common stock having a fair market value on the date of exercise equal to the exercise price or by tender of other property acceptable to the Committee.
       No individual may be granted ISOs under the 2006 Plan if the grant would cause the aggregate fair market value (determined as of the date the ISOs are granted) of the common stock with respect to which ISOs are exercisable for the first time by the optionee during any calendar year under all stock option plans maintained by us and our subsidiaries to exceed US$100,000.
       The Committee has the authority to determine the term of an Option, up to a maximum of 10 years, and each Option will be exercisable as determined by the Committee. The Committee may accelerate the exercisability of an Option at any time.
       At any time after an Option granted under the 2006 Plan becomes exercisable, the Committee has the right, in its sole discretion and without the consent of an optionee, to cancel the Option and pay to the optionee the excess of the fair market value of the common stock covered by the Option over the option exercise price at the date the Committee provides written notice of its intention to exercise the right. Such amount may be paid in cash, our common stock or a combination thereof, as the Committee may determine. To the extent payment is made in common stock, the number of such shares of common stock will be determined by dividing the amount of the payment to be made by the fair market value of the common stock on the date of the notice of election to the optionee.
       Stock Appreciation Rights. A stock appreciation right (“SAR”) may be granted under the 2006 Plan either alone or in conjunction with an Option. A SAR related to an Option generally terminates upon the expiration, forfeiture or exercise of the related Option, and is exercisable only to the extent that the related Option is exercisable. The Committee will determine the exercisability, vesting and duration of a SAR unrelated to an Option, provided that the maximum term of a SAR may not exceed 10 years.
       Upon the exercise of a SAR related to an Option, the related Option will be canceled to the extent of the number of shares for which the SAR is exercised. Upon exercise of a SAR, the grantee will receive cash, common stock, or a combination of both equal to (1) the excess of the fair market value of common stock on the date the SAR was granted or, if the SAR is related to an Option, the option price, times (2) the number of shares as to which the SAR is being exercised. At the time of grant, the Committee may place a limitation on the amount payable upon exercise of a SAR.
       Performance Shares. Performance shares are shares of common stock issued to eligible individuals under the 2006 Plan, which shares will become vested on the terms, conditions and satisfaction of Performance Objectives (as defined and described below) as the Committee may determine. Unless the Committee determines otherwise, the grantee of an award of performance shares will have the right to vote the performance shares and to receive all dividends and other distributions on the performance shares prior to vesting. However, the Committee may, in its discretion, determine that dividends on the performance shares will be deferred until the lapsing of the restrictions imposed on the performance shares and either held in cash or reinvested in performance shares.
       Performance Objectives. Performance objectives applicable to performance shares or performance units may be expressed in terms of earnings per share, earnings (which may be expressed as earnings before specified items), return on assets, return on invested capital, revenue, operating income, cash flow, total stockholder return or any combination thereof and may be in respect of the performance, any of our subsidiaries, operating units or combination thereof (the “Performance Objectives”). The Committee has the power to modify the Performance Objectives after they have been established as may be appropriate, including, for example, to reflect specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events. However, no modification may be made if it would adversely affect the treatment of any performance award designated by the Committee as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code and the regulations thereunder. Prior to the lapse of restrictions on performance shares or the payout in respect of performance units designated as performance-based compensation, the Committee must certify the extent to which the Performance Objectives have been satisfied.
       Performance Units. The value of a performance unit may be denominated in shares of common stock or a specified dollar amount. Each performance unit will represent the right to receive, in the case of share-denominated units, the fair market value of a share (or a percentage thereof (which may be more than 100.0%) depending on the level of Performance Objective attainment) on the date the performance unit was granted, the date the performance unit became vested or any other date specified by the Committee or, in the case of dollar-denominated units, the specified dollar amount (or a percentage thereof (which may be more than 100.0%) depending on the level of Performance Objective attainment). At the time of grant, the Committee may place a limitation on the maximum amount payable in respect of a vested performance unit. Payment may be made in common stock, cash, or a combination thereof, including restricted stock if the Committee so determines at the time of grant.
       Dividend Equivalent Rights. Dividend equivalent rights may be granted in conjunction with another Award or as a separate Award. Grantees of dividend equivalent rights will be entitled to receive payments in single or multiple installments, as determined by the Committee, equivalent to all or some portion of the cash dividends payable with respect to common stock (as specified in the applicable Award agreement). Payments may be made in cash, common stock or a combination thereof. Amounts payable in respect of dividend equivalent rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on the dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the dividend equivalent rights relate. If the amounts payable are deferred, the Committee will determine whether the deferred amounts are to be held in cash, reinvested in shares or deemed notionally to be reinvested in shares.

Share Awards
       The Committee may grant an Award of common stock as additional compensation for services rendered or in lieu of cash or other compensation to which an eligible employee or non-employee director is entitled. Grants of share awards will be made on the terms and conditions as the Committee may determine in its discretion.

Performance-Based Compensation
       Unless otherwise provided in an Award agreement, each Option and SAR, and if designated in an Award agreement, each performance share and performance unit granted under the 2006 Plan is intended to constitute “performance-based compensation” within the meaning of Section 162(m)(4)(c) of the Code and the regulations thereunder. The Committee will not be entitled to exercise any discretion otherwise authorized under the 2006 Plan with respect to Awards intended to constitute performance-based compensation if the ability to exercise or the exercise of the discretion would cause the compensation attributable to the Awards to fail to qualify as performance-based compensation.

Deferral of Payments or Vesting
       The Committee may provide for the deferral of the issuance or vesting in common stock or the payment of cash in respect of an Award granted under the 2006 Plan. The terms of any such deferral will be set forth in the applicable Award agreement.

Amendment and Termination
       Our board may amend or terminate the 2006 Plan at any time. However, the board cannot change any Award in a manner that will impair the rights of the grantee therein without the consent of that grantee.

Change in Control
       The 2006 Plan provides that in the event of a “Change in Control” (as defined in the 2006 Plan), all Options and SARs will become immediately exercisable, the restrictions applicable to outstanding restricted stock will lapse, and stock units will become fully vested. In addition, unless the Committee determines otherwise, all restrictions on outstanding performance shares will lapse, and outstanding performance units will become vested, in each case as if all Performance Objectives had been satisfied at the highest level by us and the grantee. In addition, regarding performance units, unless the Committee determines otherwise, the grantee will be entitled to receive a cash payment within 10 days after the Change in Control in respect of the performance units that become vested as a result of a Change in Control.

Adjustments
       The 2006 Plan provides that the Committee will determine the appropriate adjustments, if any, to outstanding Awards and the shares available for future Awards in connection with a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split, reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise (a “Change in Capitalization”). Adjustments may be made to the number and class of our common stock or other stock or securities which are subject to outstanding Awards granted under the 2006 Plan, the maximum number and class of our common stock or other stock or securities which may be granted under the 2006 Plan or to any individual in any calendar year, and the Performance Objectives applicable to performance shares and performance units. If the grantee of an Award is entitled to new, additional or different shares of our securities or any other corporation by reason of a Change in Capitalization, the new, additional or different shares will be subject to all of the conditions, restrictions and performance criteria that were applicable to the common stock subject to the Award prior to the Change in Capitalization.
       In the event we are involved in a liquidation, dissolution, merger or consolidation (a “Transaction”), outstanding Awards will be treated as provided for in the agreement entered into in connection with the Transaction or, if not so provided in the agreement, grantees will be entitled to receive the same consideration that each holder of one of our shares of common stock was entitled to receive in the Transaction in respect of a share of common stock. However, the consideration will remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Awards prior to the transaction.

Transferability
       Awards granted under the 2006 Plan are generally non-transferable and, in the case of Options and SARs, may be exercised, during a grantee’s lifetime, only by the grantee. However, in the case of Options, if the grantee becomes incapacitated or if the option agreement so provides, the optionee’s legal representative or estate may exercise the Option or SAR.

Termination of Employment
       The 2006 Plan contains provisions concerning the treatment of Awards upon termination of employment. These provisions will apply unless the Committee determines otherwise in an applicable Award agreement.
       Under these provisions, if a grantee dies or becomes disabled, the grantee’s Options and SARs will become immediately exercisable and may be exercised for a period of one year following death or disability (but in no event beyond the maximum term of the Option or SAR). The grantee’s performance shares and performance units will remain outstanding, and the grantee will be entitled to a pro rata portion of the payment otherwise payable in respect of the performance shares or units on the date the performance shares or units would have been paid if the grantee had remained employed with us or a subsidiary. Finally, the grantee’s restricted stock, stock units and Formula Restricted Stock Units will become immediately vested.

       If a grantee who is a non-employee director retires after attaining age 55 with at least three years of service as a director, the grantee’s Formula Restricted Stock Units will become immediately vested. The Committee will have the authority to provide for accelerated vesting of equity compensation awards made under the 2006 Plan to employees who retire and to establish the definition of retirement.
       If a grantee’s employment with us is terminated without cause in connection with a disposition of one or more restaurants or other assets by us or our subsidiaries, or in connection with a sale or other disposition of a subsidiary, the grantee’s Options and SARs will remain outstanding for one year (but in no event beyond the maximum term of the Option or SAR) and unvested Options and SARs will continue to vest in accordance with the applicable vesting schedule. The grantee’s performance shares and performance units will remain outstanding, and the grantee will be entitled to a pro rata portion of the payment otherwise payable in respect of the performance shares or units on the date the performance shares or units would have been paid if the grantee had remained employed with us or a subsidiary. Finally, the grantee’s restricted stock and stock units will become immediately vested.
       If a grantee’s employment with us or our subsidiaries terminates for any reason other than those described above, all Awards the grantee holds will be forfeited immediately unless otherwise determined by the Committee at any time prior to or after termination with the grantee’s consent, except any vested Options or SARs the grantee holds will remain exercisable for a period of 30 days following termination of employment.

Forfeiture for Misconduct
       If a grantee has used for profit or disclosed to unauthorized persons our or our subsidiaries’ confidential information or trade secrets, breached any contract with or violated any fiduciary obligation to us or our subsidiaries, or engaged in unlawful trading in our securities or securities of another company based on information gained as a result of that grantee’s employment or directorship with us or our subsidiaries, all Awards the grantee holds will automatically be forfeited, unless the Committee determines otherwise.

Tax Withholding
       If a grantee recognizes taxable income in connection with the receipt of common stock or cash under the 2006 Plan, the grantee will pay the federal, state, provincial and local income taxes and other amounts required by law to be withheld by us in connection with the receipt prior to the issuance of the shares or payment of the cash. The grantee may elect to have us withhold a portion of the shares of common stock issuable with a fair market value equal to the amount of withholding taxes in satisfaction of the obligation to pay the withholding taxes.

Tax Treatment Upon a Change in Control
       If Options under the 2006 Plan vest or are paid on an accelerated basis upon a Change in Control, some or all of the value of that acceleration may be considered an “excess parachute payment” under 280G of the Internal Revenue Code, which would result in the imposition of a 20.0% federal excise tax on the recipients of the excess parachute payments and a loss of our deduction for the excess parachute payments.

Performance Based Compensation
       Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction for certain compensation in excess of US$1.0 million per year paid to each of our chief executive officer and four other most highly compensated executive officers. Compensation that qualifies as “performance-based compensation” is not subject to the US$1.0 million limit. It is anticipated that, in general, the Committee will operate the 2006 Plan in a manner designed to avoid loss of our tax deduction relating to Options because of Section 162(m).
Anticipated Stock Ownership of Directors and Officers
       At the completion of this offering, none of our officers or directors will have received any awards of our common stock or restricted share units; however, certain of our directors and officers intend to purchase shares of common stock in this offering through our directed share program. See “Underwriting.” We expect that each of our officers and directors will be awarded restricted share units in amounts recommended by the Wendy’s compensation committee and determined by our board of directors within months after the completion of this offering. All such awards will be made under the 2006 Plan.
Executive Agreements
       We have not entered into any employment agreements with any executive officers.
Limitation of Liability and Indemnification Matters
       As permitted under Delaware law, we have included in our certificate of incorporation and by-laws provisions to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. These provisions do not, however, eliminate or limit liability of a director for a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for other specified actions. In addition, our certificate of incorporation and by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. We are not currently aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.
       Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers or persons controlling us under the foregoing provision, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL STOCKHOLDER
       After completion of this offering, Wendy’s will own approximately      % of our outstanding shares of common stock, or approximately      % if the underwriters exercise their over-allotment option in full.
       Under applicable provisions of the Delaware General Corporation Law and our certificate of incorporation, Wendy’s will be able, acting alone, to elect our entire board of directors and approve any action requiring stockholder approval. Except for Wendy’s, we are not aware of any person or group that will beneficially own more than 5.0% of the outstanding shares of our common stock following this offering. The address of Wendy’s principal executive office is P.O. Box 256, 4288 West Dublin-Granville Road, Dublin, Ohio 43017-0256.

OUR RELATIONSHIP WITH WENDY’S
General
       Prior to this offering, we were operated as a wholly-owned subsidiary of Wendy’s. Immediately following this offering, Wendy’s will continue to own approximately      % of shares of our common stock. If the underwriters exercise their option to purchase additional shares in full, immediately following this offering, Wendy’s will own approximately      % of shares of our common stock. As long as Wendy’s continues to control more than 50.0% of the combined voting power of our common stock, Wendy’s will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors.
Historical Relationship With Wendy’s
       We have been a wholly-owned subsidiary of Wendy’s since our merger with Wendy’s in December 1995. As a result, in the ordinary course of our business, we have received various services provided by Wendy’s, including insurance, risk management, information technology, tax, financial services, shared benefits administration, payroll and external financial reporting. Wendy’s has also provided us with the services of a number of its executives and employees. Our historical consolidated financial statements include allocations to us by Wendy’s of its costs related to these services. These cost allocations have been determined on a basis that we and Wendy’s consider to be reasonable reflections of the use of services provided or the benefit received by us. On a pre-tax basis, these allocations totalled $12.7 million in fiscal 2002, $12.9 million in fiscal 2003, $13.3 million in fiscal 2004 and $13.8 million for the nine months ended October 2, 2005.
Wendy’s as Our Controlling Stockholder
       As long as Wendy’s continues to control more than 50.0% of the combined voting power of our common stock, Wendy’s will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Wendy’s will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of our company and will have the power to take other actions that might be favourable to Wendy’s but unfavourable to us.
       Wendy’s has informed us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, but which is expected 9 to 18 months after the completion of this offering, depending on market conditions. Beneficial ownership of at least 80.0% of the total voting power and value of our outstanding common stock is required for Wendy’s to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80.0% of the total voting power and 80.0% of each class of nonvoting capital stock is required for Wendy’s to effect a tax-free spin-off or certain other tax-free transactions relating to us. As a result, we cannot be sure how long Wendy’s will own our common stock following this offering.
Agreements Between Wendy’s and Us
       This section provides a summary description of agreements between Wendy’s and us relating to this offering and our relationship with Wendy’s after this offering. The description of the agreements is not complete and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Wendy’s immediately prior to the completion of this offering;

accordingly, we will enter into these agreements with Wendy’s in the context of our relationship as a wholly-owned subsidiary of Wendy’s. The prices and other terms of these agreements may be less favourable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.
Overview
       The master separation agreement will contain many of the key provisions related to our separation from Wendy’s, this offering and the potential distribution of our common stock to Wendy’s common shareholders in the spin-off or otherwise. The other separation agreements will govern certain aspects relating to the separation and various interim and ongoing relationships between Wendy’s and us following the completion of this offering. These other agreements are:

•	the registration rights agreement;

•	the shared services agreement; and

•	the tax sharing agreement.

Master Separation Agreement
       The master separation agreement will contain the key provisions related to our separation from Wendy’s, this offering and the spin-off of our common stock held by Wendy’s to its shareholders following completion of this offering.
       Ownership of Assets. We and Wendy’s have agreed that if, after the completion of this offering, we own an asset that is properly owned by Wendy’s or Wendy’s owns an asset that is properly owned by us, the parties will cooperate to transfer that asset, or the rights and benefits associated with that asset. Any such transfer would be on an “as is, where is” basis, and without representation or warranty.
       The Spin-off. Wendy’s has advised us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, but which is expected 9 to 18 months after the completion of this offering, depending on market conditions. Wendy’s has the sole discretion to determine the timing, form, structure and all other terms of any transactions to effect the spin-off. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off. See “Risk Factors—Risks Related to Our Relationship with Wendy’s—Your investment in our common stock may be adversely affected if Wendy’s does not spin-off its ownership of our common stock.”
       If Wendy’s determines to effect the spin-off (or any other transaction to effect our separation from Wendy’s), we will be required by the master separation agreement to cooperate with Wendy’s in all respects to accomplish the spin-off or other transaction and to promptly take any and all actions necessary or desirable to effect the spin-off or other transaction.
       Financial Reporting. We have agreed that, for so long as Wendy’s is required to consolidate our results of operations and financial position, we will:

•	maintain the same fiscal year as Wendy’s;

•	deliver annual and other budgets, financial and other projections and monthly financial reports to Wendy’s;

•	provide to Wendy’s an opportunity for preliminary review of any reports or other information that we send to our stockholders or file with the SEC or any securities exchange, as well as any press releases and interim financial guidance;

•	cooperate, and use commercially reasonable efforts to cause our auditors to cooperate, to the extent reasonably requested by Wendy’s in connection with the preparation of Wendy’s financial statements and other information provided to the public, the SEC or any securities exchange by Wendy’s;

•	unless required by law, use the auditors (and lead audit partners) directed by Wendy’s; and

•	unless required by law, to the extent requested by Wendy’s, keep our accounting practices and principles consistent with those of Wendy’s.

We have also agreed that, for so long as Wendy’s is required to account for its investment in our company under the equity method of accounting, we will provide annual and quarterly financial statements and related information to Wendy’s prior to their inclusion in Wendy’s financial statements and consistent with Wendy’s financial statement presentation.
       Contractual Restrictions. So long as Wendy’s owns at least 50.0% of the total voting power of our outstanding stock generally entitled to elect our directors, we will not:

•	take any action limiting the rights of Wendy’s as our stockholder (including limiting its rights to transfer shares of our stock it owns);

•	issue any shares of our capital stock, or any rights, warrants or options to acquire our capital stock, if the issuance would cause Wendy’s to own less than 80.0% of the total voting power of all classes of our outstanding capital stock generally entitled to elect our directors (if Wendy’s owned more than 80.0% of our common stock before such issuance) or 50.1% of the total voting power of all classes of our outstanding capital stock entitled to vote generally in the election of directors (if Wendy’s owned less than 80.0% of our common stock before such issuance); or

•	take any action, or fail to take any action, to the extent such action or failure could reasonably result in Wendy’s being in breach or default under a contract of which Wendy’s has notified us.

       For so long as Wendy’s is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (i) will cause Wendy’s to be in breach or default under any contract or agreement, (ii) were reasonably likely, in Wendy’s reasonable opinion, to adversely impact Wendy’s credit rating or (iii) involves more than US$10.0 million. This restriction against the incurrence of additional indebtedness will not, however, affect our ability to borrow under our $200.0 million revolving credit facility or US$100.0 million revolving credit facility.
       For two years after the completion of this offering, neither we nor Wendy’s will be permitted to solicit each other’s active employees for employment without the other’s consent.
       Until the earlier of the date (i) the spin-off occurs, (ii) Wendy’s notifies us that it no longer intends to pursue the spin-off or a similar transaction or (iii) Wendy’s ceases to own at least 80.0% of our outstanding capital stock entitled to vote generally in the election of directors, we will not be permitted, without Wendy’s consent, to (a) acquire any businesses or other assets with an aggregate value of more than $10.0 million, (b) dispose of assets with an aggregate value of more than $10.0 million or (c) acquire any equity or debt securities with an aggregate value of more than $10.0 million.

       Indemnification. We have agreed to indemnify Wendy’s from all losses suffered by Wendy’s arising out of certain circumstances, including:

•	all liabilities arising out of or related to our present or future businesses, operations or assets;

•	any breach of any separation agreement; and

•	with respect to all information contained in this prospectus, the registration statement of which it is part, and any other materials distributed in connection with this offering (other than materials distributed solely by or on behalf of Wendy’s) or the transactions contemplated in the separation agreements, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, other than with respect to statements or omissions relating exclusively to (i) Wendy’s and its subsidiaries (other than us), (ii) Wendy’s and its businesses (other than ours), (iii) Wendy’s intentions with respect to the spin-off, or (iv) the terms of the spin-off (including the form, structure and terms of any transaction(s) and/or offering(s) to effect the spin-off and the timing of and conditions to the consummation of the spin-off), which (i) through (iv) are referred to as the “Wendy’s Disclosure Portions.”

       Wendy’s will indemnify us from all losses suffered by us arising out of certain circumstances or events, including:

•	all liabilities arising out of or related to Wendy’s businesses, operations or assets; and

•	any breach of any separation agreement; and

•	with respect to information contained in the Wendy’s Disclosure Portions and in materials distributed solely by or on behalf of Wendy’s, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

      We and Wendy’s will each waive all special, indirect, consequential, incidental or punitive damages (including lost profits) incurred by us, other than those owed to a third party, in connection with any separation agreement.
       Expenses. We will be responsible for all costs incurred in connection with this offering. We and Wendy’s generally will be responsible for our own costs (including all third-party costs) incurred in connection with the spin-off of our common stock to the shareholders of Wendy’s following completion of this offering.
Shared Services Agreement
      Because we have been a wholly-owned subsidiary of Wendy’s for many years, we and Wendy’s have historically shared many internal administrative resources. The shared services agreement is designed to help us and Wendy’s transition to being two separate public companies, each with its own administrative resources. Under the shared services agreement, Wendy’s will provide to us services relating to the following areas:

•	internal audit, accounting and financial reporting system administration and SEC reporting and compliance;

•	information technology;

•	accounts payable, payroll, cash management and treasury support;

•	real estate administration, including administrative support, energy and volume discount purchases, and site review and selection;

•	tax services in the U.S.;

•	human resources and employee benefits;

•	vehicle fleet purchase and management;

•	legal services;

•	executive services;

•	investor relations;

•	risk and claims management; and

•	other specified services.

      In addition, we will provide to Wendy’s services relating to the following areas:

•	real estate owned by us and occupied by Wendy’s;

•	tax services in Canada;

•	real estate leases;

•	construction;

•	employee benefits matters; and

•	other specified services.

      We and Wendy’s will perform these services in the manner and at the level of service substantially similar to that immediately prior to the date of the shared services agreement and the use of such services generally will not be substantially greater than the level of use required immediately prior to the completion of this offering. Most of these services may be provided until the spin-off or until December 31, 2008, whichever is earlier; however, provision by Wendy’s of certain services, such as information technology, may extend beyond the date of the spin-off if necessary.
      Neither we nor Wendy’s will be liable under the shared services agreement for damages associated with services provided, or failure to provide services, under that agreement except where (i) the applicable party is grossly negligent or engages in willful misconduct and (ii) the damaged party is disproportionately harmed relative to the other party.
      Either party may terminate any individual service to be provided if the other party fails to provide that service for 30 days after receiving a notice from the terminating party of its failure to perform.
Registration Rights Agreement
      If Wendy’s does not complete the spin-off or another similar transaction, Wendy’s could not freely sell its shares of our stock without registration under the Securities Act or a valid exemption thereunder. Accordingly, we will enter into a registration rights agreement with Wendy’s to provide it with certain registration rights relating to the shares of our common stock which it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Wendy’s (or certain permitted transferees).
       Shares Covered. The registration rights agreement will cover all shares of our common stock that are held by Wendy’s or a permitted transferee. No person who received shares in the spin-off will be a permitted transferee, nor will any person who, together with its affiliates, owns less than 10% of the ordinary shares of our common stock.
       Demand Registration. We may be required to register (a Demand Registration) under the Securities Act all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested. The maximum number of Demand Registrations that we are required to effect is five, and the number of shares to be registered in each such Demand Registration must represent more than 5.0% of the total shares of our common stock outstanding.
       Timing of Demand Registrations. We are not required to undertake any demand registration requested by Wendy’s within 90 days after completion of a previously-requested demand registration other than pursuant to a shelf registration statement. In addition, we have the right to postpone the filing or effectiveness of any demand registration if we determine in the good faith judgment of our general counsel, confirmed by our board of directors, that such registration would reasonably be expected to require the disclosure of material information that we have a business purpose to keep confidential and the disclosure of which would have a material adverse effect on any then-active proposals to engage in certain material transactions until the earlier of (i) 15 business days after the date of disclosure of such material information, and (ii) 75 days after we make such determination.
       Piggy-Back Registration Rights. If we at any time propose to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.
       Registration Expenses. We will be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Wendy’s will be responsible for all of the fees and expenses of counsel to Wendy’s, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Wendy’s.
       Indemnification. The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Wendy’s and its affiliates and representatives and any underwriters and, in limited situations will obligate Wendy’s to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.
       Duration. The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until:

•	a registration statement regarding the sale of these shares shall have become effective under the Securities Act and those shares have been disposed of thereunder;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding;

•	in the case of shares held by a transferee, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision); or

•	the date on which the spin-off is completed.

Tax Sharing Agreement
       In connection with this offering, we will enter into a tax sharing agreement with Wendy’s. The tax sharing agreement will govern the respective rights, responsibilities and obligations of Wendy’s and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

       In general, under the tax sharing agreement:

•	We and Wendy’s will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

•	Wendy’s will pay any U.S. federal income taxes of the “affiliated group” of which Wendy’s is the common parent and, if we (including any subsidiaries) are included in that affiliated group, we will pay Wendy’s an amount equal to the amount of U.S. federal income tax we would have paid had we filed a separate consolidated U.S. federal income tax return, subject to certain adjustments;

•	Wendy’s will pay any U.S. state or local income taxes that are determined on a consolidated, combined or unitary basis and, if we (including any subsidiaries) are included in such determination, we will pay Wendy’s an amount equal to the amount of tax we would have paid had we filed a separate return for such income, subject to certain adjustments;

•	Wendy’s will be responsible for any U.S. federal, state or local income taxes due with respect to returns that include only Wendy’s and/or its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state or local income taxes due with respect to returns that include only us and/or our subsidiaries;

•	To the extent that any gain or income is recognized by Wendy’s (including its controlled subsidiaries) in connection with the failure of the spin-off (or any similar transaction) to be wholly-tax free under Section 355 of the U.S. Internal Revenue Code, we will indemnify Wendy’s for any taxes on such gain or income to the extent such failure is primarily attributable to:

•	Any inaccurate written representation or warranty by us in connection with any tax ruling requested or received from the U.S. Internal Revenue Service or opinion of counsel;

•	Any breach by us of applicable covenants in the tax sharing agreement;

•	Any failure by us to comply with specified requirements under the U.S. Internal Revenue Code; or

•	Any acquisition, or change in ownership, of our equity or assets in excess of that permitted under the U.S. Internal Revenue Code;

•	To the extent that any gain or income is recognized by us (including our controlled subsidiaries) in connection with the failure of the spin-off (or any similar transaction) to be wholly-tax free under Section 355 of the U.S. Internal Revenue Code, Wendy’s will indemnify us for any taxes on such gain or income to the extent such failure is primarily attributable to:

•	Any inaccurate written representation or warranty by Wendy’s in connection with any tax ruling requested or received from the U.S. Internal Revenue Service or opinion of counsel;

•	Any breach by Wendy’s of applicable covenants in the tax sharing agreement;

•	Any failure by Wendy’s to comply with specified requirements under the U.S. Internal Revenue Code; or

•	Any acquisition, or change in ownership, of Wendy’s equity or assets in excess of that permitted under the U.S. Internal Revenue Code.

       If Wendy’s board of directors determines to effect the spin-off (or any similar transaction), we and Wendy’s generally have agreed to take actions consistent with a tax-free transaction under Section 355 of the U.S. Internal Revenue Code. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off.
       Wendy’s will be primarily responsible for preparing and filing any tax return with respect to the Wendy’s affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Wendy’s or any of its subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for periods beginning after this offering.
       We generally will have authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Wendy’s generally will have authority to control tax contests and audit-related proceedings related to (i) any tax returns of the Wendy’s affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Wendy’s or any of its subsidiaries (ii) the spin-off (or other similar transaction).
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
       A trust for the benefit of Paul D. House is the sole shareholder of a corporation that purchased a shopping centre property in Tottenham, Ontario, Canada from an unrelated third party in 1998. As part of that purchase, the corporation now leases a Tim Hortons restaurant to one of our subsidiaries, which lease has a remaining term of nine years. The amounts of rent paid to the corporation in fiscal 2004 and the first nine months of 2005 were $55,000 and $44,013, respectively. In our opinion, the terms of this lease are no less favourable than we could have obtained from an unrelated third party.
       Frank Iacobucci was elected to our board of directors in January 2006. Mr. Iacobucci is counsel to the law firm Torys LLP. We have engaged Torys LLP from time to time to provide legal advice and services for us and our subsidiaries. Torys LLP also serves as legal counsel to the underwriters of this offering with respect to matters of Canadian law.

DESCRIPTION OF CAPITAL STOCK
      The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and by-laws, and certain applicable provisions of Delaware law. Copies of our certificate of incorporation and by-laws as they will be in effect following this offering are filed as exhibits to the registration statement of which this prospectus is part.
       Our certificate of incorporation provides that we may issue up to 1,000,000,000 shares of common stock, $0.001 par value per share, and 100,000,000 shares of preferred stock, $0.001 par value per share. Upon completion of this offering, we will have                     shares of common stock outstanding (                     shares if the underwriters’ option to purchase additional shares is exercised is full) and preferred shares outstanding. The number of shares of common stock outstanding assumes the issuance of                     pursuant to the terms of our equity incentive plan. We expect to issue these                     immediately following the pricing of, but prior to, the consummation of this offering; however, the issuances remain subject to approval by our board of directors prior to the consummation of this offering.
       The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement, of which this prospectus is part.
Common Stock
       As of the date of this prospectus, and before giving effect to this offering, all of our outstanding shares of common stock were owned by Wendy’s.
       Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. The holders of common stock are not entitled to cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all common stockholders present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred shares.
       Holders of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessments by us. There are no redemptive or sinking fund provisions applicable to the common stock.
       Holders of common stock will share in an equal amount per share in any dividend declared by the board, subject to any preferential rights of any outstanding shares of preferred stock.
       Upon liquidation, dissolution or winding up of our affairs, our creditors and any holders of preferred stock with preferential rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution of any excess amount. All outstanding common stock are, and the common stock offered in this offering when issued and paid for will be, fully paid and nonassessable.
       The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.
Preferred Stock
       The board may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of our preferred stock, including the number of shares in any series, liquidation preferences, dividend rates, voting rights, conversion rights and redemption provisions. The issuance of preferred stock and the terms selected by the board could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock without any further vote or action by the common stockholders. Any series of preferred stock issued by the board could have priority over the common stock in terms of dividend or liquidation rights or both. The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. There are currently no outstanding shares of preferred stock and we have no present intention to issue any preferred stock.
The Rights Agreement
       Our board of directors intends to approve a rights agreement that will become effective prior to this offering. Under such rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. The rights being issued are subject to the terms of our rights agreement.
       The purpose of the rights agreement is to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement will impose a significant penalty upon any person or group that acquires 15% or more of all of our outstanding common stock without approval from our board.
       Provided below is the summary description of the rights agreement. The description of the rights agreement is not complete and is qualified by reference to the terms of the agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of this agreement.
The Rights
       Our board of directors intends to authorize the issuance of one right for each share of our common stock outstanding on the date this offering is completed. Our rights will initially trade with, and be inseparable from, our common stock. Our rights will be evidenced only by entry in the direct registration system of our common stock or by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed as described below.
Exercise Price
       Each of our rights will allow its holder to purchase from us one ten-thousandth of a share of our Series A junior participating preferred stock, par value $0.001 per share, for $          (subject to anti-dilution adjustments), once the rights become exercisable. Prior to exercise, our rights will not give a holder any dividend, voting or liquidation rights. We will receive all of the proceeds from any exercise of our rights pursuant to the rights agreement.
Exercisability
       Our rights will not be exercisable until the earlier of:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock or,

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer, or a take-over bid under Canadian securities laws, that, if completed, would result in that person or group becoming an acquiring person.

       In light of Wendy’s substantial ownership position, the rights agreement contains provisions excluding Wendy’s and its affiliates and associates from the operation of the adverse terms of our rights agreement.
       Until the date our rights become exercisable, any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person will be void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•	Flip Over. If we are acquired in a merger or similar transaction after the date that someone becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions
       Each one ten-thousandth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per one ten-thousandth of a Preferred Share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 per one ten-thousandth of a Preferred Share or an amount equal to the payment made on one share of our common stock, whichever is greater;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

       The value of one ten-thousandth interest in a share of our preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.
Exchange
       After a person or group becomes an acquiring person, but before an acquiring person owns 50.0% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.
Redemption
       Our board of directors will have the right to redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it will be required to redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions
       Our board of directors will have the right to adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1.0% will be made.
Amendments
       Our board of directors will have the right to amend the terms of our rights agreement without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors will not be able to amend the agreement in a way that adversely affects holders of our rights.
Expiration
       Our rights will expire on                       , 2016.
Provisions of Our Certificate of Incorporation Governing Corporate Opportunities and Related Party Transactions
       After this offering, Wendy’s will remain a substantial stockholder of ours until it completes the spin-off or otherwise disposes of our common stock that it owns. We and Wendy’s are engaged in the same or similar activities or lines of business and have interests in the same areas of corporate opportunities. Wendy’s will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither Wendy’s nor any of its directors or officers will be liable to us or our stockholders for breach of any duty by reason of any such activities. Additionally, if Wendy’s acquires knowledge of a potential transaction or matter than may be a corporate opportunity for Wendy’s and us, Wendy’s will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any duty as our stockholder if Wendy’s pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or entity. If any director or officer of Wendy’s who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Wendy’s (or its affiliates) and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests. See “Risk Factors—Risks Related to Our Relationship with Wendy’s—Wendy’s will not be required to offer corporate opportunities to us, and our certificate of incorporation will permit certain of our directors to certain some corporate opportunities to Wendy’s before us.” The provisions in our certificate of incorporation governing corporate opportunities between Wendy’s and us will terminate once (i) Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors and (ii) no person who is a director or officer of Wendy’s is also a director or officer of ours. At that point, any such activities will be governed by Delaware law generally.
Certain Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law.
      Provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
      No Cumulative Voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.
      Removal of Directors. Our certificate of incorporation provides that any or all of our directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our common stock entitled to vote generally in the election of directors as long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock. This provision, coupled with the voting power of the common stock held by Wendy’s (          % following this offering), effectively precludes any other stockholder or stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, directors may be removed only for cause by a majority stockholder vote.
      Classified Board. Our certificate of incorporation provides for the board to be divided into three classes. Because only one-third of the board will be elected each year, our classified board structure will, once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, preclude even a majority stockholder from gaining control of the board in one election.
      Authorized But Unissued Common Stock. Our authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares of common stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our certificate of incorporation authorizes our board to issue up to 100,000,000 shares of preferred stock and to determine the power, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares. The existence of authorized but unissued shares of common and preferred stock could have the effected of delaying, deterring or preventing an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      Special Meeting of Stockholders. Our certificate of incorporation provides that special meetings of our stockholders may only be called by the Chairman of the Board, our Chief Executive Officer, the President or a resolution adopted by a majority of the entire board. The ability of stockholders to call a special meeting is specifically denied.
      Actions by Written Consent. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares of our common stock, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Based on its anticipated ownership after this offering, Wendy’s will have enough shares of common stock to amend our certificate of incorporation until the spin-off or its other disposition of our common stock owned by it. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring or preventing a tender offer takeover attempt that a stockholder might consider in its best interest. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

      Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our certificate of incorporation and by-laws provide that stockholders seeking to nominate candidates for election as directors or bring other business before any meeting of the stockholders must provide timely notice to us in writing. To be timely, a stockholder’s notice must be received at our principal executive office not later than 120 days nor more than 150 days before the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 45 days from the anniversary date of the preceding year’s annual meeting, within 10 days after we first publicly announce of the date of the annual meeting). Our by-laws also prescribe the proper written form for a stockholder’s notice. These provisions may preclude stockholders from making nominations for directors or conducting other business at an annual or special meeting of stockholders.
      Business Combinations. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, Section 203 of the Delaware General Corporation Law, which relates to business combinations with interested stockholders, shall not apply to us. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, Section 203 of the Delaware General Corporation Law will apply to us.
      In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested stockholder would be prohibited unless it satisfies one of the following conditions:

•	prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Amendment to Our Governing Documents. For so long as Wendy’s and its subsidiaries beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, our certificate of incorporation and by-laws may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our common stock entitled to vote generally at the election of directors. Once Wendy’s and its subsidiaries cease to beneficially own shares of common stock representing a majority of the total voting power of the outstanding shares generally entitled to elect our directors, unless two-thirds of the entire board recommend approval, at least 75% of the voting power of all then outstanding shares of our common stock entitled to vote generally at the election of directors will be required to amend, alter or repeal certain provisions of our certificate of incorporation and by-laws. The board can unilaterally amend, alter or repeal our by-laws with the affirmative vote of a majority of the entire board.
Transfer Agent and Registrar
       The transfer agent and registrar for our common stock is                               . The transfer agent’s telephone number is                            .

SHARES ELIGIBLE FOR FUTURE SALE
       Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
       Upon the completion of this offering, we expect to have a total of                     outstanding shares of common stock, which includes the                      shares of common stock sold by us in this offering. If the underwriters exercise their over-allotment in full, we expect to have                      shares of common stock outstanding upon the completion of this offering.
       All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act or applicable Canadian securities laws, except for “restricted” shares held by persons who may be deemed our “affiliates,” as that term is defined under Rule 144 of the Securities Act. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.
       The common stock held by Wendy’s are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act and will be deemed to be held by Wendy’s for more than two years. These restricted securities may be sold in the public market by Wendy’s only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Rule 144
       Affiliates will be permitted to sell common stock that they purchase in this offering only through registration under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption available by complying with Rule 144 of the Securities Act. In general, under Rule 144 in effect as of the date of this prospectus, beginning 90 days after the date of this prospectus, an affiliate who has beneficially owned our common stock for at least one year would be entitled to sell in brokers’ transactions a number of such shares within any three-month period that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which is approximately shares of common stock upon the completion of this offering; and

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to certain restrictions.

       Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.
Lock-up Agreements
       We, our directors and officers and Wendy’s have agreed with the underwriters not to sell, dispose of or hedge any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. In addition, the lock-up agreement executed by Wendy’s will not restrict its ability to spin-off all of our common stock that it owns to its common stockholders as described below under “— Spin-off.”
       The release by the representatives of the underwriters of any lock-up will be considered on a case by case basis. Factors in deciding whether to release common stock may include the length of time before the lock-up expires, the number of shares of common stock involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours.
Shares Issued Under Employee Plans
       We intend to file registration statements on Form S-8 under the Securities Act to register approximately                    shares of common stock issuable, with respect to shares of common stock to be granted, or otherwise, under our employee plans. Currently, there are no outstanding options to purchase shares of common stock. These registration statements are expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of share options or restricted stock units after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.
Registration Rights
       After the completion of this offering and the expiration of the lock-up period described above, Wendy’s will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Wendy’s. See “Our Relationship With Wendy’s—Agreements Between Wendy’s and Us—Registration Rights Agreement.”
Spin-off
       Wendy’s has informed us that it intends to spin-off its remaining ownership interest in us to its common shareholders by means of a special dividend to its common shareholders as soon as practical, which is expected to be within 9 to 18 months after completion of this offering, depending on market conditions. Any determination by Wendy’s to complete the spin-off may be contingent upon the satisfaction or waiver of a variety of conditions deemed appropriate by Wendy’s. Without our prior written consent, Wendy’s will not effect the spin-off of the shares of our common stock it owns to its shareholders unless Wendy’s has obtained a private letter ruling from the U.S. Internal Revenue Service or an opinion of legal counsel, in either case reasonably acceptable to the Wendy’s board of directors, to the effect that (i) Wendy’s will recognize no gain or loss (and no amount will be included in its income) upon the spin-off under Section 355 of the U.S. Internal Revenue Code and (ii) no gain or loss will be recognized by (and no amount will be included in the income of) the U.S. shareholders of Wendy’s upon their receipt of our common stock pursuant to the spin-off. Common stock distributed to Wendy’s shareholders in the spin-off transaction generally would be freely transferable, except for common stock received by persons who may be deemed to be our affiliates or otherwise subject to the lock-up agreements described under “Underwriting.”
Additional Restrictions for Sales in Canada
       The sale of any of our common stock in the public market in Canada by Wendy’s (as our controlling stockholder) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the following conditions are fulfilled:

•	such sale occurs only after four months have lapsed from the date of a final receipt issued by Canadian securities regulatory authorities in respect of the final Canadian prospectus relating to the offering; and

•	prior notice of the sale must be filed with Canadian securities regulatory authorities at least seven days before any sale.
       Sales under the procedure noted above are also subject to other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
       The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder.
       A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual U.S. citizen or resident;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.
       This summary is based upon provisions of the Internal Revenue Code of 1986 (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax or an investor in a pass-through entity). We cannot assure you a change in law will not alter significantly the tax considerations described in this summary.
       If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisors.
       If you are considering the purchase of common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
       Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. The rate of withholding tax on dividends pursuant to the Canada-U.S. Income Tax Convention is generally 15.0%. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.
       A non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries.
       A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
       For a non-U.S. holder of common stock any gain realized on the disposition of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.
       An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30.0% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30.0% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
       We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.
Federal Estate Tax
       Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
       We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

       A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
       Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code) or such owner otherwise establishes an exemption. Certain stockholders, including all corporations, are exempt from the backup withholding rules.
       Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING
       We, Wendy’s and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman, Sachs & Co. and RBC Capital Markets Corporation are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
RBC Capital Markets Corporation
J.P. Morgan Securities Inc.
Scotia Capital (USA) Inc.
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
Harris Nesbitt Corp.
Lazard Capital Markets LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SG Cowen & Co., LLC
TD Securities (USA) LLC

Total

       This offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The common stock will be offered in the United States through those underwriters who are registered to offer the common stock for the sale in the United States and such other registered dealers as may be designated by the underwriters. The common stock will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common stock for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common stock outside of the United States and Canada.
       The underwriters are committed to take and pay for all of the common stock being offered, if any are taken, other than the common stock covered by the option described below unless and until this option is exercised.
       If the underwriters sell more common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional                 shares of common stock from us to cover such sales. They may exercise that option for 30 days after the date of completion of this offering. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by us	No Exercise	Full Exercise

Per Share	US$	US$
Total	US$	US$
       Common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If

all the shares of common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
       We and our executive officers and directors and Wendy’s have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any Tim Hortons Inc. shares of common stock or securities convertible into or exchangeable for such shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The release by the representatives of the underwriters of any lock-up will be considered on a case by case basis. Factors in deciding whether to release shares of common stock may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. This agreement does not apply to any existing employee benefit plans or Wendy’s right to spin-off all of our common stock that it owns to its shareholders. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
       The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
       Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us, Wendy’s and the representatives. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
       The TSX has conditionally approved the listing of our common stock. Listing is subject to our fulfilling all of the requirements of the TSX, including distribution of our common stock to a minimum number of public securityholders. We have applied to list our common stock on the NYSE. In connection with our application to list the common stock on the NYSE, in order to meet one of the requirements for listing, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
       The underwriting agreement provides that the obligations of the underwriters to purchase the common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the common stock. In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       In accordance with policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the underwriters may not throughout the period of distribution, bid for or purchase common stock. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common stock. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the share at levels other than those which might otherwise prevail on the open market. Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the share of common stock to be higher than the price that would otherwise exist in the open market in the absences of these transactions. The underwriters may conduct these transactions on the NYSE, the TSX or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, on the TSX, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(1) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(3) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the share of common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       Our common stock has not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any of our common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       At our request, the underwriters have reserved up to                      shares of common stock for sale, at the initial public offering price, through a directed share program to persons that we believe have contributed to our growth, including franchisees, members of our management and our employees and directors. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in this offering will be reduced to the extent the reserved shares are purchased in the directed share program. Any reserved shares of common stock not purchased through the directed share program will be offered to the general public on the same basis as the other common stock offered hereby.
       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.
       We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .
       We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities laws.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Wendy’s and/or us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS
       The validity of the common stock offered hereby will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C. and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Certain matters regarding Canadian law will be passed upon for us by Lang Michener LLP, and for the underwriters by Torys LLP.
EXPERTS
       The consolidated financial statements as of December 28, 2003 and January 2, 2005, and for the years ended December 29, 2002, December 28, 2003 and January 2, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

TIM HORTONS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholder of Tim Hortons Inc.:
       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder’s equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Tim Hortons Inc. and its subsidiaries at January 2, 2005 and December 28, 2003 and the results of their operations and their cash flows for each of the years ended January 2, 2005, December 28, 2003, and December 29, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Columbus, Ohio
November 30, 2005

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended December 29, 2002,
	December 28, 2003 and
	January 2, 2005

	2002	2003	2004

	(in thousands,
	except number of shares)
Revenues
Sales	$656,833	$727,508	$845,231
Franchise revenues:
Rents and royalties	322,043	367,756	414,096
Franchise fees	80,695	76,516	78,939

	402,738	444,272	493,035

Total revenues	1,059,571	1,171,780	1,338,266

Costs and expenses
Cost of sales	575,337	636,311	741,198
Operating expenses	118,420	131,224	150,029
Franchise fee costs	73,329	71,090	73,422
General and administrative expenses	71,851	80,394	85,744
Equity income	(5,056)	(23,057)	(32,548)
Other (income) expense, net	(7,623)	(3,079)	1,116

Total costs and expenses, net	826,258	892,883	1,018,961

Operating income	233,313	278,897	319,305
Interest expense	(5,425)	(7,022)	(6,911)
Interest income	2,871	2,098	2,802
Affiliated interest expense, net	(17,786)	(11,110)	(9,410)

Income before income taxes	212,973	262,863	305,786
Income taxes	80,161	106,601	100,735

Net income	$132,812	$156,262	$205,051

Basic earnings per share of common stock	$190	$223	$293

Basic shares	700	700	700

See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	December 28, 2003 and
	January 2, 2005

	2003	2004

	(in thousands)
Assets
Current assets
Cash and cash equivalents	$86,151	$129,301
Accounts receivable, net	92,054	80,889
Notes receivable, net	9,404	8,627
Deferred income taxes	1,644	3,269
Inventories and other	25,786	35,150
Short-term investments	32,210	—
Amounts receivable from Wendy’s	138,580	52,192
Notes receivable from Wendy’s	59,210	173,747
Advertising fund restricted assets	20,309	21,333

Total current assets	465,348	504,508
Property and equipment, net	789,995	909,624
Notes receivable, net	18,151	11,959
Goodwill	—	30,527
Deferred income taxes	7,633	9,151
Intangible assets, net	6,865	5,777
Equity investments	128,207	146,415
Note receivable from Wendy’s	128,000	128,000
Other assets	2,824	10,908

Total assets	$1,547,023	$1,756,869

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$69,425	$94,702
Accrued expenses
Salaries and wages	2,585	4,102
Taxes	61,016	72,214
Other	51,114	55,624
Deferred income taxes	2,567	529
Advertising fund restricted liabilities	20,309	21,333
Notes payable to Wendy’s	84,167	185,725
Current portion of long-term obligations	4,431	4,757

Total current liabilities	295,614	438,986

Long-term obligations
Term debt	14,721	18,062
Notes payable to Wendy’s	304,488	181,090
Capital leases	48,465	47,689

Total long-term obligations	367,674	246,841

Deferred income taxes	15,968	23,325
Other long-term liabilities	24,989	26,028
Commitments and contingencies
Stockholder’s equity
Common stock, no stated value per share, Authorized: 1,000 shares,
Issued 700 shares	233,707	233,707
Retained earnings	628,575	833,626
Accumulated other comprehensive expense:
Cumulative translation adjustments and other	(19,504)	(45,644)

Total stockholder’s equity	842,778	1,021,689

Total liabilities and stockholder’s equity	$1,547,023	$1,756,869

See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years ended
	December 29, 2002,
	December 28, 2003 and
	January 2, 2005

	2002	2003	2004

	(in thousands)
Cash flows from operating activities
Net income	$132,812	$156,262	$205,051
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	49,109	58,801	69,008
Equity income, net of dividends	(2,056)	(15,557)	(19,248)
Deferred income taxes	1,652	32,794	2,049
Gain from sale	(4,966)
Changes in operating assets and liabilities
Accounts and notes receivable	(1,444)	(28,680)	18,262
Inventories and other	(1,087)	(206)	(8,734)
Accounts payable and accrued expenses	33,061	16,216	40,464
Amounts receivable from (payable to) Wendy’s	(44,671)	(50,745)	86,388
Increase (decrease) in other assets	1,820	(1,049)	483
Other, net	(17,345)	(20,648)	6,848

Net cash provided by operating activities	146,885	147,188	400,571

Cash flows from investing activities
Capital expenditures	(111,788)	(131,865)	(197,810)
Acquisition of New England restaurants	—	—	(60,874)
Proceeds from sale of cup business	31,486	—	—
Principal payments on notes receivable	6,997	4,158	7,770
Investments in joint ventures and other investments	(38,718)	(9,018)	(1,982)
Short-term investments	—	(31,924)	31,924
Short-term (loans to) repayments by Wendy’s, net	(476,679)	68,083	(129,518)
Other investing activities	(8,578)	(7,475)	(6,465)

Net cash used in investing activities	(597,280)	(108,041)	(356,955)

Cash flows from financing activities
Proceeds from issuance of debt	3,709	3,195	2,812
Short-term debt (repayments to) borrowings from
Wendys, net	14,774	(38,064)	—
Long-term borrowings from Wendy’s	—	—	54,377
Repayment of long-term borrowings from Wendy’s	—	—	(52,552)
Capital contributions from Wendy’s	443,884	—	—
Principal payments on other long-term debt obligations	(2,059)	(4,487)	(4,130)

Net cash provided by (used in) financing activities	460,308	(39,356)	507

Effect of exchange rate changes on cash	(364)	(2,978)	(973)

Increase (decrease) in cash and cash equivalents	9,549	(3,187)	43,150

Cash and cash equivalents at beginning of period	79,789	89,338	86,151

Cash and cash equivalents at end of period	$89,338	$86,151	$129,301

Supplemental disclosures of cash flow information:
Interest paid	13,464	25,790	15,424

Income taxes paid	72,382	92,152	92,712

Non-cash investing and financing activities:
Capital lease obligations incurred	$13,051	$21,921	$5,381

See also Note 15
See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder’s Equity

	Years ended
	December 29, 2002,
	December 28, 2003 and
	January 2, 2005

	2002	2003	2004

	(in thousands, except number of
	shares)
Common stock
Balance at beginning of period	$—	$443,884	$233,707
Capital contribution from Wendy’s	443,884	37,498	—
Acquisition and retirement of exchangeable shares	—	(247,675)	—

Balance at end of period	$443,884	$233,707	$233,707

Retained earnings
Balance at beginning of period	$339,501	$472,313	$628,575
Net income	132,812	156,262	205,051

Balance at end of period	$472,313	$628,575	$833,626

Accumulated other comprehensive income (expense)	$5,760	$(19,504)	$(45,644)

Stockholder’s equity	$921,957	$842,778	$1,021,689

Shares of common stock issued and outstanding	700	700	700
See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income

	Years ended
	December 29, 2002,
	December 28, 2003 and
	January 2, 2005

	2002	2003	2004

	(in thousands)
Net income	$132,812	$156,262	$205,051
Other comprehensive income (expense)
Translation adjustments	318	(23,036)	(25,860)
Cash flow hedges:
Net change in fair value of derivatives	—	(7,544)	(2,695)
Amounts realized in earnings during the period	—	5,316	2,415

Total cash flow hedges	—	(2,228)	(280)

Comprehensive income	$133,130	$130,998	$178,911

See accompanying Notes to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of business
       Tim Hortons Inc. (together with its subsidiaries, referred to herein as the “Company”) is a wholly-owned subsidiary of Wendy’s International, Inc. (together with its other subsidiaries “Wendy’s”). The Company anticipates completing an initial public offering (“IPO”) in the quarter ending April 2, 2006. After the completion of the initial public offering, Wendy’s will continue to own a controlling interest in the Company.
       The Company’s principal business is the operation, development and franchising of quick-service restaurants serving high-quality food including hot and cold coffee, baked goods, sandwiches and soups. As of January 2, 2005 the Company and its franchisees operated 2,470 restaurants in Canada and 251 units in the United States (“U.S.”) under the name “Tim Hortons”.
Fiscal year
       The Company’s fiscal year ends on the Sunday nearest to December 31. The 2002 and 2003 fiscal years consisted of 52 weeks, and the 2004 fiscal year consisted of 53 weeks.
Basis of presentation
       The functional currency of Tim Hortons Inc. is the U.S. dollar primarily because of its historical financial inter-relatedness with Wendy’s, Tim Hortons Inc. is essentially a holding company that holds investments and obligations that could readily be carried on the books of Wendy’s and the functional currency of Wendy’s is the U.S. dollar. The functional currency of each of the Company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or U.S. dollar. The majority of the Company’s operations, restaurants and cash flows are based in Canada and the Company is primarily managed in Canadian dollars. As a result, the reporting currency is the Canadian dollar. The Consolidated Financial Statements and notes are prepared in conformity with accounting principles generally accepted in the United States of America.
       The Consolidated Financial Statements include the results and balances of the Company, its wholly-owned subsidiaries and certain franchisees consolidated according to Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46R, Consolidation of Variable Interest Entities— an interpretation of ARB 51 (revised December 2003). The Company’s Consolidated Financial Statements have been derived from the consolidated financial statements and accounting records of Wendy’s, principally representing the Hortons Segment in the Wendy’s financial statements, using the historical results of operations, and historical basis of assets and liabilities of the business. Management believes the assumptions underlying the Consolidated Financial Statements are reasonable. However, the Consolidated Financial Statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Amounts due to and receivable from Wendy’s, including related party debt, are shown separately on the balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation (see also Note 13 to the Consolidated Financial Statements for consolidation of the Company’s advertising funds).
       Investments in unconsolidated affiliates over which the Company exercises significant influence but is not the primary beneficiary and does not have control are accounted for using the equity method. The Company’s share of the net income or loss of these unconsolidated affiliates is included in equity income, which is included as part of operating income because investees are operating ventures closely integrated in the Company’s business operations (see also Note 16 to the Consolidated Financial Statements).

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Cash and cash equivalents
       The Company considers short-term investments with original maturities of three months or less as cash equivalents.
Accounting estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and judgments are inherent in the calculations of royalty and other franchise-related revenue collections, legal obligations, income taxes, insurance liabilities, various other commitments and contingencies, valuations used when assessing potential impairment of goodwill, other intangibles and fixed assets and the estimation of the useful lives of fixed assets and other long-lived assets. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.
       In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management’s judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.
Inventories
       Inventories, amounting to $27.0 million and $31.3 million, net of reserves of $1.3 million and $1.3 million, at December 28, 2003, and January 2, 2005 respectively, are stated at the lower of cost (first-in, first-out) or market, and consist primarily of restaurant food items, new equipment and parts and paper supplies.
Property and equipment
       Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings and leasehold improvements and property under capital leases, the lesser of the useful life of the asset (up to 40 years) or the lease term as that term is defined in Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended; restaurant and operating equipment, up to 15 years; other equipment, up to 10 years; Interest and other costs associated with the construction of new restaurants are capitalized. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates an impairment may exist. The Company tests for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances may trigger impairment testing. Gains and losses on the disposition of fixed assets are classified in other (income) expense, net.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Property and equipment, at cost, at each year-end consisted of the following:

	2003	2004

	(in thousands)
Land	$154,174	$183,521
Buildings and leasehold improvements	622,419	715,474
Restaurant equipment	92,980	100,428
Capital leases	76,938	81,247
Computer hardware and software	40,380	44,334
Vehicles	18,073	18,194
Other	16,423	33,497
Construction in progress	22,005	38,683

	1,043,392	1,215,378

Accumulated depreciation and amortization	(253,397)	(305,754)

	$789,995	$909,624

       The Company capitalizes certain internally developed software costs, which are amortized over a period of up to 10 years. At December 28, 2003 and January 2, 2005, capitalized software development costs, net of accumulated amortization, amounted to $16.2 million and $22.8 million, respectively.
Leases
       For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight line basis over the lease term as that term is defined in SFAS No. 13, as amended, including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord (“rent holiday”). Contingent rentals are generally based on either a percentage of restaurant sales or as a percentage of restaurant sales in excess of stipulated amounts, and thus are not included in minimum lease payments but are included in rent expense when incurred. Rent is capitalized during the construction of a restaurant. Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. No individual lease is material to the Company.
       When determining the lease term for purposes of recording depreciation and rent or for evaluating whether a lease is capital or operating, the Company includes option periods for which failure to renew the lease imposes an economic penalty on the Company of such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. For example, such an economic penalty would exist if the Company were to choose not to exercise an option on leased land upon which the Company had constructed a restaurant and, as a result, the Company would lose the ability to use the restaurant.
       In the case of property that is leased or sub-leased by the Company to franchisees, minimum lease receipts are recorded as rent revenue on a straight-line basis. Contingent rent revenue is generally based on a percentage of franchisee restaurant sales and is recorded as earned.
Goodwill and other intangibles
       Goodwill is the excess of the cost of an acquired entity over the fair value of acquired net assets. For purposes of testing goodwill for impairment, the Company has determined that its reporting units are Canada and the U.S. Each constitutes a business and has discrete financial

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
information available which is regularly reviewed by management. The Company tests goodwill for impairment at least annually by comparing the reporting unit fair value, using discounted cash flows, to the carrying value to determine if there is an indication that a potential impairment may exist. Intangibles separate from goodwill are amortized on a straight-line basis over periods of up to 12 years. Lives are generally related to legal or contractual lives, but in some cases must be estimated by management based on specific circumstances. The Company tests intangible assets for impairment whenever events or circumstances indicate that an impairment may exist.
Notes receivable
       Notes receivable arise primarily from the sale of certain product and equipment to franchisees as well as agreements by the Company, under certain circumstances, to a structured repayment plan for certain franchise fees and past due franchisee obligations. Most of these notes are generally non-interest bearing and are payable in full at the end of thirty months. The need for a reserve for uncollectible amounts is reviewed on a specific franchisee basis using information available to the Company, including past due balances and the financial strength of the franchisee. Uncollectible amounts for both principal and interest are provided for as those amounts are identified and were $0.7 million and $0.5 million at December 28, 2003 and January 2, 2005, respectively. The carrying amount of notes receivable approximates fair value.
Other accrued expenses
       Included within other accrued expenses is $17.6 million and $21.5 million related to gift certificates at December 28, 2003 and January 2, 2005, respectively.
Revenue recognition
       The Company operates warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from warehouse sales are recorded when the product is delivered to the franchisee. Franchise revenues (rents, royalties and franchise fees) are normally collected within a month after a period ends. The timing of revenue recognition for sales, and franchise revenues (rents and royalties and franchise fees) does not involve significant contingencies and judgments other than providing adequate reserves against collections of franchise-related revenues. Also, see discussion of “Franchise operations” below for further information regarding franchise revenues.
Franchise operations
       The Company is predominately franchised. The Company grants franchises to independent operators who in turn pay franchise fees and other payments, which may include equipment, royalties and, in some cases, rents for each restaurant opened. Franchise fees and equipment sales generally are recorded as income when each restaurant commences operations. Royalties, based upon a percent of monthly sales, are recognized as income on the accrual basis. The Company has established reserves related to the collection of franchise royalties and other franchise-related receivables and commitments (see Note 11 to the Consolidated Financial Statements).
       The Company generally controls, either through ownership or by renting, a significant majority of the real estate on which the Company’s restaurants are located and leases the real estate to its franchisees. Rental income is recorded on the accrual basis, generally based upon a percent of monthly sales. Rental income included in rents and royalties from franchisees is shown in Note 5 to the Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Franchise owners receive assistance in such areas as real estate site selection, construction consulting, purchasing and marketing from company personnel. These franchise expenses are included in franchise fees costs. Revenues from the sale of equipment related to establishing a franchisee’s business are included in franchise fees.
       The following shows changes in the Company’s franchised locations for each of the years 2002 through 2004.

	2002	2003	2004

Franchise Restaurant Progression
Franchise restaurants in operation — Beginning of year	2,066	2,277	2,470
Franchises opened	200	207	178
Franchises closed	(18)	(30)	(26)
Net transfers within the system	29	16	1

Franchise restaurants in operation — End of year	2,277	2,470	2,623

Company-operated restaurants	71	57	98

Total system-wide restaurants	2,348	2,527	2,721

      Cost of sales related to Company operated restaurants were $86.3 million, $63.9 million and $73.5 million for the years ended 2002, 2003 and 2004, respectively.
Variable interest entities
       The Company enters into flexible lease arrangements with certain franchisees who are not required to invest a significant amount of equity. Because the legal entity within which such a franchise operates is considered to not be adequately capitalized, that entity is considered a variable interest entity (“VIE”). Based on review of the financial statements it receives from these franchisees, the mathematical projections performed by the Company indicate the Company is the primary beneficiary, as that term is defined by FIN 46R, of these VIEs and, accordingly, the Company has consolidated approximately 80 franchised restaurants as of 2004, or approximately 3% of the Company’s total franchise restaurants and systemwide restaurants. The related minority interest is classified in other (income) expense, net on the statement of income and other long-term liabilities on the balance sheet and is not material.
       The Company has no equity interest in any of its franchisees and has no “off-balance sheet” exposures relative to any of its franchisees as that term is described by the Securities and Exchange Commission. None of the Company’s assets serves as collateral for the consolidated franchisees and creditors of these franchisees have no recourse to the Company. The only exposure to the Company related to these VIEs relates to the collection of amounts due to the Company, which are collected weekly and which were recorded net of uncollectible amounts in the Company’s financial statements prior to the adoption of FIN 46R. The agreements governing the lease arrangements can be cancelled by either the franchisee or the Company with 30 days notice, further reducing potential exposure to the Company.
       Franchisee VIEs for which the Company is determined to be the primary beneficiary have no impact on net income reported by the Company. The impact of consolidating these VIEs to the Company’s balance sheet is also not significant. There is a small percentage of franchise restaurants considered to be VIEs for which the Company holds a significant variable interest, but for which the Company is not the primary beneficiary. The Company’s maximum exposure to loss as a result of its involvement with this small percentage of franchise restaurants is also not material.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Advertising costs
       The Company expenses advertising costs as incurred with the exception of media development costs that are expensed beginning in the month that the advertisement is first communicated (see Note 13 to the Consolidated Financial Statements).
Foreign operations
       Assets and liabilities from the U.S. operations and certain legal entities have a U.S. dollar functional currency and are translated at the year-end Canadian dollar exchange rates and U.S. revenues and expenses are translated at average Canadian dollar exchange rates for the period. Resulting translation adjustments are recorded as a component of stockholder’s equity and in other comprehensive income. Total translation adjustments included in accumulated other comprehensive income (expense) at December 28, 2003 and January 2, 2005 were $(17.3) million and $(43.1) million, respectively. Total transaction gains (losses) included in other expense, net, were $(0.4) million, $3.8 million and $1.4 million for 2002, 2003 and 2004, respectively. The functional currency of each of the Company’s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either the Canadian or the U.S. dollar.
Derivative instruments
       In 2003 and 2004, the Company entered into forward currency contracts that reduce the Company’s cash flow exposure to changes in the U.S. and Canada exchange rates. In addition, Wendy’s corporate treasury has entered into forward currency contracts for the benefit of the Company. Forward currency contracts entered into by the Company and by Wendy’s for the benefit of the Company to sell Canadian dollars and buy U.S. dollars of $77.3 million and $38.8 million were outstanding as of December 28, 2003 and January 2, 2005, respectively, to hedge inter-company payments and purchases from third parties. The contracts outstanding at December 28, 2003 and January 2, 2005 matured at various dates through January 2005 and June 2005, respectively, and are considered to be highly effective cash flow hedges according to criteria specified in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Accordingly, the Company defers unrealized gains and losses arising from these contracts until the impact of the related transactions occur. The fair value unrealized losses on the contracts as of December 28, 2003 and January 2, 2005 of $5.5 million and $6.0 million, respectively, are based on quoted market prices and offset the impact of the underlying transactions. Gains and losses related to hedges of intercompany payments are recognized currently in earnings to offset the earnings impact of changes in the value of the hedged intercompany asset or liability when the intercompany asset or liability is marked-to-market. Gains and losses related to hedges of imports paid for by the Canadian operations in U.S. dollars are recognized in earnings when the related imports are resold to third parties. Of the $5.5 million of unrealized losses as of December 28, 2003, $3.3 million was previously recognized in earnings. Of the $6.0 million of unrealized losses as of January 2, 2005, $3.5 million was previously recognized in earnings and the remaining $2.5 million is expected to be reclassified to earnings within twelve months. These derivatives remained highly effective cash flow hedges and qualified for hedge accounting treatment through their maturity. See also Note 17 to the Consolidated Financial Statements for other derivatives entered into in 2005.
      The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the U.S. dollar. The Company seeks to manage significant cash flow and income statement exposures arising from these fluctuations and may sometimes use derivative products to reduce the risk of a significant impact on its cash flows or income. Historically, forward currency contracts have been entered into as cash flow hedges to reduce risks related to imports

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
paid for by the Canadian operations in U.S. dollars. Forward currency contracts that are cash flow hedges have also historically been entered into for certain Canadian dollar intercompany payments ultimately transferred to U.S. entities as part of Wendy’s centralized approach to cash management. The Company has investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in currency exchange rates. The Company may use derivative financial instruments to hedge this exposure. The Company does not hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flows. The Company has a policy forbidding trading or speculating in foreign currency. See also Note 17 of the Consolidated Financial Statements.
Cash Flow Presentation
      The Company classifies cash flows with Wendy’s based on the nature of the underlying transaction. Investing activities are classified based on executed agreements entered into by the Company with Wendy’s. Financing activities relate to capital transactions or executed Company borrowings from Wendy’s. Operating activities relate to amounts that arise in the normal course of business.
Net income per share
       Basic earnings per share of common stock are computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. No potentially dilutive options or shares have been issued.
Stock options and other equity-based compensation
       Certain employees of the Company participate in the stock option plans of Wendy’s that provide stock options to acquire common shares of Wendy’s. Grants of options to employees and the periods during which such options can be exercised are at the discretion of the Compensation Committee of the Wendy’s Board of Directors. All options expire at the end of the exercise period. Wendy’s uses the intrinsic value method to account for stock-based compensation grants as defined in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company uses APB Opinion No. 25 to account for stock compensation expense as allowed for a subsidiary under FIN 44. Options are granted with exercise prices equal to the fair market value of the Wendy’s common shares on the date of grant, and, accordingly, no amounts applicable at the date of grant are charged to net income. The Company recognizes options in the financial statements as expense when the original terms of certain options are modified requiring a new measurement date.
       The pro forma disclosures below are provided as if the Company adopted the cost recognition requirements under SFAS No. 123 — “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates, and therefore, this model does not necessarily provide a reliable single measure of the fair value of Wendy’s stock options.
       In calculating the fair value of options issued, the underlying characteristics of grants made under the Wendy’s WeShare Plan and the 1990 Plan are unique enough to warrant using different assumptions for these calculations because the different employee groups exhibit different exercise patterns (see Note 8 to the Consolidated Financial Statements for a description of these plans).

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       In calculating the fair value of options issued to Company employees that received grants under the Wendy’s WeShare Plan in 2002 and 2003 and under the 2003 Plan in 2004, the following assumptions were used for the years indicated:

Assumption	2002	2003	2004

Dividend yield	0.8%	0.8%	1.2%

Expected volatility	32.0%	30.0%	27.0%

Risk-free interest rate	3.8%	2.1%	2.8%

Expected lives	2.7 years	2.7 years	3.1 years

Per share weighted average fair value of options granted (expressed in U.S. dollars)	$8.93	$5.10	$8.22

       In calculating the fair value of options issued to Company employees under the Wendy’s 1990 Plan for key employees, the following assumptions were used for the years indicated:

Assumption	2002	2003	2004

Dividend yield	0.8%	0.8%	1.2%

Expected volatility	33.0%	34.0%	31.0%

Weighted average risk-free interest rate	4.7%	3.0%	3.5%

Expected lives	4.9 years	4.9 years	4.9 years

Per share weighted average fair value of options granted (expressed in U.S. dollars)	$12.87	$8.88	$11.89

       Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS No. 123, as amended by SFAS No. 148, the Company would have recorded net income and earnings per share as follows:

	2002	2003	2004

	(in thousands)
Net income, as reported	$132,812	$156,262	$205,051
Add: Stock compensation cost recorded under APB Opinion No. 25, net of tax	—	398	—
Deduct: Stock compensation cost calculated under SFAS No. 123, net of tax	(6,166)	(6,480)	(6,739)

Pro forma net income	$126,646	$150,180	$198,312

Earnings per share:
Basic as reported	$190	$223	$293

Basic pro forma	$181	$215	$283

       The above stock compensation cost calculated under SFAS No. 123, net of tax, is based on costs generally computed over the vesting period of the award. SFAS No. 123R requires compensation cost for stock-based compensation awards to be recognized immediately for new awards granted to retirement eligible employees and over the period from the grant date to the date retirement eligibility is achieved, if that period is shorter than the normal vesting period.
       If the guidance on recognition of stock compensation expense for retirement eligible employees were applied to the periods reflected in the financial statements, the impact on the Company’s pro-

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
forma net income would have been a reduction of $4.3 million, $0.7 million and $0.1 million for the years ended December 29, 2002, December 28, 2003 and January 2, 2005, respectively.
       The impact of applying SFAS No. 123 in this pro-forma disclosure is not necessarily indicative of future results.

NOTE 2	EXPENSE ALLOCATIONS
       The consolidated statements of operations and balance sheets include certain amounts related to Wendy’s, including:
General Corporate Expenses
       General corporate expense allocations represent costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives Wendy’s provides to the Company. The allocations are primarily based on specific identification and the relative percentage of the Company’s revenues and headcount to the respective total Wendy’s costs. Substantially all of these allocations are reflected in general and administrative expenses in the Company’s consolidated statements of operations and totalled $12.7 million, $12.9 million and $13.3 million on a pre-tax basis for 2002, 2003 and 2004, respectively.
       The Company and Wendy’s considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company. Actual costs which may have been incurred if the Company had been a stand-alone public company in 2002, 2003 and 2004 would depend on a number of factors, including how the Company chose to organize itself, what if any functions were outsourced or performed by Company employees and strategic decisions made in areas such as information technology systems and infrastructure. However, the Company currently does not believe the difference between the cost allocations from Wendy’s and the costs the Company would have incurred on a stand-alone basis would have a material impact on the Company’s statements of operations, balance sheets or statements of cash flows for 2002, 2003 and 2004.
Interest Expense
       Affiliated interest expense, net in the consolidated statements of operations reflects interest costs related to specific net borrowings by the Company, in the form of promissory notes, from Wendy’s. Notes receivable from and payable to Wendy’s are shown on the Company’s consolidated balance sheets. No amount is included in affiliated interest expense, net for other amounts receivable from and payable to Wendy’s which were not in the form of a promissory note and for which no interest rate was specified. Also, Wendy’s has not allocated a portion of its external debt interest cost to the Company. As a result, net interest expense recorded by the Company does not reflect the expense the Company would have incurred as a stand-alone company.
Amounts Receivable from and Payable to Wendy’s
       Wendy’s uses primarily a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Wendy’s reflected as amounts receivable from Wendy’s and notes payable and receivable from Wendy’s in the Company’s consolidated balance sheets. Types of transactions between the Company and Wendy’s include (1) cash from the Company’s U.S. operations which are transferred to Wendy’s bank account on a

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
regular basis, (2) net cash borrowings from Wendy’s used to fund operations, capital expenditures, acquisitions and for other purposes, (3) payment of related party dividends and interest to Wendy’s on a regular basis, and (4) allocations of corporate expenses identified above.
       Under the terms of the shared services agreement with Wendy’s, the amounts receivable from Wendy’s and notes receivable from and payable to Wendy’s are expected to be contributed to the Company by Wendy’s or distributed by the Company to Wendy’s in 2005, forming a part of the continuing equity of the Company.

NOTE 3	GOODWILL AND OTHER INTANGIBLE ASSETS
       The table below presents amortizable and unamortizable intangible assets as of December 28, 2003 and January 2, 2005:

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
2003
Amortizable intangible assets:
Trademarks	$6,456	$(1,159)	$5,297
Other	2,787	(1,219)	1,568

	$9,243	$(2,378)	$6,865

Unamortizable intangible assets:
Goodwill			$—

2004
Amortizable intangible assets:
Trademarks	$6,455	$(1,696)	$4,759
Other	2,784	(1,766)	1,018

	$9,239	$(3,462)	$5,777

Unamortizable intangible assets:
Goodwill			$30,527

       Included in Other above are $1.6 million and $1.0 million in 2003 and 2004, respectively, in intangible assets, net of accumulated amortization of $1.2 million and $1.7 million, related to the use of the name and likeness of Ronald V. Joyce, a former director of the Company. The name and likeness are being amortized over a period of 5 years.
       Total intangibles amortization expense was $1.1 million for each of the years-ended December 28, 2003 and January 2, 2005. The estimated annual intangibles amortization expense for 2005 and 2006 is approximately $1.0 million and for the years 2007 through 2009 is approximately $0.5 million.
       The changes in the carrying amount of goodwill for the year ended 2003, are as follows:

	Canada	U.S.

	(In thousands)
Balance as of December 29, 2002	$660	$43
Goodwill related to dispositions	(660)	(43)

Balance as of December 28, 2003	$—	$—

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The changes in the carrying amount of goodwill for the year ended 2004 are as follows:

	Canada	U.S.

	(In thousands)
Balance as of December 28, 2003	$—	$—
Goodwill recorded in connection with acquisitions	—	34,984
Translation adjustments	—	(4,457)

Balance as of January 2, 2005	$—	$30,527

NOTE 4	TERM DEBT
       Since 1995 the Company has been a wholly-owned subsidiary of Wendy’s. Accordingly, the Company did not seek significant external financing as it was funded primarily by Wendy’s.
       Notes payable to and receivable from Wendy’s are described in Note 15 to the Consolidated Financial Statements.
       Excluding amounts owed to Wendy’s, the Company’s total debt at December 28, 2003 and January 2, 2005 was $14.8 million and $18.3 million, respectively. All of the Company’s debt at December 28, 2003 and $17.5 million of the Company’s debt at January 2, 2005 was recorded in accordance with EITF 97-10, The Effect of Lessee Involvement in Asset Construction. Under EITF 97-10, the Company is considered the owner of certain restaurants leased by the Company from an unrelated lessor because the Company helped to construct some of the structural elements of those restaurants. Accordingly, the Company has included the restaurant construction costs for these restaurants in fixed assets and recorded the lessor’s contributions to the construction costs for these certain restaurants as debt. The average imputed interest rate for the debt recorded in accordance with EITF 97-10 is approximately 17%. In addition to debt recorded in accordance with EITF 97-10, the Company had debt at January 2, 2005 of $0.8 million. Based on cash flows and market interest rates, the estimated fair value of the Company’s recorded debt, excluding amounts owed to Wendy’s, was approximately $42 million and $48 million at December 28, 2003 and January 2, 2005, respectively.
       Future maturities for the Company’s recorded debt, excluding notes payable to Wendy’s and certain Wendy’s subsidiaries, at January 2, 2005 are as follows:

(In thousands)

2005	$283
2006	198
2007	267
2008	338
2009	383
Later years	16,876

Total	18,345
Current portion	(283)

$18,062

      At January 2, 2005, the Company had a revolving credit facility of $25 million, all of which was undrawn, except for approximately $5.0 million that was committed to support outstanding letters of credit. This annual operating facility is available in Canadian dollars or U.S. dollar equivalent with interest at the bank’s prime lending rate, banker’s acceptance fee plus 1.25%, the bank’s U.S. dollar

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
base rate or LIBOR plus 1.25% per annum. The facility does not have any financial covenants except for an accelerated repayment clause if there is a material adverse change in our financial or environmental condition.

NOTE 5	LEASES
       The Company occupies land and buildings and uses equipment under terms of numerous lease agreements expiring on various dates through 2043 (except for two leases that expire in 2086 and 2100). Terms of land and building leases are generally equal to the initial lease period of 10 to 20 years while land only lease terms can extend longer. Many of these leases provide for future rent escalations and renewal options. Certain leases require contingent rent, determined as a percentage of sales. Most leases also obligate the Company to pay the cost of maintenance, insurance and property taxes.
       Assets leased under capital leases, excluding leasehold improvements, consisted of the following:

	2003	2004

	(In thousands)
Buildings	$68,244	$77,156
Other	8,694	4,091
Accumulated depreciation	(27,194)	(22,197)

	$49,744	$59,050

       At January 2, 2005, future minimum lease payments for all leases, and the present value of the net minimum lease payments for capital leases, were as follows:

	Capital Leases	Operating Leases

	(In thousands)
2005	$9,097	$52,406
2006	10,234	46,537
2007	6,623	47,915
2008	6,468	44,696
2009	6,283	41,310
Later years	49,813	326,023

Total minimum lease payments	88,518	$558,887

Amount representing interest	(36,355)

Present value of net minimum lease payments	52,163
Current portion	(4,474)

	$47,689

       Total minimum lease payments have not been reduced by minimum sublease rentals of $69.9 million under capital leases, and $453.1 million under operating leases due in the future under non-cancelable subleases.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Rent expense for each year is included in operating expenses and amounted to:

	2002	2003	2004

	(In thousands)
Minimum rents	$45,185	$47,962	$52,859
Contingent rents	16,666	19,898	24,090

	$61,851	$67,860	$76,949

       In connection with the franchising of certain restaurants, the Company has leased or subleased land, buildings and equipment to the related franchise owners. Most leases provide for fixed payments with contingent rent when sales exceed certain levels, while others provide for monthly rentals based on a percentage of sales. Lease terms are generally 10 years with one or more five-year renewal options. The franchise owners bear the cost of maintenance, insurance and property taxes.
       At each year-end, company assets leased under operating leases, including leasehold improvements under operating and capital leases, consisted of the following:

	2003	2004

	(In thousands)
Land	$136,742	$145,413
Buildings	651,976	708,427
Equipment	75,092	69,196

	863,810	923,036
Accumulated depreciation	(189,041)	(226,978)

	$674,769	$696,058

       At January 2, 2005, future minimum lease receipts were as follows:

Operating Leases

(In thousands)
2005	$144,694
2006	134,937
2007	124,358
2008	111,628
2009	95,745
Later years	215,559

$826,921

       Rental income for each period is included in franchise revenues and amounted to:

	2002	2003	2004

	(In thousands)
Minimum rents	$100,629	$116,004	$136,268
Contingent rents	137,976	157,203	180,399

	$238,605	$273,207	$316,667

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 6	INCOME TAXES
       The Company’s income tax provision and related deferred income tax amounts are determined as if the Company filed tax returns on a stand alone basis. The Company’s U.S. entities currently join in the filing of a consolidated U.S. tax return with Wendy’s and its other U.S. subsidiaries. The provision for income taxes each period consisted of the following:

	2002	2003	2004

	(In thousands)
Current
U.S. Federal	$(4,330)	$(1,207)	$(6,482)
U.S. State and local	(206)	(173)	266
Canadian	83,045	75,187	104,902

	78,509	73,807	98,686

Deferred
U.S. Federal	8,063	25,278	1,642
U.S. State and local	112	668	247
Canadian	(6,523)	6,848	160

	1,652	32,794	2,049

	$80,161	$106,601	$100,735

       The effective income tax rate for 2002 was 37.6% compared to 40.6% for 2003 and 32.9% for 2004. The rate was higher in 2003 compared to 2002 primarily due to the increase to the valuation allowance for deferred taxes associated with foreign tax credits that occurred in 2003. The rate was lower in 2004 as a result of the reduction in Canadian tax rates and the non-recurrence of the aforementioned change to the valuation allowance.
       The provision for Canadian taxes includes withholding taxes. Income before income taxes for Canadian operations was $204.6 million, $226.8 million and $266.3 million for the years ended 2002, 2003 and 2004, respectively.
       The temporary differences which give rise to deferred tax assets and liabilities at each year-end consisted of the following:

	2003	2004

	(In thousands)
Deferred tax assets
Lease transactions	$1,347	$1,587
Canadian operations	9,277	12,406
Foreign tax credit carryforwards	26,012	33,304
All other	46	20

	36,682	47,317
Valuation allowance	(26,012)	(33,304)

	$10,670	$14,013

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

	2003	2004

	(In thousands)
Deferred tax liabilities
Lease transactions	$25	$116
Property and equipment basis differences	10,234	13,349
Intangible assets basis differences	—	1,791
Canadian operations	7,493	10,191
All other	2,176	—

	$19,928	$25,447

       A deferred tax asset has been established for foreign tax credit carryforwards. A portion of the credits previously scheduled to expire in 2006 will now expire in 2011 as a result of the American Jobs Creation Act of 2004. The balance of the credits expire in 2014. A valuation allowance in the amount of $33.3 million has been established as a result of management’s determination that it is more likely than not that these foreign tax credit carryforwards will not be realized.
       A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company’s effective tax rate for each year is shown below:

	2002	2003	2004

	(In thousands)
Income taxes at statutory rate	$74,541	$92,002	$107,059
Taxes on non-U.S. earnings, net of related tax credits	4,398	14,473	(6,964)
State and local taxes, net of federal benefit	(61)	321	352
Other	1,283	(195)	288

Income taxes at effective rate	$80,161	$106,601	$100,735

       The determination of annual income tax expense takes into consideration amounts which may be needed to cover exposures for open tax years. The Internal Revenue Service is currently conducting an examination of the Wendy’s federal income tax returns for the years 2001 through 2004. The Canada Revenue Agency is currently conducting an examination of various Canadian subsidiaries of the Company for the years 1998 through 2003. The Company does not expect any material impact on earnings to result from the resolution of matters related to open tax years; however, actual settlements may differ from amounts accrued.
       U.S. income taxes and foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in the operations of such subsidiaries. The amount of these earnings was approximately $45.4 million at January 2, 2005. The Company has provided deferred taxes at January 2, 2005 on $132.2 million of unremitted earnings, which are not considered to be indefinitely reinvested. The additional taxes payable on earnings considered indefinitely reinvested would approximate $2.3 million, consisting primarily of additional foreign withholding taxes.

NOTE 7	CAPITAL STOCK
       The Company has issued and outstanding 700 shares of common stock with one vote per share. All of the Company’s common stock is held by Wendy’s.
       On December 29, 1995, Wendy’s acquired, in a transaction accounted for as a pooling of interests, all of the stock of 1052106 Ontario Limited, formerly 632687 Alberta Ltd., the parent company of the Tim Hortons restaurant chain, for 16.45 million shares of a Canadian subsidiary of

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
the Company exchangeable for 16.45 million common shares of Wendy’s International, Inc. Mr. Ronald V. Joyce, a former director of Wendy’s, held all of the exchangeable shares. The Company purchased and retired 1.0 million exchangeable shares from Mr. Joyce for $32.30 ($21.21 in U.S. dollars) per share in 1998 and 9.7 million exchangeable shares for $40.47 ($25.75 in U.S. dollars) per share in the fourth quarter of 2001. On December 19, 2002, Mr. Joyce transferred, with Wendy’s consent, all of the remaining 5.7 million exchangeable shares to an entity that was wholly-owned by him. On January 2, 2003, the 5.7 million exchangeable shares were exchanged into common shares of Wendy’s with a value of $43.14 ($27.32 in U.S. dollars) per share, which represents the publicly traded share value of Wendy’s on that date. The exchange by the Company of Wendy’s shares for the exchangeable shares is classified as an equity transaction because it represents the settlement of shares issued by a subsidiary of Tim Hortons Inc.
       In 2002, the Company received capital contributions in the form of cash from Wendy’s totaling $443.9 million. In 2003, the Company received an additional capital contribution from Wendy’s in the form of Wendy’s shares totaling $37.5 million. Also in 2003, Wendy’s settled certain debt obligations to the Company in exchange for an equivalent value of Wendy’s shares. The total Wendy’s shares received as a capital contribution and in settlement of debt totalled 5.7 million shares, were valued at $247.7 million and were used in the above 5.7 million share exchange.

NOTE 8	STOCK COMPENSATION
       Certain employees of the Company participate in various stock option plans of Wendy’s to acquire Wendy’s common stock. The following is a description of the Wendy’s plans and tables summarizing stock option activity, outstanding options and exercisable options for the Company’s employees.
       On August 2, 1990, the Wendy’s Board of Directors adopted the WeShare Stock Option Plan (“WeShare Plan”), a non-qualified stock option plan that provided for grants of options equal to 10 percent of each eligible employee’s earnings, with a minimum of 20 options to be granted to each eligible employee annually. Beginning in 2002, options equal to 8 to 12 percent of each eligible employee’s earnings could be granted under the WeShare Plan. The percentage of each eligible employee’s earnings was determined by Wendy’s annual performance as measured by earnings per share growth and Wendy’s three-year average total shareholder return relative to the Standard & Poor’s 500 Index.
       On both April 29, 2002 and April 23, 2003, approximately 0.1 million options were granted under the WeShare Plan to eligible Company employees at an exercise price of US$37.87 per share and US$27.99 per share, respectively. No options were awarded under the WeShare Plan in 2004.
       On August 2, 1990, the Wendy’s Board of Directors adopted the 1990 Stock Option Plan (“1990 Plan”). A total of 0.7 million, 0.5 million and 0.5 million options were granted to the Company’s employees under the 1990 Plan in 2002, 2003 and 2004, respectively. These options were primarily granted on April 29, 2002, April 23, 2003 and April 22, 2004, at an exercise price of US$37.87 per share, US$27.99 per share and US$40.62 per share, respectively.
       Both the WeShare Plan and 1990 Plan options have a term of 10 years from the grant date and become exercisable in installments of 25 percent on each of the first four anniversaries of the grant date.
       On April 22, 2004, Wendy’s shareholders approved the 2003 Stock Incentive Plan (“2003 Plan”). The 2003 Plan provides for equity compensation awards in the form of stock options, restricted stock, stock units, stock appreciation rights, dividend equivalent rights, performance awards

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
and share awards (collectively, “Awards”) to eligible employees and Directors of the Company or its subsidiaries.
       A total of 0.1 million options were granted to the Company’s employees under the 2003 Plan during 2004. These options were primarily granted on April 22, 2004 at an exercise price of US$40.62.
       The following is a summary of stock option activity for the Company’s employees for the last three years:

	Wendy’s Shares	Weighted Average
	Under Option	Price Per Share

	(Shares in thousands)	(in U.S. Dollars)
Balance at December 30, 2001	1,805	$24.39
Granted	769	37.54
Exercised	(280)	22.02
Canceled	(27)	25.83

Balance at December 29, 2002	2,267	29.08
Granted	622	28.01
Exercised	(488)	24.28
Canceled	(63)	30.45

Balance at December 28, 2003	2,338	29.80
Granted	597	40.55
Exercised	(121)	23.40
Canceled	(79)	32.64

Balance at January 2, 2005	2,735	$32.35

       Options exercisable to purchase Wendy’s common shares totalled 0.8 million, 0.8 million and 1.2 million at December 29, 2002, December 28, 2003 and January 2, 2005, respectively.
       The following tables summarize stock options for Wendy’s shares held by the Company’s employees which were outstanding and exercisable at January 2, 2005:

	Options Outstanding

	Shares Under	Weighted Average
	Options	Remaining	Weighted Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price

(In U.S. dollars)	(in thousands)	(in years)	(in U.S. Dollars)
$17.38 - $23.03	257	4.7	$19.65
$23.04 - 28.58	998	7.3	27.48
$28.59 - 34.36	238	5.0	30.97
$34.37 - 40.62	1,242	8.4	39.15

$17.38 - $40.62	2,735	7.4	$32.35

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

	Options Exercisable

	Options	Weighted Average
	Exercisable	Exercise Price

	(Shares in	(in U.S. dollars)
(Range of Exercise Prices In U.S. dollars)	thousands)
$17.38 - $23.03	257	$19.65
$23.04 - 28.58	444	27.17
$28.59 - 34.36	222	30.90
$34.37 - 40.62	323	37.87

$17.38 - $40.62	1,246	$29.05

NOTE 9	ACQUISITIONS AND INVESTMENTS
       On May 5, 2004, the Company completed its purchase of certain real and personal assets of Bess Eaton Donut Flour Co., Inc. and Louis A. Gencarelli, Sr. for $60.9 million. The assets relate to 42 coffee and donut restaurants formerly operated under the Bess Eaton name throughout Rhode Island, Connecticut and Massachusetts. The sites have been converted and are operating as Tim Hortons restaurants. The Company recorded $35.0 million of goodwill related to this acquisition.
       In 2001, the Company formed a joint venture between the Company and IAWS to build a par-baked goods manufacturing facility in Canada. The joint venture is owned and jointly-controlled on a fifty-fifty basis by the Company and IAWS Group plc and supplies the Company’s entire restaurant system with par-baked donuts. The Company has committed to invest approximately $87 million in this joint venture, of which approximately $73 million has been invested as of January 2, 2005. At December 28, 2003 and January 2, 2005, the Company’s investment in this joint venture was $74.7 million and $89.1 million, respectively, which includes amounts invested and equity earnings less distributions.

NOTE 10	DISPOSITIONS
       In 2002, the Company sold its cup manufacturing business to Dopaco. The sale, which closed in July 2002, resulted from a strategic business review by the Company’s management team. The sale generated $31.5 million in cash and a one-time pre-tax gain of $5.0 million for the Company. The net book value of fixed assets, being the major asset, at the time of sale was $20.5 million. The cup manufacturing business had been previously reported as part of the Canada operating segment.
       Under a supply agreement with Dopaco, the Company has agreed to purchase a minimum of 50% of its cup and lid supplies from Dopaco, at independently-derived competitive prices, over the period from July 15, 2002 through July 15, 2007.

NOTE 11	COMMITMENTS AND CONTINGENCIES
       Reserves related to possible losses on accounts receivable, notes receivable, real estate, guarantees, claims and contingencies involving franchisees totalled $3.9 million at December 28, 2003 and $3.1 million at January 2, 2005. These reserves are included in accounts receivable, notes receivable and other accrued expenses.
       The Company has guaranteed certain leases and debt payments, primarily related to franchisees, amounting to $1.0 million and $1.5 million at December 28, 2003 and January 2, 2005, respectively. In the event of default by a franchise owner, the Company generally retains the right to acquire possession of the related restaurants. At December 28, 2003 and January 2, 2005, the

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Company is also the guarantor on $3.9 million and $5.0 million, respectively, in letters of credit with various parties, however, management does not expect any material loss to result from these instruments because it does not believe performance will be required. The length of the lease, loan and other arrangements guaranteed by the Company or for which the Company is contingently liable varies, but generally does not exceed nine years.
       The Company participates in the Wendy’s self-insurance programs for most U.S. workers’ compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company also participates in the Wendy’s self-insurance programs for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company is allocated cost from Wendy’s to participate in these programs on a per head count basis.
       The Company has entered into purchase arrangements with some of its suppliers for terms which generally do not exceed one year. The range of prices and volume of purchases under the agreements may vary according to the Company’s demand for the products and fluctuations in market rates. These agreements help the Company secure pricing and product availability. The Company does not believe these agreements expose the Company to significant risk.
       In addition to the guarantees described above, the Company is party to many agreements executed in the ordinary course of business that provide for indemnification of third parties, under specified circumstances, such as lessors of real property leased by the Company, distributors, service providers for various types of services (including commercial banking, investment banking, tax, actuarial and other services), software licensors, marketing and advertising firms, securities underwriters and others. Generally, these agreements obligate the Company to indemnify the third parties only if certain events occur or claims are made, as these contingent events or claims are defined in each of these agreements. The Company believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the earnings or financial condition of the Company. Effective January 1, 2003, the Company adopted FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In accordance with FIN 45 and based on available information, the Company has accrued for certain guarantees and indemnities as of December 28, 2003 and January 2, 2005 which, in total, are not significant.
       The Company and its subsidiaries are parties to various legal actions and complaints arising in the ordinary course of business. The Company participates in the Wendy’s self-insurance programs and many of these actions are covered by either Wendy’s self-insurance or other insurance programs. Reserves related to the resolution of legal proceedings are included in accrued expenses other. It is the opinion of the Company that the ultimate resolution of such matters will not materially affect the Company’s financial condition or earnings.

NOTE 12	RETIREMENT PLANS
       Certain Company employees participate in various defined contribution plans of Wendy’s. Costs allocated for Company employees participating in these plans were approximately $3.0 million for 2002, $2.0 million for 2003 and $4.0 million for 2004.
       Certain U.S. employees of the Company participate in two Wendy’s-sponsored U.S. domestic defined benefit pension plans (the “Plans”). Wendy’s manages the Plans on a consolidated basis and makes contributions to the Plans in amounts sufficient, on an actuarial basis, to fund at a minimum, its portion of the Plans’ normal cost on a current basis, and to fund its portion of the actuarial liability for past service costs in accordance with U.S. Department of Treasury Regulations.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Obligations related to vested participants will remain the responsibility of Wendy’s. The Company does not intend to adopt a new U.S. defined benefit pension plan. Based on a headcount allocation approach, the Company’s pro rata expense related to the Wendy’s Plans was not significant.

NOTE 13	ADVERTISING COSTS
       The Company participates in advertising funds established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Separate advertising funds are administered for Canada and the U.S. In accordance with SFAS No. 45, “Accounting for Franchisee Fee Revenue,” the revenue, expenses and cash flows of the advertising funds are not included in the Company’s consolidated statements of operations and cash flows because the contributions to these advertising funds are designated for specific purposes, and the Company acts as an, in substance, agent with regard to these contributions. The assets held by these advertising funds are considered restricted. These restricted assets and related restricted liabilities are identified on the Company’s balance sheets.
       Contributions to the advertising funds are required to be made from both company operated and franchise restaurants and are based on a percent of restaurant retail sales. In addition to the contributions to the various advertising funds, Company and franchise restaurants make additional contributions for local and regional advertising programs.
       The Company may collect up to 4.0% of restaurant sales from franchisees and company operated restaurants for contribution to the advertising funds. The following table summarizes actual contribution rates to the advertising funds for franchise and company operated restaurants:

	Advertising Fund
	Contribution Rate
	as of
	Year-End

	2002	2003	2004

Canada	3.5%	3.5%	3.5%
U.S.	4.0%	4.0%	4.0%
       Company contributions to its various advertising funds totalled $4.2 million, $4.7 million and $3.8 million in 2002, 2003 and 2004, respectively. The total amount spent by the advertising funds in 2002, 2003 and 2004 amounted to $100.4 million, $107.7 million and $119.1 million, respectively.
       Total advertising expense of the Company, net of reimbursements from the advertising funds (for salary costs and other costs that in total were less than $0.5 million in any year) and including amounts contributed to all of the advertising funds, local advertising costs and other marketing and advertising expenses, amounted to $4.6 million, $5.2 million and $5.8 million for 2002, 2003 and 2004, respectively.

NOTE 14	SEGMENT REPORTING
       The Company operates exclusively in the food-service industry and has determined that its reportable segments are those that are based on the Company’s methods of internal reporting and management structure. The Company’s reportable segments are Canada and the U.S. There were no material amounts of revenues or transfers between reportable segments.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       The table below presents information about reportable segments:

	Canada	U.S.	Total

	(In thousands)
2002
Revenues	$946,737	$112,834	$1,059,571
% of total	89%	11%	100%
Operating income (loss)	$256,027	$(2,827)	$253,200
% of total	101%	(1%)	100%
% of revenues	27%	(3%)	24%
Capital expenditures	$70,515	$41,273	$111,788
Total assets	$828,218	$241,121	$1,069,339
2003
Revenues	$1,079,682	$92,098	$1,171,780
% of total	92%	8%	100%
Operating income (loss)	$292,526	$(27)	$292,499
% of total	100%	0%	100%
% of revenues	27%	0%	25%
Capital expenditures	$90,478	$41,387	$131,865
Total assets	$973,698	$241,425	$1,215,123
2004
Revenues	$1,218,781	$119,485	$1,338,266
% of total	91%	9%	100%
Operating income (loss)	$344,476	$(981)	$343,495
% of total	100%	0%	100%
% of revenues	28%	(1%)	26%
Capital expenditures	$132,498	$65,312	$197,810
Total assets	$1,043,950	$340,331	$1,384,281
       A reconciliation of reportable segment operating income to consolidated operating income follows:

	2002	2003	2004

	(In thousands)
Reportable segment operating income	$253,200	$292,499	$343,495
Corporate charges(1)	(19,887)	(13,602)	(24,190)

Consolidated operating income	$233,313	$278,897	$319,305

(1)	Corporate charges include certain overhead costs which are not allocated to individual segments.
       A reconciliation of total reportable segment assets to consolidated total assets follows:

	2003	2004

	(In thousands)
Total assets	$1,215,123	$1,384,281
Corporate assets	331,900	372,588

Consolidated total assets	$1,547,023	$1,756,869

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       Significant non-cash items included in reportable segment operating income follows:

	Canada	U.S.	Total

	(In thousands)
2002
Depreciation and amortization	$38,526	$10,583	$49,109

2003
Depreciation and amortization	$48,123	$10,678	$58,801

2004
Depreciation and amortization	$56,225	$12,727	$68,952

       A reconciliation of total reportable segment depreciation and amortization expense to consolidated depreciation and amortization expense follows:

	2002	2003	2004

	(In thousands)
Depreciation and amortization	$49,109	$58,801	$68,952
Corporate charges	—	—	56

Consolidated depreciation and amortization expense	$49,109	$58,801	$69,008

       Revenues and long-lived asset information by geographic area follows:

	Canada	U.S.	Total

	(In thousands)
2002
Revenues	$946,737	$112,834	$1,059,571
Long-lived assets	$521,979	$212,349	$734,328
2003
Revenues	$1,079,682	$92,098	$1,171,780
Long-lived assets	$581,044	$208,951	$789,995
2004
Revenues	$1,218,781	$119,485	$1,338,266
Long-lived assets	$646,533	$263,091	$909,624
       Revenues consisted of the following:

	2002	2003	2004

Sales:
Warehouse sales	$580,239	$669,960	$711,767
Company operated restaurant sales	76,594	57,548	63,476
Sales from restaurants consolidated under FIN 46R	—	—	69,988

	656,833	727,508	845,231

Franchise revenues:
Rents and royalties	322,043	367,756	414,096
Franchise fees	80,695	76,516	78,939

	402,738	444,272	493,035

Total revenues	$1,059,571	$1,171,780	$1,338,266

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

NOTE 15	RELATED PARTY
       In addition to the functions historically provided by Wendy’s to the Company as described in Note 2 to the Consolidated Financial Statements, certain Tim Hortons restaurants are located in sites in which a Wendy’s restaurant is also located (the “Combo Stores”). In Canada, approximately 100 Combo Stores are controlled by a 50-50 joint venture between the Company and Wendy’s. Accordingly, the joint venture is accounted for using the equity method, and income from the Company’s portion of income from the joint venture is classified in equity income on the Company’s consolidated statements of operations. In 2003 and 2004 the Company received distributions from the 50-50 joint venture with Wendy’s of $7.5 million and $7.3 million, respectively. At December 28, 2003 and January 2, 2005, the Company’s investment in this joint venture was $47.1 million and $50.3 million, respectively (see also Note 16 to the Consolidated Financial Statements). In the U.S. the Company controls the approximate 30 Combo Stores, either through acquisition or lease, and leases the Wendy’s portion of the Combo Store to Wendy’s or a Wendy’s franchisee at a rate of 8.5% of the Wendy’s restaurant sales.
       The Company enters into financing arrangements with Wendy’s that include both borrowings from Wendy’s, in the form of notes payable, and lending of amounts to Wendy’s, in the form of notes receivable. A summary of these notes and related outstanding balances is shown in the following tables. The notes contain no significant restrictions on either the Company or Wendy’s related to financial ratios, levels of indebtedness, asset sales or dispositions, liens or other such covenants. Also, the notes do not include a prepayment penalty.
       Notes payable from the Company to Wendy’s are denominated primarily in U.S. dollars and at each year end consisted of the following:

	2003	2004

	(In thousands)
Various notes payable due within 30 days on demand from Wendy’s with an average interest rate of 7.0%	$84,167	$77,257
7.25% Note due December 29, 2005	108,468	108,468
5.5% Note due October 22, 2011	196,020	149,303
6.25% Note due November 15, 2011	—	31,787

	388,655	366,815
Current portion	(84,167)	(185,725)

	$304,488	$181,090

       Notes receivable by the Company from Wendy’s are denominated primarily in U.S. dollars and at each year end consisted of the following:

	2003	2004

	(In thousands)
Various notes receivable due within 30 days on demand from the Company with an average interest rate of 3.3%	$59,210	$173,747
7.25% Note due November 30, 2013	128,000	128,000

	187,210	301,747
Current portion	(59,210)	(173,747)

	$128,000	$128,000

       Notes payable between the Company and Wendy’s may be settled other than in cash. In 2003, Wendy’s settled approximately $210.0 million in notes payable to the Company in Wendy’s shares

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(see also Note 7 to the Consolidated Financial Statements). Also, in 2002 approximately $231.0 million of notes payable by the Company to Wendy’s were settled in exchange for other amounts owed by Wendy’s to the Company.
       See also Note 2 to the Consolidated Financial Statements for a description of other amounts receivable from Wendy’s.
       Wendy’s has provided a guarantee of all of the obligations under the Company’s U.S. franchise agreement and U.S. state franchise registrations. Wendy’s has also guaranteed payment of the Company’s U.S. obligations that may arise related to the Company’s pool loan guarantee of certain franchisee borrowings. As of January 2, 2005, the Company’s total pool loan guarantee was $0.6 million.

NOTE 16	EQUITY INVESTMENTS
       Combined summarized financial information for the Company’s investments accounted for using the equity method is shown below. These investments almost exclusively are in operating ventures closely integrated into the Company’s operations, such as the joint venture investments described in Notes 9 and 16 to the Consolidated Financial Statements. These amounts are in aggregate at 100.0% levels. The net income amounts shown below include income tax expense (benefit) of ($1.0) million, $5.6 million and $8.3 million for 2002, 2003 and 2004, respectively. Fifty percent of these income tax amounts are included as part of equity income shown on the consolidated statement of operations.

	2002	2003	2004

	(In thousands)
Income Statement Information
Revenues	$50,236	$148,147	$198,726
Expenses attributable to revenues	$(29,751)	$(77,788)	$(100,959)
Net Income	$15,393	$52,650	$74,194

	2003	2004

	(In thousands)
Balance Sheet Information
Current assets	$47,220	$74,085
Noncurrent assets	$284,448	$290,705
Current liabilities	$30,971	$21,106
Noncurrent liabilities	$8,310	$15,438
Retained earnings	$115,391	$177,565

NOTE 17	SUBSEQUENT EVENTS
       In September 2005, the Company distributed a note to Wendy’s in the amount of $960.0 million in U.S. dollars ($1.1 billion in Canadian dollars). As a result, retained earnings was reduced to zero and the common stock value was reduced by $99.3 million. The outstanding principal of the note bears interest at an annual rate of 3.0%. Both the outstanding principal and accrued interest are due within 30 days of a demand for payment by Wendy’s and may be prepaid by the Company at any time.
       In addition to its foreign currency exposure from ongoing operations, the Company has identified exposure to Canadian dollar exchange rates related to certain intercompany cross-border notes. In connection with the planned IPO of the Company, the Company determined in the third quarter 2005 that these intercompany notes are expected to be repaid and, accordingly, were marked-to-market beginning in the third quarter 2005. Previously, the translation of these

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
intercompany notes was recorded into comprehensive income, rather than in the statement of operations, in accordance with SFAS No. 52, “Foreign Currency Translation.” To manage this additional exposure, the Company entered into forward currency contracts to sell $500.0 million Canadian dollars and buy $427.4 million U.S. dollars. Under SFAS No. 133, these forward currency contracts are designated as highly effective cash flow hedges and the Company defers unrealized gains and losses arising from these contracts until the impact of the related transactions occur. These contracts mature in March 2006. The fair value unrealized loss on these contracts as of October 2, 2005 was $5.0 million. During the third quarter of 2005, $5.1 million was recorded as a transaction gain related to the mark-to-market of the intercompany notes before entering into the forward currency contracts.
       Also, in the fourth quarter of 2005 the Company entered in forward currency contracts to sell $578.0 million Canadian dollars and buy $490.5 million U.S. dollars in order to hedge certain net investment positions in Canadian subsidiaries. Under SFAS No. 133, these forward currency contracts are designated as highly effective hedges and changes in the fair value of these instruments will be immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged. These contracts mature in April 2006.
       In the fourth quarter of 2005, Wendy’s accelerated the vesting of all of its remaining unvested stock options, including all stock options held by the Company’s employees. As a result, all Wendy’s stock options held by Company employees became fully vested in October 2005. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the adoption of SFAS No. 123R in the first quarter of 2006 and is also expected to have a positive effect on employee moral and retention.

NOTE 18	RECENTLY ISSUED ACCOUNTING STANDARDS
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award using an option-pricing model. The cost of the awards, including the related tax effects, will be recognized in the consolidated statement of operations. This statement eliminates the alternative to use the intrinsic value method for valuing stock based compensation, which typically resulted in recognition of no compensation cost. This statement was to become effective for interim or annual periods beginning after June 15, 2005, with early adoption encouraged. On April 15, 2005, the Securities and Exchange Commission issued Release No. 33-8568, which amended the date for compliance with SFAS No. 123R to the first interim or annual period of the first fiscal year beginning after June 15, 2005, with early adoption permitted. On October 27, 2005, Wendy’s announced that its Compensation Committee, after discussion with its Board of Directors, approved accelerated vesting of all outstanding stock options, except those held by the independent Directors of Wendy’s. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following adoption of SFAS No. 123R and is expected to have a positive effect on employee morale and retention. The Wendy’s Compensation Committee imposed a holding period that will require all executive officers to refrain from selling net shares acquired upon any exercise of these accelerated options, until the date on which the exercise would have been permitted under the option’s original vesting terms or, if earlier, the executive officer’s death, disability or termination of employment. Under SFAS No. 123R, the classification of cash flows between operating and financing activities will be affected due to a change in treatment for tax benefits realized. As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, the Company does not expect the adoption of SFAS No. 123R to have a significant impact on its financial statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
       SFAS No. 123R requires recognition of compensation cost under a non-substantive vesting period approach, which requires recognition of compensation expense when an employee is eligible to retire. The Company has historically recognized this cost under the nominal vesting approach, generally over the normal vesting period of the award. When the Company adopts SFAS No. 123R in the first quarter of 2006, it will change to the non-substantive approach. See Note 1 to the Consolidated Financial Statements for a discussion of the impact of this change when the Company adopts SFAS No. 123R.
       In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” The consensus requires that the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with the accounting policy followed by the Company and thus had no impact upon adoption.
       In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist at the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period from the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123R. The Company does not expect adoption to have a significant impact on its financial statements.
       In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The Company is currently in the process of evaluating the impact of adopting FSP FAS 13-1, but does not expect it to have a significant impact on its financial statements.

TIM HORTONS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations

	Nine Months Ended	Nine Months Ended
	September 26,	October 2,
	2004	2005

	(Unaudited)
	(in thousands,
	except share data)
Revenues
Sales	$602,978	$703,484
Franchise revenues:
Rents and royalties	301,536	333,026
Franchise fees	48,545	41,658

	350,081	374,684

Total revenues	953,059	1,078,168

Costs and expenses
Cost of sales	527,818	613,245
Operating expenses	108,446	119,479
Franchise fee costs	46,055	43,206
General and administrative expenses	61,893	73,728
Equity income	(23,089)	(23,281)
Other income	(302)	(7,530)

Total costs and expenses, net	720,821	818,847

Operating income	232,238	259,321

Interest expense	(5,015)	(3,283)
Interest income	1,650	2,300
Affiliated interest expense, net	(7,536)	(4,910)

Income before income taxes	221,337	253,428
Income taxes	70,505	78,767

Net income	$150,832	$174,661

Basic earnings per share of common stock	$215	$250

Basic shares	700	700

See accompanying Notes to the Condensed Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets

	January 2,	October 2,
	2005	2005

	(Unaudited)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$129,301	$119,248
Accounts receivable, net	80,889	85,397
Notes receivable, net	8,627	8,912
Deferred income taxes	3,269	2,137
Inventories and other	35,150	34,673
Amounts receivable from Wendy’s	52,192	34,069
Notes receivable from Wendy’s	173,747	189,111
Advertising fund restricted assets	21,333	19,274

Total current assets	504,508	492,821
Property and equipment, net	909,624	1,009,197
Notes receivable, net	11,959	15,491
Goodwill	30,527	29,877
Deferred income taxes	9,151	9,013
Intangible assets, net	5,777	4,960
Equity investments	146,415	142,291
Note receivable from Wendy’s	128,000	—
Other assets	10,908	12,646

Total assets	$1,756,869	$1,716,296

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$94,702	$78,920
Accrued expenses
Salaries and wages	4,102	10,865
Taxes	72,214	62,787
Other	55,624	39,058
Deferred income taxes	529	538
Advertising fund restricted liabilities	21,333	30,979
Notes payable to Wendy’s	185,725	1,186,293
Current portion of long-term obligations	4,757	5,334

Total current liabilities	438,986	1,414,774

Long-term obligations
Term debt	18,062	19,890
Notes payable to Wendy’s	181,090	100,283
Advertising fund restricted debt	—	19,216
Capital leases	47,689	48,635

Total long-term obligations	246,841	188,024

Deferred income taxes	23,325	22,155
Other long-term liabilities	26,028	31,199
Commitments and contingencies
Stockholder’s equity
Common stock, no stated value per share, Authorized: 1,000 shares, Issued: 700 shares	233,707	134,363
Retained earnings	833,626	—
Accumulated other comprehensive income (expense):
Cumulative translation adjustments and other	(45,644)	(67,716)

	1,021,689	66,647
Unearned compensation — restricted stock	—	(6,503)

Total stockholder’s equity	1,021,689	60,144

Total liabilities and stockholder’s equity	$1,756,869	$1,716,296

See accompanying Notes to the Condensed Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows

	Nine Months Ended	Nine Months Ended
	September 26,	October 2,
	2004	2005

	(Unaudited)
	(In thousands)
Net cash provided from operating activities	$277,515	$168,195
Cash flows from investing activities
Capital expenditures	(126,343)	(131,866)
Acquisition of New England restaurants	(60,874)	—
Proceeds from sale	—	2,884
Principal payments on notes receivable	7,195	3,482
Investments in joint ventures and other investments	991	1,732
Short-term investments	31,924	—
Short-term loans to Wendy’s, net	(103,946)	(21,910)
Other investing activities	(4,333)	(6,011)

Net cash used in investing activities	(255,386)	(151,689)

Cash flows from financing activities
Proceeds from issuance of debt	2,141	2,166
Long-term borrowings from Wendy’s	54,377	—
Repayment of long-term borrowings from Wendy’s	(34,832)	(25,565)
Principal payments on long-term obligations	(3,114)	(2,765)

Net cash provided by (used in) financing activities	18,572	(26,164)
Effect of exchange rate changes on cash	(1,109)	(395)

Increase (decrease) in cash and cash equivalents	39,592	(10,053)

Cash and cash equivalents at beginning of period	86,151	129,301

Cash and cash equivalents at end of period	$125,743	$119,248

Supplemental disclosures of cash flow information:
Interest paid	$5,097	$12,876

Income taxes paid	66,684	84,161
Non-cash investing and financing activities:
Capital lease obligations incurred	$2,355	$5,327

Distribution of note to Wendy’s	$—	$1,115,904
See also Note 11
See accompanying Notes to the Condensed Consolidated Financial Statements.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements

NOTE 1	MANAGEMENT’S STATEMENT
       In the opinion of management, the accompanying Condensed Consolidated Financial Statements contain all adjustments (all of which are normal and recurring in nature) necessary to state fairly the financial position of Tim Hortons Inc. and subsidiaries (the “Company”) as of January 2, 2005 and October 2, 2005, and the results of operations, cash flows and comprehensive income (see Note 5) for the nine month periods ended September 26, 2004 and October 2, 2005. All of these financial statements are unaudited. The Notes to the audited Consolidated Financial Statements, which are included elsewhere in this prospectus, should be read in conjunction with these Condensed Consolidated Financial Statements. The Company is a wholly-owned subsidiary of Wendy’s International, Inc. (together with its other subsidiaries “Wendy’s”).

NOTE 2	EXPENSE ALLOCATIONS
       The condensed consolidated statements of operations include expense allocations for certain functions historically provided by Wendy’s. These allocations include costs related to corporate functions such as executive oversight, risk management, information technology, accounting, legal, investor relations, human resources, tax, other services and employee benefits and incentives. The allocations are primarily based on specific identification and the relative percentage of the Company’s revenues and headcount to the respective total Wendy’s costs. Substantially all of these allocations are reflected in general and administrative expenses in the Company’s condensed consolidated statements of operations and totalled $8.8 million and $13.8 million on a pre-tax basis for the nine month periods ended September 26, 2004 and October 2, 2005, respectively.
       The Company and Wendy’s considered these general corporate expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company.

NOTE 3	NET INCOME PER SHARE
       Basic earnings per share of common stock are computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding. No potentially dilutive options or shares have been issued.

NOTE 4	STOCK OPTIONS AND RESTRICTED STOCK
       Certain employees of the Company participate in various stock option plans of Wendy’s to acquire common shares of Wendy’s. Wendy’s uses the intrinsic value method to account for stock-based compensation grants as defined in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company uses APB Opinion No. 25 to account for stock compensation expense as allowed for a subsidiary under FIN 44. Beginning in 2005, certain Company employees began receiving Wendy’s restricted stock units, in lieu of stock options. The Company recorded $1.8 million in compensation expense, pre-tax, for restricted stock units representing the amount allocated to the Company from Wendy’s based on a specific employee basis for the nine month period ended October 2, 2005.
       The pro forma disclosures below are provided as if the Company had adopted the cost recognition requirements under Statement of Financial Accounting Standards (“SFAS”) No. 123— “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. Under SFAS No. 123, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates, and therefore, this model does not necessarily provide a reliable single

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
measure of the fair value of Wendy’s stock options. Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS No. 123, the Company would have recorded net income and earnings per share as follows:

	Nine Months Ended

	September 26,	October 2,
	2004	2005

	(In thousands)
Net income, as reported	$150,832	$174,661
Add: Stock compensation cost recorded under APB Opinion No. 25, net of tax	—	1,138
Deduct: Stock compensation cost calculated under SFAS 123, net of tax	(5,026)	(5,804)

Pro forma net income	$145,806	$169,995

Earnings per share of common stock:
Basic as reported	$215	$250

Basic pro forma	$208	$243

       The above stock compensation cost calculated under SFAS No. 123, net of tax is generally based on costs over the vesting period of the award. SFAS No. 123R requires compensation cost for stock-based compensation awards to be recognized immediately for new awards granted to retirement eligible employees and over the period from the grant date to the date retirement eligibility is achieved, if that period is shorter than the normal vesting period.
       If the guidance on recognition of stock compensation expense for retirement eligible employees was applied to the periods reflected in the financial statements, the impact on the Company’s reported net income would have been a reduction of $1.7 million for the nine month period ended October 2, 2005. There would have been no impact to the reported net income for the nine month period ended September 26, 2004. The impact on the Company’s pro-forma net income would have been a reduction of $1.0 million, and an increase of $0.6 million for the nine month periods ended September 26, 2004 and October 2, 2005, respectively.
       The impact of applying SFAS No. 123 and SFAS No. 123R in this pro-forma disclosure is not necessarily indicative of future results.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)

NOTE 5	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
       The components of other comprehensive income (expense) and total comprehensive income are show below:

	Nine Months Ended

	September 26,	October 2,
	2004	2005

	(In thousands)
Net income	$150,832	$174,661
Other comprehensive income (expense):
Translation adjustments	(10,010)	(22,814)
Cash flow hedges:
Net change in fair value of derivatives	1,156	(6,456)
Amounts realized in earnings during the period	(593)	7,198

Total cash flow hedges	563	742

Comprehensive income	$141,385	$152,589

       Other comprehensive expense is primarily comprised of translation adjustments related to fluctuations in the Canadian dollar. There was a strengthening in the Canadian dollar during the nine month periods ending September 26, 2004 and October 2, 2005. At the end of the third quarter 2005, the Canadian exchange rate was $1.16 versus $1.20 at January 2, 2005. At the end of the third quarter 2004, the Canadian exchange rate was $1.28 versus $1.31 at December 28, 2003.

NOTE 6	SEGMENT REPORTING
       The Company operates exclusively in the food-service industry and has determined that its reportable segments are those that are based on the Company’s methods of internal reporting and management structure. The Company’s reportable segments are Canada and the U.S. There were no material amounts of revenues or transfers between reportable segments.
       The table below presents information about reportable segments:

	Canada	U.S.	Total

	(In thousands, except where noted)
Nine Months Ended September 26, 2004
Revenues	$869,955	$83,104	$953,059
% of total	91%	9%	100%
Operating income (loss)	$248,478	$415.0	$248,893
% of total	100%	—%	100%
% of revenues	29%	—%	26%
Capital expenditures	$77,048	$49,295	$126,343

Nine Months Ended October 2, 2005
Revenues	$978,026	$100,142	$1,078,168
% of total	91%	9%	100%
Operating income (loss)	$279,300	$(2,110)	$277,190
% of total	101%	(1%)	100%
% of revenues	29%	(2%)	26%
Capital expenditures	$92,309	$39,557	$131,866

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
       A reconciliation of reportable segment operating income to consolidated operating income follows:

	Nine Months Ended

	September 26,	October 2,
	2004	2005

	(In thousands)
Reportable segment operating income	$248,893	$277,190
Corporate charges(1)	(16,655)	(17,869)

Consolidated operating income	$232,238	$259,321

(1)	Corporate charges include certain overhead costs which are not allocated to individual segments.

NOTE 7	GOODWILL AND OTHER INTANGIBLE ASSETS
       The table below presents amortizable and unamortizable intangible assets as of January 2, 2005 and October 2, 2005:

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	(In thousands)
January 2, 2005
Amortizable intangible assets:
Trademarks	$6,455	$(1,696)	$4,759
Other	2,784	(1,766)	1,018

	$9,239	$(3,462)	$5,777

Unamortizable intangible assets:
Goodwill			$30,527

October 2, 2005
Amortizable intangible assets:
Trademarks	$6,455	$(2,099)	$4,356
Other	2,784	(2,180)	604

	$9,239	$(4,279)	$4,960

Unamortizable intangible assets:
Goodwill			$29,877

       Included in Other above are $1.0 million and $0.6 million in intangible assets, net of accumulated amortization of $1.7 million and $2.2 million at January 2, 2005 and October 2, 2005, respectively, related to the use of the name and likeness of Ronald V. Joyce, a former director of the Company. The name and likeness are being amortized over a period of 5 years.
       Total intangibles amortization expense was $0.8 million for the year-to-date periods ended September 26, 2004 and October 2, 2005. The estimated annual intangibles amortization expense for 2006 is approximately $1.0 million and for the years 2007 through 2010 is approximately $0.5 million.
       All of the Company’s goodwill is assigned to the U.S. segment.

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
       In accordance with SFAS No. 142, the Company tests goodwill for impairment in the fourth quarter of each year (or in interim periods if events indicate possible impairment). The calculation used to test for impairment depends upon a number of estimates and assumptions, including future business results and interest rates.

NOTE 8	COMMITMENTS AND CONTINGENCIES
       The Company has guaranteed certain lease and debt payments primarily for franchisees, amounting to $1.0 million. In the event of default by a franchise owner, the Company generally retains the right to acquire possession of the related restaurants. The Company is also the guarantor on $5.3 million in letters of credit with various parties; however, management does not expect any material loss to result from these instruments because it does not believe performance will be required. The length of the lease, loan and other arrangements guaranteed by the Company or for which the Company is contingently liable varies, but generally does not exceed nine years.
       The following table summarizes guarantees of the Company (in thousands):

Balance as of
October 2, 2005

Franchisee and other lease and loan guarantees:
Canada	$371
U.S.	636

Total	$1,007

Letters of credit:
Canada	$5,129
U.S.	214

Total	$5,343

Total guarantees and indemnifications	$6,350

       In addition to the above guarantees, the Company is party to many agreements executed in the ordinary course of business that provide for indemnification of third parties, under specified circumstances, such as lessors of real property leased by the Company, distributors, service providers for various types of services (including commercial banking, investment banking, tax, actuarial and other services), software licensors, marketing and advertising firms, securities underwriters and others. Generally, these agreements obligate the Company to indemnify the third parties only if certain events occur or claims are made, as these contingent events or claims are defined in each of these agreements. The Company believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the earnings or financial condition of the Company. The liability recorded related to the above indemnity agreements is not material.

NOTE 9	RETIREMENT PLANS
       Certain U.S. employees of the Company participate in two Wendy’s-sponsored U.S. domestic defined benefit pension plans (the “Plans”). Wendy’s manages the Plans on a consolidated basis and makes contributions to the Plans in amounts sufficient, on an actuarial basis, to fund at a minimum, its portion of the Plans’ normal cost on a current basis, and to fund its portion of the actuarial liability for past service costs in accordance with Department of Treasury Regulations. Obligations related to vested participants will remain the responsibility of Wendy’s. The Company

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
does not intend to adopt a new U.S. pension plan. Based on a headcount allocation approach, the Company’s pro rata expense related to the Wendy’s Plans was not significant.

NOTE 10	ADVERTISING FUND
       The Company participates in various advertising funds established to collect and administer funds contributed for use in advertising and promotional programs designed to increase sales and enhance the reputation of the Company and its franchise owners. Separate advertising funds are administered for Canada and the U.S. In accordance with SFAS No. 45, “Accounting for Franchisee Fee Revenue”, the revenue, expenses and cash flows of the advertising funds are not included in the Company’s condensed consolidated statements of operations or cash flows because the contributions to these advertising funds are designated for specific purposes, and the Company acts as an, in substance, agent with regard to these contributions. The assets held by these advertising funds are considered restricted. The current restricted assets, current restricted liabilities and advertising fund debt are identified on the Company’s balance sheets. The current portion of advertising fund debt is included in restricted liabilities. In addition, at October 2, 2005, property and equipment, net includes $30.9 million of advertising fund assets.

NOTE 11	RELATED PARTY
       In September 2005, the Company distributed a note to Wendy’s in the amount of US$960.0 million ($1.1 billion Canadian). As a result, retained earnings were reduced to zero and the common stock value was reduced by $99.3 million. The outstanding principal of the note bears interest at an annual rate of 3%. Both the outstanding principal and accrued interest are due within 30 days of a demand for payment by Wendy’s and may be prepaid by the Company at any time. It is expected that this note will be repaid by the Company to Wendy’s. Notes and other transactions between the Company and Wendy’s may be settled in other than cash. In 2005, the Company settled a $128.0 million note receivable from Wendy’s by offsetting that amount with a $108.5 million note payable to Wendy’s and accrued interest and other amounts payable to Wendy’s totaling $19.5 million.

NOTE 12	FOREIGN CURRENCY DERIVATIVES
       In addition to its foreign currency exposure from ongoing operations, the Company has identified exposure to Canadian dollar exchange rates related to certain intercompany cross-border notes that were marked-to-market beginning in the third quarter of 2005. In connection with the planned initial public offering of the Company, the Company determined in the third quarter 2005 that these intercompany notes are expected to be repaid and, accordingly, were marked-to-market in the third quarter 2005. Previously, the translation of these intercompany notes was recorded into comprehensive income, rather than in the statement of operations, in accordance with FAS 52, “Foreign Currency Translation.” To manage this additional exposure, the Company entered into forward currency contracts that mature in March 2006 to sell $500.0 million Canadian dollars and buy $427.4 million U.S. dollars. Under SFAS No. 133, these forward currency contracts are designated as highly effective cash flow hedges. In accordance with SFAS No. 133, the Company defers unrealized gains and losses arising from these contracts until the impact of the related transactions occur. The fair value of unrealized loss on these contracts as of October 2, 2005 was $5.0 million and was recognized in earnings in the third quarter 2005 to offset the impact of changes in the value of the hedged intercompany notes, which were also recognized in earnings when they were market-to-market. During the third quarter of 2005, $5.1 million was recorded as a transaction gain related to the intercompany notes prior to entering into the forward currency contracts. Gains and losses that are reported in accumulated other comprehensive income will be reclassified into

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
earnings when the Company discontinues hedge accounting or to offset the earnings impact of the hedged item. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; or when management determines that designation of the derivative as a hedge instrument is no longer appropriate.
       Also, in the fourth quarter 2005 the Company entered into forward currency contracts that mature in April 2006 to sell $578.0 million Canadian dollars and buy $490.5 million U.S. dollars in order to hedge certain net investment positions in Canadian subsidiaries. Under SFAS No. 133, these forward currency contracts are designated as highly effective hedges and changes in the fair value of these instruments will be immediately recognized in other comprehensive income, to offset the change in the value of the net investment being hedged.

NOTE 13	RECENTLY ISSUED ACCOUNTING STANDARDS
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award using an option-pricing model. The cost of the awards, including the related tax effects, will be recognized in the consolidated statement of operations. This statement eliminates the alternative to use the intrinsic value method for valuing stock based compensation, which typically resulted in recognition of no compensation cost. This statement was to become effective for interim or annual periods beginning after June 15, 2005, with early adoption encouraged. On April 15, 2005, the Securities and Exchange Commission issued Release No. 33-8568, which amended the date for compliance with SFAS No. 123R to the first interim or annual period of the first fiscal year beginning after June 15, 2005, with early adoption permitted. On October 27, 2005, Wendy’s announced its Compensation Committee, after discussion with its Board of Directors, approved accelerated vesting of all outstanding stock options, except those held by the independent Directors of Wendy’s. The decision to accelerate vesting of stock options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following adoption of SFAS No. 123R and is expected to have a positive effect on employee morale and retention. The Wendy’s Compensation Committee imposed a holding period that will require all executive officers to refrain from selling net shares acquired upon any exercise of these accelerated options, until the date on which the exercise would have been permitted under the option’s original vesting terms or, if earlier, the executive officer’s death, disability or termination of employment. Under SFAS No. 123R, the classification of cash flows between operating and financing activities will be affected due to a change in treatment for tax benefits realized. As a result of the acceleration of vesting on the majority of Wendy’s outstanding stock options, the Company does not expect the adoption of SFAS No. 123R to have a significant impact on its financial statements.
       SFAS No. 123R requires recognition of compensation cost under a non-substantive vesting period approach, which requires recognition of compensation expense when an employee is eligible to retire. The Company has historically recognized this cost under the nominal vesting approach, generally over the normal vesting period of the award. When the Company adopts SFAS No. 123R in the first quarter of 2006, it will change to the non-substantive approach. See Note 4, Stock Options and Restricted Stock, for a discussion of the impact of this change when the Company adopts SFAS No. 123R.
       In June 2005, the EITF reached a consensus on Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” The consensus requires that the amortization

TIM HORTONS INC. AND SUBSIDIARIES
Notes to the Condensed Consolidated Financial Statements — (Continued)
period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception should be based on the lesser of the useful life of the leasehold improvements or the period of the lease including all renewal periods that are reasonably assured of exercise at the time of the acquisition. The consensus is to be applied prospectively to leasehold improvements acquired subsequent to June 29, 2005. This consensus is consistent with the accounting policy followed by the Company and thus had no impact upon adoption.
       In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R),” which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist at the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period from the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123R. The Company does not expect adoption to have a significant impact on its financial statements.
       In October 2005, the FASB issued FSP FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The Company is currently in the process of evaluating the impact of adopting FSP FAS 13-1, however, we do not expect it to have a significant impact on the Company’s financial statements.

NOTE 14	SUBSEQUENT EVENT
      During the fourth quarter of 2005 the company concluded that the goodwill related to the U.S. reporting unit and the fixed assets related to two New England markets were impaired. The Company will record an impairment charge for the full value of the goodwill in the fourth quarter of approximately $30 million and will record a fixed asset impairment charge related to two New England markets in the range of $17 million to $23 million during the fourth quarter.
      On February 3, 2006 the Company received a demand for payment as of March 7, 2006 on all outstanding interest accrued on the note distributed to Wendy’s in September 2005 in the amount of US$960 million ($1.1 billion Canadian).

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

		Charged
	Balance at	(Credited)		Balance at
	Beginning	to Costs &	Additions	End of
Classification	of Year	Expenses	(Deductions)(1)	Year

	(in thousands)
Fiscal year ended December 29, 2002:
Deferred tax asset valuation allowance	$19,517	$13,475	$(242)	$32,750
Allowance for doubtful accounts	7,902	(1,586)	(374)	5,942

	$27,419	$11,889	$(616)	$38,692

Fiscal year ended December 28, 2003:
Deferred tax asset valuation allowance	$32,750	$(1,341)	$(5,397)	$26,012
Allowance for doubtful accounts	5,942	116	(2,193)	3,865

	$38,692	$(1,225)	$(7,590)	$29,877

Fiscal year ended January 2, 2005:
Deferred tax asset valuation allowance	$26,012	$10,223	$(2,931)	$33,304
Allowance for doubtful accounts	3,865	(191)	(526)	3,148

	$29,877	$10,032	$(3,457)	$36,452

(1)	Primarily represents reserves written off or reversed due to the resolution of certain franchise situations and translation adjustments.
       Year-end balances are reflected in the Consolidated Balance Sheet as follows:

	December 29,	December 28,	January 2,
	2002	2003	2005

	(in thousands)
Deducted from accounts and notes receivable, net	$5,942	$3,865	$3,148

Deducted from deferred income taxes — long-term	32,750	26,012	33,304

	$38,692	$29,877	$36,452

Western Canada
508
Ontario
1,412
Quebec
305
Atlantic
Canada
372
U.S.
288

Tim Hortons

restaurant locations

community involvement

CAMP DAY
June 8, 2005
Thank you. Over $6.4 million raised for the Tim Horton Children's Foundation.
Entire proceeds go to help deserving kids.
Tim Hortons

Follow the Leader
Tim Hortons

All the dough
goes to a great cause.
$1.00

Tim Hortons
Nov. 12, 2004
$13,760
Thirteen Thousand Seven Hundred Sixty
Tim Hortons

restaurant locations Tim Hortons Canada Franchise 2,564 Company 33 226 Company 62 Total Tim Hortons 2,885 (On January 1, 2006) community involvement	Tim Hortons U.S.	Franchise

It's only one cup,
but it's held by millions.
ALWAYS FRESH
Tim Hortons
COFFEE

It’s only one cup, but it’s held by millions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
       The following table sets forth our estimated costs and expenses (other than underwriting discounts) payable in connection with this offering.

SEC Registration and Canadian Filing Fees		$80,000
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
NYSE and TSX Listing Fees		*
Blue Sky Qualification Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, provide they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, regarding any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted in the individual is adjudge liable to the corporation (unless court determines otherwise). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions or (iv) transactions from which a director derives a personal benefit. Our certificate of incorporation contains such a provision.
      Our certificate of incorporation incorporates Sections 145 and 102 of the Delaware General Corporation Law and provides that director personal liability is limited to the fullest extent permitted under Delaware law and that we will indemnify each director and officer against all claims and expenses resulting form the fact that such person was a director or an officer of the Company. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the Company; or (ii) in the case of a criminal proceeding, had no reasonable cause to believe the claimant’s conduct was unlawful. This determination will be made by our disinterested directors, our stockholders or independent counsel in accordance with Section 145 of the Delaware General Corporation Law.
      Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director or an officer of the Company against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
       Except for the issuance of common stock to Wendy’s, Tim Hortons has not issued any securities in unregistered transactions. The issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
       (a) Exhibit Index
       A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.
       (b) Financial Statement Schedules
       See Schedule II — Valuation and Qualifying Accounts in Part I of this prospectus.

ITEM 17.	UNDERTAKINGS
       The undersigned Registrant hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oakville, Province of Ontario, on February 14, 2006.

Tim Hortons Inc.

By:	/s/ Cynthia J. Devine

Name: Cynthia J. Devine

Title:	Executive Vice President and Chief Financial Officer
       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 14, 2006.

Signature		Title

* Paul D. House		Chief Executive Officer and President (principal executive officer); Director

/s/ Cynthia J. Devine Cynthia J. Devine		Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer); Director

* John T. Schuessler		Director

* Kerrii B. Anderson		Director

* David P. Lauer		Director

* David H. Lees		Director

* Frank Iacobucci		Director

* James V. Pickett		Director

*By	/s/ Cynthia J. Devine Cynthia J. Devine Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of Tim Hortons Inc.
3	.2*	By-laws of Tim Hortons Inc.
4	.2*	Rights Agreement
5	.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP
10	.1*	Form of Master Separation Agreement
10	.2*	Form of Shared Services Agreement
10	.3*	Form of Tax Sharing Agreement
10	.4*	Form of Registration Rights Agreement
11	.1*	Statement regarding computation of per share earnings
21	.1*	List of Subsidiaries
23	.1*	Consent of Akin Gump Strauss Hauer & Feld LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2		Consent of PricewaterhouseCoopers LLP
24	.1**	Powers of Attorney
24.2		Powers of Attorney

*	To be filed by amendment.

**	Previously filed.

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